Filed Pursuant to Rule 424(b)(3)

Registration No. 333-159487

58,789,503 Shares

Broadwind Energy, Inc.

Common Stock

This prospectus covers the resale by selling stockholders of up to 58,789,503 shares of our common stock, $0.001 par value per share.

These securities will be offered for sale from time to time by the selling stockholders identified in this prospectus in accordance with the terms described in the section of this prospectus entitled “Plan of Distribution.”  We will not receive any of the proceeds from the sale of the common stock by the selling stockholders.

Our common stock is listed on the Nasdaq Global Select Market under the symbol “BWEN.”  On August 7, 2009, the last reported sale price of our common stock was $9.95 per share.

Investing in our common stock involves substantial risks.  See “Risk Factors”

beginning on page 10.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus is August 18, 2009.

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by or on behalf of us or any other information to which we have referred you.  We and the selling stockholders have not authorized anyone to provide you with information different from that contained in this prospectus.  The selling stockholders are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted.  The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the shares of common stock. Our business, financial operations and prospects may have changed since that date.

Information contained in our website does not constitute a part of this prospectus.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus and does not contain all of the information you should consider in making your investment decision.  You should read the following summary together with all of the more detailed information regarding us and our common stock being sold in the offering, including our consolidated financial statements and the related notes, the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” appearing elsewhere in this prospectus.  Unless we state otherwise, “Broadwind Energy,” “Broadwind,” the “Company,” “we,” “us” and “our” refer to Broadwind Energy, Inc., a Delaware incorporated company headquartered in Naperville, Illinois, and its wholly-owned subsidiaries.

Business Overview

We are a supplier of value-added products and services to the North American wind energy sector as well as other energy-related industries. We provide our customers, such as leading wind turbine manufacturers and developers, wind farm operators and service companies, with a broad range of component and service offerings. Since 2006, we have made significant investments in the growth of our business through a series of acquisitions. In doing so, we have developed a broad, U.S.-based supply chain for wind development in North America. We are also pursuing international business opportunities so that we can better serve our customers, enhance our supply chain and develop synergies among our subsidiary companies. In addition, we plan to increase our efforts in developing new technologies that will further enhance the products and services we provide our customers in the wind energy market. Our businesses are currently organized in two operating segments: Products and Services.

Products

The Products segment includes the operations of Brad Foote Gear Works, Inc. (“Brad Foote”), Tower Tech Systems Inc. (“Tower Tech”) and R.B.A., Inc. (“RBA”). This segment specializes in the manufacture and sale of products such as high precision gears for wind turbines, custom-engineered gearing systems for the mining, energy, and industrial sectors, structural wind towers, internal tower components, and large fabricated and machined components for the construction and mining industries. Production processes include sophisticated form grinding and finishing of gears and gear sets, steel plate processing, semi-automated heavy welding and custom corrosion protection of components. Our primary focus is on the wind energy industry; however, our Products segment also services mining, oil and gas, construction and other industrial energy applications.

As of August 1, 2009, the segment had approximately 548 employees, and operated in Wisconsin, Texas, Illinois, and Pennsylvania. Taking into account our acquisition of RBA on October 1, 2007 and Brad Foote on October 19, 2007, our Products segment had revenues of $29,804,000 and $177,114,000, in 2007 and 2008, respectively.

The following is a summary of the three subsidiaries that comprise our Products segment:

•                  Brad Foote, founded in 1924 and acquired by us in October 2007, produces precision and custom-engineered gearing systems for wind power generation, oil production, mining, steel, and transportation industries. Brad Foote has two facilities in Cicero, Illinois and one facility in Neville Island, Pennsylvania which we believe collectively represent the largest gear grinding and carburizing capacity in North America. As of August 1, 2009, Brad Foote had approximately 240 employees and total manufacturing space of approximately 569,000 square feet.

•                  Tower Tech, founded in 2003 and acquired by us in February 2006, manufactures utility-scale wind towers for wind energy development. Today, Tower Tech is a leading manufacturer of wind towers and specializes in delivering the larger and heavier “next generation” wind towers to our customers. Tower Tech has strategically located facilities in Manitowoc,

Wisconsin and Abilene, Texas and third wind tower manufacturing facility currently under construction in South Dakota. Tower Tech’s facilities have a combined annual production capacity which supports up to 1,500 megawatts (“MW”) of wind energy production on an annual basis. As of August 1, 2009, Tower Tech had approximately 285 employees and total manufacturing space of approximately 346,000 square feet in its Manitowoc and Abilene facilities.

•                  RBA, founded in 1985 and acquired by us in October 2007, specializes in heavy steel fabrication and performs specialty welding services. RBA refurbishes, assembles and welds heavy equipment for the crane manufacturing, construction and mining industries. RBA has facilities in Manitowoc, and Clintonville, Wisconsin. As of August 1, 2009, RBA had approximately 23 employees and total manufacturing space of approximately 100,000 square feet.

Services

The Services segment was established upon our acquisition of Energy Maintenance Service, LLC (“EMS”) in January 2008 and expanded with our acquisition of Badger Transport, Inc. (“Badger”) in June 2008. This segment specializes in construction, operations and maintenance and component repair services for the wind energy industry as well as specialized heavy haul trucking services to installation sites. Services provided include construction and technical support in the erection of wind turbine generators, scheduled and un-scheduled maintenance, fiberglass blade repair, retrofit solutions, technical training, and the transportation of oversize/overweight equipment and machinery.

As of August 1, 2009, the segment had approximately 238 employees. Currently, the Services segment has service hub locations in South Dakota, Texas and Wisconsin and satellite field service centers in California, Colorado and Illinois. Taking into account the acquisition of EMS on January 16, 2008 and Badger on June 4, 2008, the Services segment had revenues of $41,502,000 in fiscal year 2008.

The following is a summary of the two subsidiaries that comprise our Services segment:

•                  EMS, founded in 1998 and acquired by us in January 2008, provides construction, operations and maintenance, and component repair services for the wind energy industry. EMS specializes in wind turbine repair offerings, including major component refurbishing, wind turbine maintenance, construction support and engineering and advisory services. The company’s customers include turbine and component manufacturers, wind farm owners and developers. EMS’ main office is in Gary, South Dakota and it has major repair hubs in Howard, South Dakota and Abilene, Texas as well as satellite field service centers in California, Colorado and Illinois. As of August 1, 2009, EMS had approximately 185 employees.

•                  Badger, founded in 1982 and acquired by us in June 2008, is a provider of specialty transportation services of oversize/overweight equipment and machinery, primarily to the wind energy industry. The company specializes in the transport of tower sections, blades, nacelles and other oversized equipment for large industrial applications. Badger has been in business for over 25 years, with 15 years in specialized heavy haul and more than 11 years serving the wind industry. Badger operates from its headquarters in Clintonville, Wisconsin. As of August 1, 2009, Badger had approximately 53 employees and operated or leased a total of 64 trailers.

See Note 21 “Segment Reporting” of the notes to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2008 for a discussion of summary financial information by segment.

Competitive Strengths

We believe our business model offers a number of competitive strengths that have contributed to our commercial success and will enable us to capitalize on significant opportunities for growth.  These competitive strengths include the following:

•                  A leading supplier of wind components, logistics and service to the wind industry.  We have successfully won key contracts and established relationships with major wind sector manufacturers and hold leading positions in many of the markets we serve.  As of March 31, 2009, we provided products and services to six of the eight largest wind turbine manufacturers in the United States based on MW supplied in 2007.  We believe our market position as one of the only component suppliers with a strong national presence and significant scale favorably position us to capitalize on an increasing demand for wind turbines.  With the cost of shipping components to assembly plants and project sites representing up to 10–15% of the final cost of a wind project, our facilities and hubs across key wind states such as Texas, South Dakota, Pennsylvania, Illinois, California and Wisconsin provide us the opportunity to be the leading North American platform with the ability to meet the needs of turbine manufacturers across North America.

•                  Well-positioned to benefit from the high growth of the North American wind market.  We have made significant upfront investments in human resources and property and equipment to position ourselves to continue to take advantage of the potential growth in the North American wind industry.  Emerging Energy Research projects a 22% compounded annual growth rate (“CAGR”) in installed wind capacity between 2008 and 2013.  In 2008 alone, the U.S. wind industry installed over 8,000 MW of new capacity.  We believe volatile electricity prices, increasing electricity demand, and anticipated clean energy and climate change legislation have created a favorable environment in North America for the development of renewable sources such as wind power.  The American Recovery and Reinvestment Act (“ARRA”), for example, appropriated $16.8 billion over ten years for renewable energy, extended a ten-year production tax credit to wind facilities placed in service on or before December 31, 2012, provided developers of wind facilities with an option to take an investment tax credit in lieu of the production tax credit and, in some cases, allows developers to apply to receive a cash grant in an amount equal to the investment tax credit in lieu of either credit.  In addition, the federal government is considering the establishment of clean power energy standards, a federal clean power energy portfolio and a cap-and-trade carbon reduction program which we believe, if adopted, would support further growth in demand for wind energy generation.

•                  Strong and broad customer relationships with cross-selling opportunities across customer base.  Our management continues to work to develop long-term, multi-year backlog and strategic customer relationships in all our product and service businesses designed to provide for an integrated solution to the fragmented supply chain our customers face.  The manufacture and production of wind energy-related infrastructure involves over 5,000 components.  Currently, many of the key inputs making up the wind supply chain are both geographically dispersed and lack integration, resulting in high transportation costs and quality control issues.  In addition, many of the key strategic component suppliers are currently based in Europe, which historically has resulted in shortages for turbines manufactured in North America.  We believe our strategy to build an integrated platform will enable us to capture a significant portion of the overall component supply market as North American turbine manufacturers look to decrease logistics costs and make their supply chain more efficient.  Further, a number of international players have announced North American-based wind turbine assembly plants that will require supply chain infrastructure.  Our portfolio businesses and customer relationships allow us to cross-sell our products and services across our customer base in the wind energy supply chain.

•                  Industry leading technology, design capabilities and manufacturing expertise.  We possess industry-leading technology, design capabilities and manufacturing expertise.  From our highly efficient Tower Tech tower plants to our flexible and scalable Brad Foote gear production facilities utilizing state-of-the-art HoflerTM production centers, we have invested substantial capital in technological, engineering, manufacturing capabilities and redundant capacity at key locations near wind-rich cities that we believe will enable us to grow our businesses and increase our market share.  In addition, we have benefited from our work with sophisticated original equipment manufacturing customers who run multi-year processes to certify component manufacturers for serial production.  Our size and resources allow us to execute a number of Center of Excellence initiatives including Six Sigma, lean quality initiatives and certificates, supply chain management and new skills and training centers.

•                  Experienced management team with decades of wind industry experience.  Our senior management team has significant industry experience and proven expertise in wind and other energy sectors.  Relevant experience includes areas important to our business including high technical specification industrial manufacturing, operational execution in the wind industry, strategic business development, financial planning and acquisition integration.  They have held positions at national wind and industrial sector companies including Vestas, General Electric, British Petroleum, Trinity Industries, Inc., DMI Industries, Regal Beloit and Whirlpool.

Business and Operating Strategy

Our business strategy is to capitalize on the anticipated growth of wind and other energy sectors in the U.S. and Canada by providing the highest value-added components and services across the wind and other energy sector supply chains. We seek to expand our market share in the North American wind energy industry and other energy sectors and to be the leading provider of a comprehensive supply solution to our customers in North America. The recent downturn in the economy and the effects of the disruptions in the global credit markets and financial systems have had a negative effect on the wind industry and the global heavy manufacturing industry and have limited our short term growth prospects. In light of these challenges and our belief that we have invested in enough infrastructure to meet our short term goals, our immediate focus is to concentrate on (i) achieving operational excellence within our existing businesses, (ii) continuing to expand our North American market share and (iii) maintaining adequate liquidity and working capital.

Our strategic objectives include the following:

•                  Become the leading provider in the wind supply chain in North America by expanding our suite of products and services.  We are dedicated to the identification, development, and commercialization of new products and services that utilize our capacity and provide value-added solutions for our customers. Supply chain management is critical for wind turbine manufacturers who manufacture or will soon manufacture many of the turbines in the U.S. Our local presence in key wind resource states and suite of products and services directly address this critical issue by limiting exchange rate risk and importation and customs duties and substantially reducing transportation and working capital costs for our customers. With the addition of businesses providing new products and services in the last two years, we have made progress in our desire to provide comprehensive solutions for our customers across the wind supply chain from full component manufacturing to delivery to site and construction support. By maintaining strategic relationships with our customers, we are able to understand and meet their needs across the supply chain and provide opportunities to deliver them synergies across our operating units.

•                  Leverage our success in North America to pursue international business opportunities. We have begun to expand our focus beyond the North American wind energy industry to develop an international presence as a long-term strategic objective. We have recently restructured our management team to provide the framework for pursuing international business opportunities which we believe will better serve our customers, enhance our supply chain and develop additional synergies across our operating units.

•                  Leverage our customer relationships within the wind industry and related sectors to cross-sell our products and services.  We believe the future wind industry manufacturing supply chain will be characterized by close customer relationships based on product development and long-term supply agreements. We consider our current relationships with our wind customers to be a key pillar of our future strategy and work closely with them to develop and tailor products to their individual needs. We engage our customers on many levels, including industry research and development, product design, key account management and manufacturing. We believe our developing single-source strategy will help leverage our existing customer relationships with the world’s leading wind turbine manufacturers and help us to realize cross-selling opportunities. We will continue to seek to capture a significant share of our existing customers’ demand and to diversify our revenue markets and customer base.

•                  Continue to develop the service and maintenance businesses.  We believe that the after-market support business in the wind industry is currently underdeveloped. Most wind turbine components are currently serviced by wind turbine manufacturers through applicable warranty periods. We believe that as manufacturer warranties expire and as the complexity and size of wind turbines increase, component manufacturers will increasingly be asked to service their own products. We intend to support our customers’ service strategies, to further develop our own service channels and to capture a share of the expanding service and aftermarket support business on the basis of agreements with wind turbine manufacturers, wind farm operators, and independent service providers. We have local service centers located close to wind sites that are centrally-placed with capital-intensive capabilities, as well as skilled team members. We believe this gives us a competitive advantage as we capitalize on post-warranty growth in wind turbine service and maintenance demand.

•                  Continue to improve production technology and operational efficiency and enhance our cost structure.  Our manufacturing facilities include state-of-the-art equipment and lean processes to reduce costs. Although we have achieved significant cost reductions by emphasizing flexibility in our manufacturing processes and installing modern and more efficient equipment, we remain focused on further reducing costs. We will continue to employ strategies to further optimize the production processes at our facilities to generate increased output and lower our costs while maintaining product quality with high technical specifications. Ongoing efforts are underway to continue to improve labor and machine efficiencies at the plant level, revise staffing programs and upgrade scheduling and performance systems to increase efficiency, reduce inventories, and improve overall financial returns and cash flow. We also intend to continue to construct and operate lean facilities near project sites to decrease transportation costs as well as offer combined services.

•                  Utilize our capacity to increase market share and satisfy our customers’ demand for our products and services.  During 2008 we took steps to increase our manufacturing capabilities by increasing production capacity at our Brad Foote facilities and constructing a tower manufacturing plant in Abilene, Texas. Our Tower Tech subsidiary is also currently constructing an additional tower manufacturing plant in Brandon, South Dakota. In addition, RBA added an additional manufacturing location in Clintonville, Wisconsin. Our service segment increased specialized heavy-haul capacity by over 20% and EMS increased its service capacity through strategic hiring and opened an additional facility capable of MW blade repair. We are prepared to further expand manufacturing and service capacity to meet customer demand when we approach capacity constraints. However, we believe that we are well positioned to take advantage of the current market conditions and an increase in market growth with our current infrastructure. Going forward, we plan to continue to expand our delivery options to benefit from economies of scale and scope from complementary and growing businesses.

•                  Recruit, train and retain high quality employees in our current and planned facilities.  Our business relies on highly skilled workers to operate sophisticated machinery and provide specialized service with demanding technical specifications. The quality and skills of our personnel have been critical to our success to date and our continued growth depends on our ability to attract, train, and retain capable and dedicated employees. We believe we offer attractive employment opportunities in the markets in which we operate. We provide extensive training programs for new employees and continuing education for our existing employees. Many employees are able to operate a variety of different machines, depending on workload and customer orders, allowing us flexibility in our product mix. We intend to continue to place an emphasis on building a collaborate culture that fosters passion, honesty and teamwork to deliver real value for our customers and our investors.

Our Corporate Information

Our principal executive office is located at 47 East Chicago Avenue, Suite 332, Naperville, IL 60540.  Our phone number is (630) 637-0315 and our website address is www.broadwindenergy.com.  Information contained on our website does not constitute part of this prospectus.

Risk Factors

 Investment in our common stock involves substantial risk. You should carefully read and consider the information set forth under “Risk Factors,” which begins on page 10, as well as all other information in this prospectus before investing in our common stock.

The Offering

Common stock offered by the selling stockholders	58,789,503 Shares

Common stock outstanding following the offering	96,601,782 Shares

Use of proceeds	We will not receive any proceeds from the sale of any shares in this offering by selling stockholders. See “Use of Proceeds” for more information.

Nasdaq Global Select Market Symbol	“BWEN”

The selling stockholders are Tontine Capital Partners, L.P. (“TCP”), Tontine Capital Overseas Master Fund, L.P. (“TMF”), Tontine Partners, L.P. (“TP”), Tontine Overseas Fund, Ltd. (“TOF”), Tontine 25 Overseas Master Fund, L.P. (“T25” and collectively with TP, TOF, TCP, TMF and their affiliates, “Tontine”) and J. Cameron Drecoll. For more information regarding how the selling stockholders acquired the securities they are offering, see “Selling Stockholders.” For descriptions of the nature of any position, office or other material relationship which the selling stockholders have had within the past three years with us or any of our predecessors or affiliates, see “Certain Transactions and Business Relationships” and “Security Ownership of Certain Beneficial Owners and Management.”

The number of shares to be outstanding after this offering is based on 96,601,782 shares to be outstanding after giving effect to this offering, and does not include, as of August 7, 2009:

•      3,419,888 shares that are reserved for issuance pursuant to our incentive award plan; and

•      1,941,245 shares of common stock issuable upon the exercise of stock options and restricted stock units outstanding.

We are registering common stock offered by the selling stockholders under the terms of Registration Rights Agreements and subsequent amendments to the Registration Rights Agreements between us and the selling stockholders, as more fully described under the section titled “Certain Transactions and Business Relationships.”

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables set forth our summary consolidated financial data for the periods ended and as of the dates indicated below.  We have derived the summary consolidated financial data as of and for the years ended December 31, 2008, 2007 and 2006 from our audited consolidated financial statements incorporated by reference herein from our Annual Report on Form 10-K for the year ended December 31, 2008.  We have derived the summary consolidated financial data as of and for the quarterly periods ended March 31 and June 30, 2009 and 2008 from our unaudited consolidated financial statements incorporated by reference herein from our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31 and June 30, 2009.

The information set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements incorporated by reference in this prospectus.  Our historical results may not be indicative of the operating results to be expected in any future period.

(In thousands, except per share data)

	Three Months Ended June 30,		Three Months Ended March 31,
	2009	2008	2009	2008
Selected Statement of Operations Data
Revenues	$52,313	$40,830	$53,062	$35,164
Cost of sales	49,162	30,739	48,377	27,154
Gross margin	3,151	10,091	4,685	8,010
Gross margin percentage	6.0%	24.7%	8.8%	22.8%

Selling, general and administrative expenses	10,525	8,995	8,916	7,370
Intangible amortization	2,906	2,738	2,906	2,579
Operating loss	(10,280)	(1,642)	(7,137)	(1,939)
Operating loss margin percentage	-19.7%	-4.0%	-13.5%	-5.5%

Total other income (expense), net	5,017	(319)	(449)	(1,316)
Provision (benefit) for income taxes	163	12	(436)	188

Net loss	$(5,426)	$(1,973)	$(7,150)	$(3,443)

Net loss per share - basic and diluted	$(0.06)	$(0.02)	$(0.07)	$(0.04)

	As of June 30,	As of March 31,
	2009	2009
Selected Balance Sheet Data
Assets:
Cash and cash equivalents	$7,834	$6,333
Accounts receivable, net	26,716	25,821
Inventories, net	35,274	43,333
Total current assets	74,931	79,157
Property and equipment, net	141,651	147,197
Goodwill and intangibles, net	133,765	133,641
Total assets	351,944	360,269

Liabilities:
Accounts payable and accrued liabilities	$39,742	$43,767
Total current liabilities	74,915	79,807
Total long-term debt, net of current maturities	19,481	18,651
Total liabilities	100,552	104,445

Working capital (deficit)	$16	$(650)

Total stockholders' equity	$251,392	$255,824

	Six Months Ended June 30,		Three Months Ended March 31,
	2009	2008	2009	2008
Selected Statement of Cash Flows Data
Net cash provided by (used in) operating activities	$122	$(6,434)	$(301)	$276

Net cash used in investing activities	(11,038)	(45,920)	(6,719)	(27,468)

Net cash provided by (used in) financing activities	3,497	128,441	(1,900)	28,262

Proceeds from the issuance of common stock	445	17,225	—	17,225

Capital expenditures	9,064	20,465	6,743	8,934

Cash paid for acquisitions, net of acquired cash	—	24,955	—	18,534

	For the Year Ended December 31,
	2008	2007	2006
Selected Statement of Operations Data
Revenues	$217,321	$29,804	$4,023
Cost of sales	183,951	25,865	4,822
Gross margin (deficit)	33,370	3,939	(799)

Gross margin (deficit) percentage	15.4%	13.2%	(19.9)%
Selling, general and administrative expenses	41,545	5,724	1,501
Goodwill impairment(1)	2,409	—	—
Intangible amortization	11,159	1,750	21
Operating loss	(21,743)	(3,535)	(2,321)
Operating loss margin percentage	(10.0)%	(11.9)%	(57.7)%

Total other expense, net	(2,480)	(866)	(414)
Provision (benefit) for income taxes	1,062	(1,039)	—
Net loss	$(25,285)	$(3,362)	$(2,735)

Net loss per share—basic and diluted	$(0.28)	$(0.07)	$(0.08)

Weighted average shares outstanding—basic and diluted	89,899	51,535	33,772

	As of December 31,
	2008	2007	2006
Selected Balance Sheet Data
Assets:
Cash and cash equivalents	$15,253	$5,782	$125
Accounts receivable, net	36,709	13,541	161
Inventory	41,895	12,983	288
Total current assets	98,219	34,752	588
Property and equipment, net	144,707	58,890	2,799
Goodwill and intangibles, net	136,547	111,633	—
Total assets	379,748	205,818	3,895

Liabilities:
Accounts payable and accrued liabilities	$50,611	$22,593	$3,149
Total current liabilities	85,742	62,449	8,402
Total long-term debt, net of current maturities	25,792	17,620	807
Total liabilities	117,592	81,282	9,209

Working capital (deficit)	$12,477	$(27,697)	$(7,814)

Total stockholders’ equity (deficit)	$262,156	$124,536	$(5,314)

	For the Year Ended December 31,
	2008	2007	2006
Selected Statement of Cash Flows Data
Net cash (used in) provided by operating activities	$(2,359)	$521	$(711)
Net cash used in investing activities	(106,696)	(82,828)	(408)
Net cash provided by financing activities	118,526	87,964	1,078
Proceeds from the issuance of common stock	117,389	65,400	—
Capital expenditures	83,720	5,854	408
Cash paid for acquisitions, net of acquired cash	23,016	76,474	—

	2008	2007	2006
Selected Other Data—Non GAAP Financial Measures
EBITDAS(2)	$4,327	$103	$(1,643)
EBITDAS margin percentage(3)	2.0%	0.3%	(40.8)%

(1) During the year ended December 31, 2008, we recorded a goodwill impairment charge of $2,409 related to our Products segment.  See Note 10 “Goodwill and Intangible Assets” of the notes to our financial statements for further discussion of the impairment.

(2) For any period, earnings before interest, taxes, depreciation, amortization, and share-based compensation (“EBITDAS”) are calculated as presented below.  Additionally, the calculation of EBITDAS excludes the effect of any goodwill and intangible impairment charges.

	For the Year Ended December 31,
	2008	2007	2006
Net loss	$(25,285)	$(3,362)	$(2,735)
Provision (benefit) for income taxes	1,062	(1,039)	—
Interest income	(584)	(400)	—
Interest expense	2,860	1,239	411
Goodwill impairment	2,409	—	—
Depreciation and amortization	21,866	3,523	328
Share-based compensation	1,999	142	353
EBITDAS	$4,327	$103	$(1,643)

(3) EBITDAS margin percentage equals EBITDAS divided by total revenue.  We believe that EBITDAS is particularly meaningful due principally to the role acquisitions have played in our development.  Historically, our growth through acquisitions has resulted in significant non-cash depreciation and amortization expense because a significant portion of the purchase price of our acquired businesses is generally allocated to depreciable fixed assets and long-lived assets, which primarily consists of goodwill and amortizable intangible assets.  Please note that neither EBITDAS nor EBITDAS margin percentage should be considered alternatives to, nor is there any implication that they are more meaningful than, any measure of performance or liquidity promulgated under accounting principles generally accepted in the U.S.

RISK FACTORS

Investing in our common stock involves a high degree of risk.  You should carefully consider the following risks and all other information contained in this prospectus, including our consolidated financial statements and the related notes, before investing in our common stock.  If any of the following risks materialize, our business, financial condition or results of operations could be materially harmed.  In that case, the trading price of our common stock could decline, and you may lose some or all of your investment.

Risks Relating to Our Business and Our Industry

Our businesses, and therefore our results of operations and financial condition, may be adversely affected by the current disruption in the global credit markets and instability of financial systems.

The recent disruption in the global credit markets, the re-pricing of credit risk and the deterioration of the financial and real estate markets generally, particularly in the U.S. and Europe, have all contributed to a reduction in consumer spending and a decline in the overall U.S. economy.  Although the recent disruptions were initially in the housing, financial and insurance sectors, this deterioration has further expanded to the general economy and other sectors, including the wind energy sector.  Tight credit, increased unemployment and reduced consumer confidence have had negative effects on demand for alternative sources of energy and consequently for our product and service offerings.  In addition, some economists are predicting that the U.S. economy, and possibly the global economy, has entered into a prolonged recession or even a depression as a result of the foregoing factors.  Such a prolonged downturn in the U.S. or global economy could have a material adverse effect on our business in a number of ways, including lower sales and renewal cycles if there is a reduction in demand for wind energy and could have a material adverse effect on our liquidity, results of operations and financial condition.

In addition, if these conditions continue or worsen, they may result in reduced worldwide demand for energy and additional difficulties in obtaining financing, which may adversely affect our business.  Risks we might face could include: potential declines in revenues in our business segments due to reduced orders or other factors caused by economic challenges faced by our customers and prospective customers, potential adverse impacts on our ability to access credit and other financing sources beyond the approved credit lines we currently have, and increased costs associated with accessing further credit and financing sources.  Further, if these conditions continue or worsen, our ability to finance future acquisitions or significant capital expenditures relating to new projects and lines of business may be adversely affected.

A disruption of economic growth in the wind industry could negatively impact our results of operations and growth.

Our business segments are focused on supplying products and services to wind turbine manufacturers and owners and operators of wind energy generation facilities.  Currently, the wind industry is dependent upon federal tax incentives and state renewable portfolio standards.  The federal government provides economic incentives to the owners of wind energy facilities, including a federal production tax credit, an investment tax credit and a cash grant equal in value to the investment tax credit.  The production tax credit was extended by the ARRA in February 2009 and provides the owner of a qualifying wind energy facility placed in service before the end of 2012 with a ten-year tax credit against the owner’s federal income tax obligations based on the amount of electricity generated by the qualifying wind energy facility and sold to unrelated third parties.

Alternatively, wind project owners may (i) elect to receive an investment tax credit equal to 30% of the qualifying basis of facilities placed in service before the end of 2012 or (ii) for facilities placed in service in 2009 or 2010 (or, if construction begins before the end of 2010, placed in service before the end of 2012), apply to receive a cash grant from the Department of Treasury, equal in value to the investment tax credit, for facilities placed in service in 2009 and 2010, and also for facilities placed in service before 2013 if construction begins before the end of 2010.

The production tax credit, investment tax credit and cash grant program provide material incentives to develop wind energy generation facilities and thereby impact the demand for our manufactured products and services. The increased demand for our products and services resulting from the credits and incentives may continue until such credits or incentives lapse.  The failure of Congress to extend or renew these incentives beyond their current expiration dates could significantly delay the development of wind energy generation facilities and the demand for wind turbines, towers and related components.  In addition, we cannot assure you that any subsequent extension or renewal of the production tax credit, investment tax credit or cash grant program would be enacted prior to its expiration or, if allowed to expire, that any extension or renewal enacted thereafter would be enacted with retroactive effect.  It is possible that these federal incentives will not be extended beyond their current expiration dates.  Any delay or failure to extend or renew the federal production tax credit, investment tax credit or cash grant program in the future could have a material adverse impact on our business, results of operations, financial performance and future development efforts.

Renewable portfolio standards are state-specific statutory provisions requiring state-regulated electric utilities to supply a certain amount of electricity from renewable energy sources or devote a certain portion of their plant capacity to renewable energy sources.  Additionally, certified renewable energy generators can earn renewable energy credits for every unit of electricity they produce and sell from renewable generation facilities.  These standards have spurred significant growth in the wind energy industry and a corresponding increase in the demand for our manufactured products.  Currently, more than 25 states and the District of Colombia have renewable portfolio standards in place and at least 3 states have voluntary utility commitments to supply a specific percentage of their electricity from renewable sources.  The enactment of renewable portfolio standards in additional states or any changes to existing renewable portfolio standards, or the enactment of a federal renewable portfolio standard or carbon trading policy may impact the demand for our products.  We cannot assure you that government support for renewable energy will continue.  The elimination of, or reduction in, state or federal government policies that support renewable energy could have a material adverse impact on our business, results of operations, financial performance and future development efforts.

We are substantially dependent on a few significant customers.

Each of our segments has significant customers and concentrated sales to such customers.  If our relationships with significant customers should change materially, including as a result of decreased customer demand for our products and services due to the impact of current or future economic conditions on our customers, it could be difficult for us to immediately and profitably replace lost sales in such a market where we have significant revenue concentration.  In addition, although our subsidiary companies operate independently, a dispute between a significant customer and us or one of our subsidiaries could have a negative effect on the business relationship we have with that customer across our entire organization.  Among other things, such a dispute could lead to an overall decrease in such customer’s demand for our products and services or difficulty in collecting amounts due to one or more of our subsidiaries that are otherwise not related to such a dispute.  Moreover, a material change in payment terms for accounts receivable of a significant customer could have a material adverse effect on our short-term cash flows.

Our customers may be significantly affected by disruptions and volatility in the markets.

Current market disruptions and regular market volatility may have adverse impacts on our customers’ ability to pay when due the amounts payable to us and could cause related increases in our cost of capital associated with any increased working capital or borrowing needs we may have if this occurs.  We may also have difficulty collecting amounts payable to us in full (or at all) if any of our customers fail or seek protection under applicable bankruptcy or insolvency laws.  In addition, our customers may attempt to renegotiate the terms of contracts or reduce the size of orders with us as a result of disruptions and volatility in the markets.  Our backlog is substantial and we cannot predict with any degree of certainty the amount of our backlog that we will be successful in collecting from our customers.

Market disruptions and regular market volatility may also result in an increased likelihood of our customers bringing warranty or remediation claims in connection with our products or services that they would not ordinarily bring in a more stable economic environment.  In the event of such a claim, we may incur costs if we decide to compensate the affected customer or to engage in litigation against the affected customer regarding the claim.  We maintain product liability insurance, but there can be no guarantee that such insurance will be available or adequate to protect against such claims.  A successful claim against us could result in a material adverse effect on our business.

Volatile financial markets or our own operating performance and liquidity could restrict our ability to access capital, and may increase our borrowing costs and ability to continue as a going concern.

In a Schedule 13D filed with the SEC on November 10, 2008, Tontine stated its intention to explore alternatives for the disposition of its equity interest in the Company.  Tontine owns approximately 47.7% of our outstanding common stock as of July 14, 2009.  We have from time to time relied on Tontine for financing cash flows from private placements of our common stock.  Tontine’s intentions with respect to our common stock may affect our ability to raise cash from financing activities and could affect our liquidity.

We rely on access to both short and long-term capital markets as a source of liquidity for capital requirements not satisfied by cash flows from operations.  If we are not able to access capital at competitive rates, the ability to implement our business plans may be adversely affected.  Unprecedented disruptions in the current credit and financial markets, particularly in the United States and Europe, have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many companies.  These disruptions could make it more difficult for us to obtain debt financing for our operations, acquisitions and anticipated capital expenditures or increase our cost of obtaining financing, which could have a material adverse effect on our liquidity, results of operations and financial condition.

We have a limited history of operations and have incurred operating losses since inception. We anticipate that our current cash resources and cash to be generated from operations will be adequate to meet our liquidity needs for at least the next twelve months. We have amended several of our primary debt agreements during 2009, which have resulted in reducing debt obligations coming due during the current year and obtained waivers for financial covenant violations.  While we expect that we will be in compliance with the amended and restated covenants contained in the loan agreements, there can be no certainty that we will be in compliance with such covenants for any future periods or that we will be able to attain a waiver from our lenders in the event of a violation of one or more such covenants.  As a result, among other things, our debt holders could declare all outstanding principal and interest to be due and payable.  Violations of such covenants may restrict our ability to obtain the additional financing we need to implement our growth strategy.  In the event of a loan covenant violation and inability to obtain waivers, our loans would be due immediately and our ability to obtain financing could be severely impacted.  In addition, if sales and subsequent collections from several large customers, as well as revenues generated from new customer orders, are not materially consistent with management’s plans, we may encounter cash flow and liquidity issues. Additional funding may not be available when needed or on terms acceptable to us and we may not be able to obtain financing under our current primary debt agreements. If we are unable to obtain additional capital or if our current sources of financing are reduced or unavailable, we will likely be required to delay, reduce the scope of or eliminate our plans for expansion and growth and this could affect our overall operations. Any additional equity financing, if available, may be dilutive to stockholders, and additional debt financing, if available, will likely require covenants that restrict us and certain of such covenants may materially restrict us.

In connection with our acquisition of Brad Foote in October 2007, we assumed outstanding debt and available lines of credit totaling approximately $25,500 under various debt facilities (the “Debt Facilities”) with Bank of America, as successor to LaSalle ank (“BOA”). The Debt Facilities are governed by a Loan and Security Agreement dated as of January 17, 1997 (as previously amended and/or restated, the “Loan Agreement”).

Following a series of amendments to the Loan Agreement, as of June 30, 2009: (i) the interest rate under each of the Debt Facilities was the greater of (A) the London Interbank Offered Rate (“LIBOR”) plus 5% and (B) 6%; (ii) the maturity dates for the Debt Facilities range from January 15, 2011 to December 31, 2011; (iii) the total amount outstanding under the Debt Facilities is approximately $19,631; and (iv) there were required principal payments of approximately $7,364 due over the next twelve (12) months, with additional principal payments due thereafter.

Brad Foote’s obligations under the Loan Agreement are secured by the following: (i) all of the assets of Brad Foote; (ii) all of the shares of stock of Brad Foote and all of Brad Foote’s indebtedness to us; (iii) an unconditional guaranty from us and from the BF Subsidiaries (hereinafter defined); and (iv) mortgages from the BF Subsidiaries and Brad Foote to BOA (“BF Subsidiaries” means the following wholly-owned subsidiaries of Brad Foote that hold record title to certain facilities used in Brad Foote’s operations: 1309 South Cicero Avenue, LLC and 5100 Neville Road, LLC).

Each of the Debt Facilities becomes immediately due and payable upon breach of any covenants or representations made by Brad Foote in the Loan Agreement and upon other customary events of default.

The Loan Agreement requires Brad Foote to comply with standard covenants, including certain financial covenants, and that we and Brad Foote provide certain financial reporting and periodically certify financial statements to BOA. Other covenants contained in the Loan Agreement include restrictions on Brad Foote’s ability to make distributions or dividends, incur indebtedness or make subordinated debt payments, as well as limitations on Brad Foote’s ability to make capital expenditures, any of which could ultimately affect our ability to undertake additional debt or equity financing. Certain of these covenants have been amended and/or restated from time to time pursuant to various amendments to the Loan Agreement. In addition, BOA has waived violations of certain covenants in certain instances.

On May 8, 2009, Brad Foote and BOA entered into a further amendment to the Loan Agreement. Under this amendment, BOA waived (solely with respect to certain specified time periods) Brad Foote’s violation of certain financial covenants with respect to (i) senior debt to EBITDA ratio, (ii) cash flow coverage ratio, and (iii) minimum EBITDA ratio. BOA also waived certain covenants relating to the delivery of Brad Foote’s financial information to BOA.

In addition, the May 8, 2009 amendment provided that certain of Brad Foote’s financial covenants be amended and restated, including requirements with respect to maintenance of ratios of (i) senior debt to EBITDA, (ii) cash flow coverage, and (iii) minimum EBITDA. In connection with this amendment, Brad Foote agreed to pay BOA a $25 amendment and waiver fee, as well as all reasonable fees and expenses of BOA incurred in connection with the amendment.

On August 7, 2009, Brad Foote, the BF Subsidiaries and BOA entered into a Third Omnibus Amendment Agreement (the “Third Omnibus Amendment”), further amending the Loan Agreement and the documents evidencing the Debt Facilities. The Third Omnibus Amendment also provided that (i) BOA waive Brad Foote’s violation of the financial covenants set forth in  the Loan Agreement (the senior debt to EBITDA and minimum EBITDA covenants) for the second quarter of 2009 and the calendar month of June 2009, respectively, (ii) amending and restating the requirements with respect to maintenance of ratios for the remainder of 2009 relating to, senior debt to EBITDA, cash flow coverage, a minimum monthly revenue requirements, and starting in 2010 a minimum monthly EBITDA requirements, (iii) BOA waive certain breaches or events of default under the Loan Agreement relating to Brad Foote’s inventory record keeping, and reporting liens filed against certain of Brad Foote’s property (which have subsequently been released by the lien holders), and the delivery of certain Brad Foote financial information, (iv) certain provisions pertaining to insurance ownership of collateral and tax returns be amended to clarify the language therein, (v) Brad Foote pay BOA a $35 amendment and waiver fee, as well as all accrued and unpaid fees and expenses under the Loan Agreement all reasonable fees and expenses of BOA incurred in connection with the Third Omnibus Amendment, (vi) the interest rate payable under each of the Debt Facilities shall be equal to the greater of (A) LIBOR plus five percent (5%) and (B) seven percent (7%), and (vii) Brad Foote may borrow funds from Broadwind on a revolving basis, up to a maximum principal amount of $3,000, which shall be subordinated to indebtedness owed by Brad Foote to BOA and which shall not be subject to certain restrictions imposed on reporting and payment of otherwise previously existing intercompany debt between Brad Foote and Broadwind.   Additionally, the Company and the BF Subsidiaries entered into a Reaffirmation dated August 7, 2009, reaffirming that each of the Loan Documents (as defined in the Loan Agreement) to which they are a party remains in full force and effect and is ratified and confirmed.  While we expect to be in compliance with the amended and restated covenants contained in the Loan Agreement, there can be no certainty that Brad Foote will be in compliance with such covenants for any future periods or that Brad Foote will be able to obtain a waiver from BOA in the event of a violation of one or more such covenants. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for an additional discussion of the Loan Agreement.

In addition, we were able to amend and extend our debt agreements with the primary lenders for Tower Tech and RBA as of March 13, 2009 as further described in the respective Tower Tech and RBA credit facilities discussions included in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” below.  Tower Tech and RBA are also subject to certain covenants within the agreements and there can be no certainty that we will be able to meet our obligations under these covenants.

Our Board of Directors has established a Finance Committee to, among other things, assist the Board in monitoring and evaluating our liquidity, short- and long-term financing plans and capital structure.

We may have difficulty raising additional financing when needed or on acceptable terms, which could force us to delay, reduce or eliminate some or all of our development plans.

Our limited resources and limited operating history may make it difficult to borrow funds to increase the amount of capital available to us to carry out our business.  The amount and nature of any such borrowings would depend on numerous considerations, including our capital requirements, our perceived ability to meet debt service on any such borrowings and the then prevailing conditions in the financial markets, as well as general economic conditions.  There can be no assurance that debt financing, if required or sought, would be available on terms deemed to be commercially acceptable by us and in our best interest.

There can be no assurances that our operations will generate sufficient cash flows or that credit facilities will be available to us in an amount sufficient to enable us to pay our indebtedness or to fund other liquidity needs.

Our ability to make scheduled payments on our debt and other financial obligations will depend on our future financial and operating performance.  While we believe that we will continue to have sufficient cash flows to operate our businesses, there can be no assurances that our operations will generate sufficient cash flows or that credit facilities will be available to us in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs.  If we cannot make scheduled payments on our debt, we will be in default and, as a result, among other things, our debt holders could declare all outstanding principal and interest to be due and payable and we could be forced into bankruptcy or liquidation or required to substantially restructure or alter our business operations or debt obligations.

Our financial and operating performance is subject to prevailing economic and industry conditions and to financial, business and other factors, some of which are beyond our control.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we will likely face increased pressure to dispose of assets, seek additional capital or restructure or refinance our indebtedness.  These actions could have a material adverse effect on our business, financial condition and results of operations.  In addition, we cannot assure that we would be able to take any of these actions, that these actions would be successful and permit us to meet our scheduled debt service obligations or that these actions would be permitted under the terms of our existing or future debt agreements since our credit agreements restrict our ability to dispose of assets and use the proceeds from such dispositions.  For example, we may need to refinance all or a portion of our indebtedness on or before maturity.  There can be no assurance that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all.  In the absence of improved operating results and access to capital resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations.  We may not be able to consummate those dispositions or to obtain the proceeds realized.  Additionally, these proceeds may not be adequate to meet our debt service obligations then due.

Our credit agreements limit our ability to take various actions, and a default under our credit agreements could have a material adverse impact on our business.

Our credit agreements limit our ability to take various actions, including paying dividends and disposing of assets.  Accordingly, we may be restricted from taking actions that management believes would be desirable and in the best interests of us and our stockholders.  Our credit agreements also require us to satisfy specified financial and non-financial covenants.  A breach of any covenants contained in our credit agreements could result in an event of default under the agreements.  Upon the occurrence of an event of default under our credit agreements, the lenders may not be required to lend any additional amounts to us and could elect to declare all borrowings outstanding thereunder, together with accrued and unpaid interest and fees, to be due and payable, which could also trigger payment obligations under various guaranties securing certain of our borrowings, any of which could have a material adverse effect on our business or financial condition.

As a result of these covenants, we are limited in the manner in which we conduct our business and we may be unable to engage in favorable business activities or finance future operations or capital needs.  Our ability to comply with the covenants and restrictions contained in the agreements governing our indebtedness may be affected by economic, financial and industry conditions beyond our control.  If we were unable to refinance these borrowings on favorable terms, our results of operations and financial condition could be adversely impacted by increased costs and less favorable terms, including higher interest rates and more restrictive covenants.  The instruments governing the terms of any future refinancing of any borrowings are likely to contain similar or more restrictive covenants.

Our level of indebtedness could adversely affect our business, and certain of our indebtedness matures in the near term.

As of June 30, 2009, approximately $39.5 million of outstanding indebtedness related to our consolidated indebtedness totaling approximately $45.7 million was guaranteed by Broadwind.  We cannot assure you that our businesses will generate sufficient cash flow from operations to pay this debt.  In addition, approximately $22.4 million of our indebtedness is scheduled to mature during the next twelve months.

Our significant debt service obligations:

•                 may limit our ability to obtain additional financing in excess of our current borrowing capacity on satisfactory terms to fund working capital requirements, capital expenditures, acquisitions, debt service requirements, capital stock and debt repurchases, dividends, distributions and other general corporate requirements or to refinance existing indebtedness;

•                 require us to dedicate a substantial portion of our cash flows to the payment of principal and interest on our debt which will reduce the funds we have available for other purposes;

•                 limit our liquidity and operational flexibility and our ability to respond to the challenging economic and business conditions that currently exist or that we may face in the future;

•                 may require us in the future to reduce discretionary spending, dispose of assets or forgo acquisitions or other strategic opportunities;

•                 impose on us additional financial and operational restrictions;

•                 expose us to increased interest rate risk because a substantial portion of our debt obligations are at variable interest rates; and

•                 subject us to market and industry speculation as to our financial condition and the effect of our debt level and debt service obligations on our operations, which speculation could be disruptive to our relationships with customers, suppliers, employees, creditors and other third parties.

For a more detailed discussion of the indebtedness of Broadwind and its subsidiaries, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Note 8 “Debt and Credit Agreements” to our consolidated financial statements included in our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009.

Variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

As of June 30, 2009, approximately $26.7 million of our borrowings were at variable rates of interest and expose us to interest rate risk.  If interest rates increase, our debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remained the same.  In connection with the acquisition of Brad Foote in October 2007, we assumed two interest rate swap agreements.  These swap agreements related to two outstanding equipment loans with a notional amount totaling $8.6 million and involved the exchange of a floating interest rate for a fixed interest rate.  These swaps are scheduled to mature in January 2011 and April 2012.  We may use interest rate derivatives to hedge the variability of the cash flows associated with our existing or forecasted variable rate borrowings.  Although we may enter into additional interest rate swaps, involving the exchange of floating for fixed rate interest payments, to reduce interest rate volatility, we cannot provide assurances that we will be able to do so or that such swaps will be effective.

Growth and diversification through acquisitions and internal expansion may not be successful, and could result in poor financial performance.

To execute our business strategy, we may acquire new businesses.  We may not be able to identify appropriate acquisition candidates or successfully negotiate, finance or integrate acquisitions.  If we are unable to make acquisitions, we may be unable to realize the growth we anticipate. Future acquisitions could involve numerous risks including difficulties in integrating the operations, services, products, and personnel of the acquired business; and the potential loss of key employees, customers and suppliers of the acquired business.  If we are unable to successfully manage these acquisition risks, future earnings may be adversely affected.

We may also plan to continue to grow our existing business through increased production levels at existing facilities and through expansion to new manufacturing facilities and locations, such as our recently completed tower manufacturing facility in Abilene, Texas and our partially constructed tower manufacturing facility in Brandon, South Dakota.  Such expansion and any future expansion will require coordinated efforts across the Company and continued enhancements to our current operating infrastructure, including management and operations personnel, systems and equipment, and property.  Difficulties or delays in acquiring and effectively integrating any new facilities may adversely affect future performance.  Moreover, if our expansion efforts do not adequately predict the demand of our customers and our potential customers, our future earnings may be adversely affected.

We have a limited operating history.

In February 2006, we completed a reverse shell transaction with Tower Tech, whereupon we became a holding company for Tower Tech.  From the third quarter of 2007 through June of 2008, we acquired RBA, Brad Foote, EMS and Badger, all of which had been stand-alone private companies prior to when they were acquired by Broadwind.  Our limited operating history and the limited period of time during which we have operated in our current form makes it difficult to evaluate our business.  In addition, the uncertainty of our future performance and ability to maintain or improve our financial, sales and operating systems, procedures and controls increase the risk that we may be unable to continue to successfully operate our business.  In the event that we are not able to manage our growth and operate as a public company due to our limited experience, our business may suffer uncertainty and failures.

We face intense competition from industry participants who may have greater resources than we do.

Our businesses are subject to risks associated with competition from new or existing industry participants who may have more resources and better access to capital.  Many of our competitors and potential competitors may have substantially greater financial, customer support, technical and marketing resources, larger customer bases, longer operating histories, greater name recognition and more established relationships in the industry than we do.  Among other things, these industry participants compete with our subsidiaries based upon price, quality, location and available capacity.  We cannot be sure that we will have the resources or expertise to compete successfully in the future.  Some of our competitors may also be able to provide customers with additional benefits at lower overall costs to increase market share.  We cannot be sure that we will be able to match cost reductions by our competitors or that we will be able to succeed in the face of current or future competition.

We have generated limited revenue and have generated net losses and negative cash flows since our inception.

We have experienced operating losses, as well as net losses, for each of the years during which we have operated.  In addition in light of current economic conditions, we anticipate that future losses and negative cash flow is possible for the foreseeable future.  We have incurred significant costs in connection with the development of our businesses and there is no assurance that we will achieve sufficient revenues to offset anticipated operating costs.  Although we anticipate deriving revenues from the sale of our products and services, no assurance can be given that these products can be sold on a net profit basis.  If we achieve profitability, we cannot give any assurance that we would be able to sustain or increase profitability on a quarterly or annual basis in the future.

Material weaknesses or other deficiencies in our internal control over financial reporting, including potential failure to prevent or detect errors or fraud, could affect the accuracy of our reported financial results.

Management identified material weaknesses in internal controls over financial reporting in 2008, as referenced in Item 9A Controls and Procedures of our Annual Report on Form 10-K for the year ended December 31, 2008.  We restated certain financial information in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 on account of certain material weaknesses in internal controls over our financial reporting.  Internal control weaknesses or deficiencies may continue to affect our ability to close our financial reporting on a timely basis or report accurate numbers.  In addition, acquisitions of companies lacking sufficient financial and internal control expertise may affect our ability to comply with public company reporting requirements in the future, including meeting filing deadlines established by the SEC, and ensuring that our Company-wide controls and procedures are adequate to provide financial information in a timely and reliable matter.  We may incur substantial additional costs to bring acquired companies’ systems into compliance with Section 404 of the Sarbanes-Oxley Act of 2002, as amended (“Sarbanes-Oxley”).  Our ability to attract and retain qualified financial experts will also impact our ability to comply with financial reporting and Sarbanes-Oxley regulations.  If we are not able to maintain the requirements of Section 404 of Sarbanes-Oxley in a timely manner or with adequate compliance, we may be subject to sanctions or investigation by regulatory authorities.  This type of action could adversely affect our financial results or investors’ confidence in our company and our ability to access capital markets and could cause our stock price to decline.

We are required to devote substantial time to regulatory compliance initiatives, which may divert management’s attention from the growth and operation of our business.

As a public company, we incur significant legal, accounting and other expenses, and we are subject to the SEC’s rules and regulations relating to public disclosure that generally involve a substantial expenditure of financial resources and managerial time.  In addition, Sarbanes-Oxley, as well as rules subsequently implemented by the SEC, require changes in corporate governance practices of public companies.  Full compliance with these rules and regulations represents a significant portion of our legal and financial compliance costs and has made some activities more time-consuming and costly.  We may also incur substantial additional costs to bring acquired companies’ systems into compliance with Section 404 of Sarbanes-Oxley.  Such additional reporting and compliance costs may negatively impact our financial results.  To the extent our earnings suffer as a result of the financial impact of our SEC reporting or compliance costs, our ability to develop an active trading market for our securities could be harmed.

As a public company, we also expect that new rules and regulations may make it more difficult and expensive for us to obtain director and officer liability insurance in the future, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same coverage.  As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers.

It may be time-consuming, difficult and costly for us to continue our development and implementation of the internal controls and reporting procedures required by Sarbanes-Oxley.  Some members of our management team have limited or no experience operating a company with securities traded or listed on an exchange, or subject to SEC rules and requirements, including SEC reporting practices and requirements that are applicable to a publicly traded company.  We may need to recruit, hire, train and retain additional financial reporting, internal controls and other personnel in order to develop and implement appropriate internal controls and reporting procedures.

Our future operating results and the market price of the common stock could be materially adversely affected if we are required to write down the carrying value of goodwill or intangible assets associated with any of our operating segments in the future.

In accordance with the Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets (“SFAS 142”), we review our goodwill and intangible balances for impairment on at least an annual basis through the application of a fair-value-based test.  Our estimate of fair-value for each of our operating segments is based primarily on projected future results and cash flows and other assumptions.  In addition, in accordance with the Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”), we review long-lived assets whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.  In October of 2008, we performed our annual test for goodwill impairment and determined that the goodwill balance related to RBA was impaired.  This determination indicated a decline in the projected fair value of RBA net assets based upon forecasted operating results.  Our analysis indicated that the projected discounted cash flows associated with RBA’s net assets did not exceed their carrying value.  As a result, we recorded a goodwill impairment charge of approximately $2.4 million during the fourth quarter of 2008.  In the future, if our projected discounted cash flows associated with our operating segments do not exceed the carrying value of their net assets, we may be required to record additional write downs of the carrying value of goodwill, intangible assets or other long-lived assets associated with any of our operating segments in accordance with SFAS 142 and SFAS 144, and our operating results and the market price of our common stock may be materially adversely affected.

Disruptions in the supply of parts and raw materials, or changes in supplier relations, may negatively impact our operating results.

We are dependent upon the supply of certain raw materials used in our production process and these raw materials are exposed to price fluctuations on the open market.  Raw material costs for items such as steel, the primary raw material used by us, have fluctuated significantly and may continue to fluctuate.  To reduce price risk caused by market fluctuations, we have incorporated price adjustment clauses in certain sales contracts. However, limitations on availability of raw materials or increases or decreases in the cost of raw materials (including steel) energy, transportation and other necessary services may impact our operating results if our manufacturing businesses are not able to fully pass on the costs associated with such increases or decreases to their respective customers.

In addition, we may encounter supplier constraints, be unable to maintain favorable supplier arrangements and relations or be affected by disruptions in the supply chain caused by such events as natural disasters, power outages and the effect of labor strikes.  In the event of significant increases or decreases in the price of raw materials, particularly steel, our margins and profitability could be negatively impacted.

Restrictions on transport and significant fluctuations in fuel costs could affect distribution access to certain geographical areas.

Significant fluctuations in fuel costs and transport restrictions could negatively impact transport of large products such as towers, blades and nacelles.  Depending on the location of our customers’ and potential customers’ wind projects, they may choose to limit their transportation expenses by choosing to source component purchases in geographic areas where our operations are not located.  In addition, rising fuel costs and transport restrictions could have a material effect on the business and operations of Badger, our specialized heavy haul trucking subsidiary.

Trade restrictions may present barriers to entry in certain international markets.

Restrictions on trade with certain international markets could affect our ability to expand into these markets.  In addition, the existence of government subsidies available to our competitors in certain countries may affect our ability to compete on a price basis.

We may be unable to keep pace with rapidly changing technology in wind turbine component manufacturing.

The global market for wind turbines is rapidly evolving technologically.  Wind turbines are progressively becoming larger and more powerful, and our component manufacturing equipment and technology may not be suited for future generations of products being developed by wind turbine companies.  To maintain a successful business in our field, we must keep pace with technological developments and changing standards of our customers and potential customers and meet their constantly evolving demands.  If we fail to adequately respond to the technological changes in our industry, or are not suited to provide components for new types of wind turbines, our net worth, financial condition and operating results may be adversely affected.

We rely on unionized labor, the loss of which could adversely affect our future success.

We are dependent on the services of unionized labor and have collective bargaining agreements with certain of our operations workforce.  The loss of the services of these and other personnel, whether through terminations, attrition, labor strike, or otherwise, or a material change in our collective bargaining agreements, could have a material adverse impact on us and our future profitability.  Collective bargaining units in place at our Brad Foote subsidiary’s Pittsburgh and Cicero facilities are under contract through October 2009 and February 2010, respectively and represent approximately 24% of our workforce.

The loss of our key personnel could harm our business.

Our future success will depend largely on the skills, efforts, and motivation of our executive officers and other key personnel.  Our success also depends, in large part, upon our ability to attract and retain highly qualified management and key personnel throughout our organization.  We face competition in the attraction and retention of personnel who possess the skill sets that we seek.  In addition, key personnel may leave our company and subsequently compete against us.  The loss of the services of any of our key personnel, or our failure to attract and retain other qualified and experienced personnel on acceptable terms, could have a material adverse effect on our business, results of operations, or financial condition.

Our ability to comply with regulatory requirements is critical to our future success and our current level of controls cannot guarantee that we are in compliance with all such requirements.

As a manufacturer and distributor of wind and other energy industry products we are subject to a number of industry standard-setting authorities, such as the American Gear Manufacturers Association and the American Welding Society.  In addition, many of our products are or may become subject to the requirements of federal, state and local or foreign regulatory authorities.  Changes in the standards and requirements imposed by such authorities could have a material adverse effect on us.  In the event we are unable to meet any such standards when adopted our business could be adversely affected.  We may not be able to obtain all regulatory approvals, licenses and permits that may be required in the future, or any necessary modifications to existing regulatory approvals, licenses and permits, or maintain all required regulatory approvals, licenses and permits.

While we believe that our businesses are currently in compliance with the requirements of federal, state and local or foreign regulatory authorities applicable to them, our current internal controls are likely insufficient to guarantee that our businesses are in full compliance with such requirements.  We continue to develop our internal controls with a goal of providing a greater degree of certainty that our businesses are in compliance with applicable governmental and regulatory requirements, but our current level of internal control may fail to reveal to us material instances of non-compliance with such requirements, and such non-compliance could have a material adverse effect on our business.

Our principal stockholder holds a large percentage of our common stock and influences our affairs significantly but has publicly stated its intention to liquidate certain of its holdings in various investments, which may include shares of our common stock.

Tontine owns approximately 47.7% of our outstanding common stock as of August 7, 2009 and has the right to designate three individuals on our board of directors pursuant to a Securities Purchase Agreement entered into with Broadwind in August 2007.  As a result, Tontine has the voting power to significantly influence our policies, business and affairs, and the outcome of any corporate transaction or other matter, including mergers, consolidations and the sale of all, or substantially all, of our assets.  Tontine’s significant ownership level may have the effect of delaying, deterring, or preventing a change in control that otherwise could result in a premium in the price of our common stock.  Tontine and its affiliates may invest in entities that directly or indirectly compete with us or companies in which they currently invest may begin competing with us.  As a result of these relationships, when conflicts between the interests of Tontine and the interests of our other stockholders arise, the Tontine-designated directors may have conflicts of interest.  Although our directors and officers will have a duty of loyalty to us under Delaware law and our certificate of incorporation, transactions that we enter into in which a director or officer has a conflict of interest are generally permissible, if done in compliance with Delaware law.  The actions of Tontine may have the effect of influencing changes in control or changes in management, or limiting the ability of our other stockholders to approve transactions that they may deem to be in their best interest.

As stated above, Tontine in Schedule 13D filed with the SEC on November 10, 2008 stated its intention to explore alternatives for the disposition of its equity interest in the Company.  We have granted Tontine registration rights with respect to the Broadwind common stock it holds.  Sales of substantial amounts of our common stock in the public market, or the perception that these sales may occur, could affect the management of our company and could cause the market price of our common stock to decline.

Risks Relating to our Common Stock and this Offering

Ownership of our common stock is highly concentrated and, as a result, our two largest stockholders can significantly influence our business, which may have the effect to delaying, deterring or preventing a change in control of the Company.

Tontine and J. Cameron Drecoll, our Chief Executive Officer and one of our directors, own approximately 60.9% of our outstanding common stock as of August 7, 2009.  As a result, Tontine and Mr. Drecoll have the voting power to significantly influence our policies, business and affairs, and the outcome of any corporate transaction or other matter, including mergers, consolidations and the sale of all, or substantially all, of our assets.  This concentration in control may have the effect of delaying, deterring or preventing a change in control that otherwise could result in a premium in the price of our common stock.

When conflicts between the interests of Tontine and/or Mr. Drecoll and the interests of our other stockholders arise, the Tontine-designated directors and/or Mr. Drecoll may have conflicts of interest.  Although our directors and officers will have a duty of loyalty to us under Delaware law and our certificate of incorporation, transactions that we enter into in which a director or officer has a conflict of interest are generally permissible, if done in compliance with Delaware law.

Generally, we have not paid any cash dividends, and no cash dividends will be paid in the foreseeable future.

We do not anticipate paying cash dividends on our common stock in the foreseeable future, and we may not have sufficient funds legally available to pay dividends.  Even if funds are legally available for distribution, we may nevertheless decide not to or may be unable to pay any dividends.  We intend to retain all earnings for our company’s operations.  Accordingly, you may have to sell some or all of your common stock in order to generate cash flow from your investment.  You may not receive a gain on your investment when you sell our common stock and may lose some or all of the amount of your investment.  Any determination to pay dividends in the future on our common stock will be made at the discretion of our board of directors and will depend on our results of operations, financial conditions, contractual restrictions, restrictions imposed by applicable law, capital requirements and other factors that our board of directors deems relevant.

If you purchase our common stock, you may incur substantial dilution in the future.

The issuance of additional shares of our capital stock or the exercise of stock options or warrants could be substantially dilutive to your shares and may negatively affect the market price of our common stock.

For much of our history, there has been no active trading market for our common stock and an active trading market may not develop.

Until April 9, 2009, our common stock was listed for quotation on the Over-the-Counter (“OTC”) Bulletin Board, and, as a result, there was no active trading market for our common stock. We were only recently listed on the Nasdaq Global Select Market, and a limited trading market may impair your ability to sell your shares of common stock at the time you wish to sell them or at a price that you consider reasonable. A limited trading market may also reduce the market value and increase the volatility of your shares of common stock.  We operate in a capital intensive industry and a limited trading market may also impair our ability to raise capital by selling shares of common stock and may impair our ability to acquire financing needed to implement our development plans.

The price of our common stock may fluctuate substantially and your investment may decline in value.

The market price of our common stock is likely to be highly volatile and may fluctuate substantially due to many factors, including:

•                 actual or anticipated fluctuations in our results of operations;

•                 failure to meet our earnings estimates should we decide to provide such estimates in the future;

•                 conditions and trends in the energy markets in which we operate and changes in the estimation of the size and growth rate of these markets;

•                 changes or proposed changes in, or differing interpretations of, laws or regulations affecting our business or the businesses of our customers, including state renewable portfolio standard programs and the various federal tax incentives available to our customers;

•                 natural disasters, war and/or terrorism, which may disrupt our operations and those of our customers;

•                 additions or departures of members of our senior management or other key personnel;

•                 announcements of significant contracts or development by us or our competitors;

•                 loss of one or more of our significant revenue sources;

•                 changes in market valuation or earnings of our competitors;

•                 the trading volume of our common stock; and

•                 general market and economic conditions.

In addition, the stock market in general, and the Nasdaq Global Select Market, as well as the market for broader energy and renewable energy companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies affected.  These broad market and industry factors may materially and adversely affect the market price of our common stock, regardless of our operating performance.  In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation has often been instituted against that company.  Such litigation, if instituted against us, could result in substantial costs and a diversion of management’s attention and resources, which could materially harm our business, results of operations, financial condition and cash flow.

Future sales of our common stock by one or more of our significant stockholders may depress our share price.

Tontine has publicly stated that it will begin to explore alternatives for the disposition of shares of certain of its equity interests, which may include Tontine’s equity interests in our company. This registration statement registers Tontine’s and Mr. Drecoll’s common stock for resale in the public market.  Sales of substantial amounts of our common stock in the public market, or the perception that these sales may occur, could affect the management of our company and could cause the market price of our common stock to decline.

Provisions in our charter documents, certain agreements to which we are a party and Delaware law may delay or prevent acquisition of us, which could adversely affect the value of our common stock.

Provisions contained in our certificate of incorporation and bylaws, certain agreements to which we are a party, as well as provisions of the Delaware General Corporation Law, could delay or make it more difficult to remove incumbent directors or for a third party to acquire us, even if a takeover would benefit our stockholders.  These provisions include:

•                 the power of the board of directors to fill any vacancy on the board of directors, whether such vacancy occurs as a result of an increase in the number of directors or otherwise;

•                 the ability of Tontine to designate three out of six of the members of our board of directors;

•                 the inability of stockholders to fix the number of directors; and

•                 the inability of stockholders to call special meetings.

Our board of directors has the authority to cause us to issue, without any further vote or action by the stockholders, up to 10,000,000 shares of preferred stock, par value $0.001 per share, in one or more series, to designate the number of shares constituting any series, and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, voting rights, rights and terms of redemption, redemption price or prices and liquidation preferences of such series.  The issuance of shares of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders, even where stockholders are offered a premium for their shares.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements made in this prospectus are forward-looking statements — that is, statements related to future, not past, events.  These forward looking statements are based upon our current expectations and projections about future events and include any statement that does not directly relate to a current or historical fact.  When used in this prospectus, the words “believe,” “anticipate,” “intend,” “estimate,” “expect,” “should,” “may,” “plan,” “will” and similar expressions, or the negative of such words and expressions, are intended to identify forward-looking statements, although not all forward-looking statements contain such words or expressions.  The forward-looking statements in this prospectus are primarily located in the material set forth under the headings “Prospectus Summary,” “Risk Factors,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” but are found in other locations as well.  These forward-looking statements generally relate to our plans, objectives and expectations for future operations and are based upon management’s current estimates and projections of future results or trends.  Although we believe that our plans and objectives reflected in or suggested by these forward-looking statements are reasonable, we may not achieve these plans or objectives.  You should read this prospectus completely and with the understanding that actual future results may be materially different from what we expect.  Except as required by law, we will not update forward-looking statements even though our situation may change in the future.

Our forward-looking statements may include or relate to the following:

•                 our plans to continue to grow our business through organic growth and integration of previous and future acquisitions;

•                 our beliefs with respect to the sufficiency of our working capital and our plans to evaluate alternate sources of funding if necessary;

•                 our ability to comply with loan covenants;

•                 our expectations relating to construction of new facilities and expansion of existing facilities;

•                 our plans with respect to the use of proceeds from financing activities;

•                 our beliefs and expectations relating to the recent economic downturn and the potential impact it may have on our business, including our customers;

•                 the anticipated benefits of our remediation efforts on the strength of our internal control processes and our plans with respect to future remediation efforts; and

•                 our beliefs regarding the state of the wind energy market generally.

You should not consider any list of such factors to be an exhaustive statement of all of the risks, uncertainties, or potentially inaccurate assumptions that could cause our current expectations or beliefs to change.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares of our common stock by the selling stockholders.  All proceeds from the sale of the securities offered by the selling stockholders under this prospectus will be for the account of the selling stockholders, as described below in the sections entitled “Selling Stockholders” and “Plan of Distribution.” With the exception of any brokerage fees and commissions which are the respective obligations of the selling stockholders, we are responsible for the fees, costs and expenses of this offering which includes our legal and accounting fees, printing costs and filing and other miscellaneous fees and expenses.

SELLING STOCKHOLDERS

We are registering the shares of our common stock to be sold by the selling stockholders under the terms of a registration rights agreement and subsequent amendments to the registration rights agreement between us and the selling stockholders.  Such securities were issued by us in transactions that were exempt from the registration requirements of the Securities Act.  We are registering these securities in order to permit the selling stockholders who purchased them from us to dispose of the shares of common stock, or interests therein, from time to time.  The selling stockholders may sell all, some, or none of their shares in this offering.  See “Plan of Distribution.”

The table below lists the selling stockholders and other information regarding the beneficial ownership of the shares of common stock by each of the selling stockholders.  Column A lists the number of shares of common stock beneficially owned by each selling security holder as of August 7, 2009.  Column B lists the shares of common stock covered by this prospectus that may be disposed of by each of the selling stockholders.  Column C lists the number of shares of common stock that will be beneficially owned by the selling stockholders assuming all of the shares covered by this prospectus are sold.  Column D lists the percentage of class beneficially owned, based on 96,601,782 shares of common stock outstanding on August 7, 2009.

The selling stockholders may decide to sell all, some, or none of the securities listed below.  We cannot provide you with any estimate of the number of securities that any of the selling stockholders will hold in the future.  For purposes of this table, beneficial ownership is determined in accordance with the rules of the SEC, and includes voting power and investment power with respect to such securities.

The inclusion of any securities in the following table does not constitute an admission of beneficial ownership by the persons named below.  Except as indicated below, no selling security holder is the beneficial owner of any additional shares of common stock or other equity securities issued by us or any securities convertible into, or exercisable or exchangeable for, our equity securities.  Except as indicated below, no selling security holder is a registered broker-dealer or an affiliate of a broker-dealer.

Name	Securities Beneficially Owned Prior to Offering (A)	Securities Being Offered (B)	Securities Beneficially Owned After Offering (C)	Percent of Beneficial Ownership After Offering (D)

Tontine Capital Partners, L.P. (1)(2)	19,052,766	19,052,766	-0-	0%

Tontine Partners, L.P. (1)(3)	12,903,491	12,903,491	-0-	0%

Tontine Capital Overseas Master Fund, L.P. (1)(4)	5,448,497	5,448,497	-0-	0%

Tontine Overseas Fund, Ltd. (1)(5)	5,003,800	5,003,800	-0-	0%

Tontine 25 Overseas Master Fund, L.P. (1)(6)	3,680,081	3,680,081	-0-	0%

J. Cameron Drecoll (1)(7)	12,700,868	12,700,868	-0-	0%

(1)                                Tontine’s shares were acquired and sold in the following transactions:

a.               On March 1, 2007, we completed a private placement to TCP and TMF in which TCP and TMF purchased a total of 10,266,667 shares of our common stock.  Also on March 1, 2007, TCP and TMF purchased a total of 2,400,000 shares of our common stock from Christopher Allie, Raymond L. Brickner III, Terence P. Fox and Daniel P. Wergin.

b.              On August 28, 2007, TCP and TMF purchased a total of 2,200,000 shares of our common stock from Alex C. Allie, Peter C. Allie, Christopher C. Allie, Stacey C. Culligan, Wergin Family Dynasty Trust 2005, Daniel P. Wergin and Terence P. Fox.

c.               On October 19, 2007, we completed a private placement to TMF, TP, TOF and T25 in which (i) these entities purchased a total of 12,500,000 shares of our common stock, and (ii) TMF, TP and TOF each purchased a Senior Subordinated Convertible Promissory Note (each note, a “Tontine Note”) with a total principal amount of $25,000,000 among the three Tontine Notes.  All principal and interest outstanding under the Tontine Notes was generally convertible into newly issued shares of our common stock on or after January 19, 2008, at a price of $7.50 per share.

d.              On November 1, 2007, TMF, TP and TOF purchased a total of 1,709,572 shares of our common stock from Raymond L. Brickner III, Terence P. Fox and Daniel P. Wergin.

e.               On January 16, 2008, we completed a private placement to TP and T25 in which TP and T25 purchased a total of 2,031,250 shares of our common stock.

f.                 On April 24, 2008, we completed a private placement to TP, TOF and T25 in which these entities purchased a total of 5,025,126 shares of our common stock.  Also on April 24, 2008, TMF, TP and TOF each converted its Tontine Note into newly issued shares of our common stock, resulting in the receipt by TMF, TP and TOF of a total of 3,333,332 shares of common stock.

g.              On June 5, 2008, we completed a private placement to TCP in which TCP purchased 7,537,688 shares of our common stock.

h.              On June 29, 2009, TCP, TP, TOF, T25 and TMF sold a total of 915,000 shares of the Company’s Common Stock on the open market in compliance with Rule 144 of the Securities Act of 1933, as amended (the “Securities Act”) for aggregate proceeds of $9,781,167.  Tontine has sold no other shares of the Company’s Common Stock.

See also “Certain Transactions and Business Relationships” below for further description of certain transactions in which Tontine acquired shares of Broadwind common stock.

Tontine and its affiliates have shared voting and dispositive powers with respect to the shares held by TCP, TP, TMF, TOF, and T25.  Mr. Jeffrey Gendell is the managing member of the following entities: (i) Tontine Capital Management, L.L.C., a Delaware limited liability company that is the general partner of TCP and T25; (ii) Tontine Capital Overseas GP, L.L.C., a Delaware limited liability company that is the general partner of TMF; (iii) Tontine Management, L.L.C., a Delaware limited liability company that is the general partner of TP; and (iv) Tontine Overseas Associates, L.L.C., a Delaware limited liability company that is the investment advisor for TOF. Accordingly, Mr. Gendell has ultimate voting control and investment control over the shares owned by TCP, TMF, TP, TOF and T25. Tontine has voting control over additional shares of our common stock for certain matters, pursuant to the following proxy agreements:

a.             The Founding Stockholders’ Proxy Agreements:    In connection with a Securities Purchase Agreement among TCP and TMF, as buyers, and Raymond L. Brickner III, Christopher C. Allie, Daniel P. Wergin and Terence P. Fox, as sellers (together, the “Founding Stockholders”), which was entered into in March 2007, each of the Founding Stockholders entered into an irrevocable proxy agreement with TCP and TMF (the “Founding Stockholders’ Proxy Agreements”), whereby each Founding Stockholder appointed each of TCP or TMF and any other person appointed by those entities as a proxy with respect to any and all shares of our common stock then beneficially owned or subsequently acquired by such persons, including shares over which such persons have voting control as trustee or in any other capacity, with respect to the following matters: (i) ensuring that any future acquisitions by Tontine entities of up to 35% of our fully-diluted outstanding common stock will not be subject to anti-takeover provisions included in any of our organizational documents or the laws and regulations of any governmental authority; and (ii) electing directors for the purpose of enforcing the rights of TCP and TMF to appoint designees to our Board of Directors, which right was granted to TCP and TMF in a Securities Purchase Agreement dated March 1, 2007 among TCP, TMF and us (then known as Tower Tech Holdings Inc.) (the “March 2007 Agreement”). Pursuant to the Founding Stockholders’ Proxy Agreements, each of the Founding Stockholders also agreed in his capacity as a director on our Board of Directors to vote for the Board of Directors designees of TCP and TMF and to enforce the rights of those entities in connection with any future acquisitions by them of our common stock. The Founding Stockholders’ Proxy Agreements terminate automatically at such time as Tontine no longer has the right to acquire our common stock or appoint directors to our Board of Directors.

b.              The Brad Foote Proxy Agreement:    In connection with our acquisition of Brad Foote and the appointment of J. Cameron Drecoll as our director and Chief Executive Officer, the former Brad Foote stockholders and Tontine entered into a proxy agreement, whereby Tontine agreed that, so long as the former Brad Foote stockholders collectively own at least 15% of our common stock, Tontine will vote its shares of our common stock for Mr. Drecoll in any election of directors to our Board of Directors. The former Brad Foote stockholders similarly agreed that, so long as Tontine and its affiliates have the right to appoint at least one director to our Board of Directors under either the March 2007 Agreement or the Stock Purchase Agreement dated August 22, 2007 among the Company, Brad Foote and the former stockholders of Brad Foote (the “August 2007 Agreement”), the Brad Foote stockholders will vote their shares of our common stock in favor of the election of those individuals appointed by Tontine. We issued a total of 16,036,450 shares of our common stock, including Mr. Drecoll’s 12,700,868 shares, to the former Brad Foote stockholders as consideration for the acquisition.

Tontine entered into a Right of First Offer and Right of First Refusal Letter with the Company, Integritas Inc. and the Founding Stockholders and certain trusts controlled by the Founding Stockholders pursuant to which Tontine has the right to purchase additional shares of the Company’s common stock in certain instances.

(2)                                Represents 19,052,766 shares held by TCP, as set forth in Tontine’s most recent Form 4 filing with the SEC on July 1, 2009.

(3)                                Represents 12,903,491 shares held by TP, as set forth in Tontine’s most recent Form 4 filing with the SEC on July 1, 2009.

(4)                                Represents 5,448,497 shares held by TMF, as set forth in Tontine’s most recent Form 4 filing with the SEC on July 1, 2009.

(5)                                Represents 5,003,800 shares held by TOF, as set forth in Tontine’s most recent Form 4 filing with the SEC on July 1, 2009.

(6)                                Represents 3,680,081 shares held by T25, as set forth in Tontine’s most recent Form 4 filing with the SEC on July 1, 2009.

(7)                                Mr. Drecoll acquired his shares of our common stock, and was appointed as a director and Chief Executive Officer, in connection with our acquisition of Brad Foote. Mr. Drecoll has entered into a voting agreement with Tontine, the terms of which are described above in Footnote 1 to this table.

See “Certain Transactions and Business Relationships” and “Security Ownership of Certain Beneficial Owners and Management” for descriptions of the nature of any position, office or other material relationship which the selling stockholders have had within the past three years with us or any of our predecessors or affiliates.

DIVIDEND POLICY

We have never paid cash dividends on our common stock and have no current plan to do so in the foreseeable future. The declaration and payment of dividends on our common stock are subject to the discretion of our Board of Directors and are further limited by our existing credit agreements as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Specifically, certain of these credit agreements restrict the ability of our subsidiaries (which are the borrowers under such credit agreements) to distribute funds to Broadwind that might otherwise be used to pay dividends. The decision of our Board of Directors to pay future dividends will depend on general business conditions, the effect of a dividend payment on our financial condition, and other factors the Board of Directors may consider relevant. The current policy of our Board of Directors is to reinvest earnings in our operations to promote future growth and to fund potential acquisitions.

MARKET PRICE OF AND DIVIDENDS ON COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Prior to April 9, 2009, our common stock was quoted on the OTC Bulletin Board under the symbol “BWEN.OB.”  Our common stock began trading on the Nasdaq Global Select Market on April 9, 2009 under the symbol “BWEN.”  The most recent closing price for our common stock as of August 7, 2009 was $9.95.  As of August 7, 2009, there were 66 holders of record of our common stock.

The following table sets forth, for the periods indicated, the high and low bid prices of our Common Stock traded on the OTC Bulletin Board for the quarterly periods ended March 31, June 30, September 30 and December 31 for the fiscal years ended December 31, 2008 and December 31, 2007, as well as for the quarterly period ended March 31, 2009.  For the quarterly period ended June 30, 2009, the table sets forth the high and low bid prices of our Common Stock traded on the Nasdaq Global Select Market.  These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.  No dividends were paid on our Common Stock during the periods indicated.

	Common Stock
	High	Low
Year Ending December 31, 2009
First Quarter	$5.45	$2.60
Second Quarter	$11.45	$4.05

	Common Stock
	High	Low
Year Ended December 31, 2008
First Quarter	$14.45	$8.45
Second Quarter	$29.00	$8.40
Third Quarter	$22.00	$8.41
Fourth Quarter	$4.75	$4.25

	Common Stock
	High	Low
Year Ended December 31, 2007
First Quarter	$4.20	$1.76
Second Quarter	$4.70	$3.27
Third Quarter	$5.51	$4.15
Fourth Quarter	$14.50	$5.22

SELECTED CONSOLIDATED FINANCIAL DATA

(in thousands, except per share data)

The following tables set forth our summary consolidated financial data for the periods ended and as of the dates indicated below.  We have derived the summary consolidated financial data as of and for the years ended December 31, 2008, 2007 and 2006 from our audited consolidated financial statements incorporated by reference herein from our Annual Report on Form 10-K for the year ended December 31, 2008.  We have derived the summary consolidated financial data as of and for the quarterly periods ended March 31 and June 30, 2009 and 2008 from our unaudited consolidated financial statements incorporated by reference herein from our Quarterly Report on Form 10-Q for the quarterly periods ended March 31 and June 30, 2009.

The information set forth below should be read in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements incorporated by reference in this prospectus.

	Three Months Ended June 30,		Three Months Ended March 31,
	2009	2008	2009	2008
Selected Statement of Operations Data
Revenues	$52,313	$40,830	$53,062	$35,164
Cost of sales	49,162	30,739	48,377	27,154
Gross margin	3,151	10,091	4,685	8,010
Gross margin percentage	6.0%	24.7%	8.8%	22.8%

Selling, general and administrative expenses	10,525	8,995	8,916	7,370
Intangible amortization	2,906	2,738	2,906	2,579
Operating loss	(10,280)	(1,642)	(7,137)	(1,939)
Operating loss margin percentage	-19.7%	-4.0%	-13.5%	-5.5%

Total other income (expense), net	5,017	(319)	(449)	(1,316)
Provision (benefit) for income taxes	163	12	(436)	188

Net loss	$(5,426)	$(1,973)	$(7,150)	$(3,443)

Net loss per share - basic and diluted	$(0.06)	$(0.02)	$(0.07)	$(0.04)

	As of June 30,	As of March 31,
	2009	2009
Selected Balance Sheet Data
Assets:
Cash and cash equivalents	$7,834	$6,333
Accounts receivable, net	26,716	25,821
Inventories, net	35,274	43,333
Total current assets	74,931	79,157
Property and equipment, net	141,651	147,197
Goodwill and intangibles, net	133,765	133,641
Total assets	351,944	360,269

Liabilities:
Accounts payable and accrued liabilities	$39,742	$43,767
Total current liabilities	74,915	79,807
Total long-term debt, net of current maturities	19,481	18,651
Total liabilities	100,552	104,445

Working capital (deficit)	$16	$(650)

Total stockholders’ equity	$251,392	$255,824

	Six Months Ended June 30,		Three Months Ended March 31,
	2009	2008	2009	2008
Selected Statement of Cash Flows Data

Net cash provided by (used in) operating activities	$122	$(6,434)	$(301)	$276

Net cash used in investing activities	(11,038)	(45,920)	(6,719)	(27,468)

Net cash provided by (used in) financing activities	3,497	128,441	(1,900)	28,262

Proceeds from the issuance of common stock	445	17,225	—	17,225

Capital expenditures	9,064	20,465	6,743	8,934

Cash paid for acquisitions, net of acquired cash	—	24,955	—	18,534

	For the Year Ended December 31,
	2008	2007	2006	2005 (1)	2004 (1)
Selected Statement of Operations Data
Revenues	$217,321	$29,804	$4,023	$—	$—
Cost of sales	183,951	25,865	4,822	—	—
Gross margin (deficit)	33,370	3,939	(799)	—	—
Gross margin (deficit) percentage	15.4%	13.2%	-19.9%	N/A	N/A

Selling, general and administrative expenses	41,545	5,724	1,501	8	7
Goodwill impairment (2)	2,409	—	—	—	—
Intangible amortization	11,159	1,750	21	—	—
Operating loss	(21,743)	(3,535)	(2,321)	(8)	(7)
Operating loss margin percentage	-10.0%	-11.9%	-57.7%	N/A	N/A

Total other expense, net	(2,480)	(866)	(414)	—	—
Provision (benefit) for income taxes	1,062	(1,039)	—	—	—

Net loss	$(25,285)	$(3,362)	$(2,735)	$(8)	$(7)

Net loss per share - basic and diluted	$(0.28)	$(0.07)	$(0.08)	$—	$—

	As of December 31,
	2008	2007	2006	2005 (1)	2004 (1)
Selected Balance Sheet Data
Assets:
Cash and cash equivalents	$15,253	$5,782	$125	$—	$—
Accounts receivable, net	36,709	13,541	161	—	—
Inventory	41,895	12,983	288	—	—
Total current assets	98,219	34,752	588	—	—
Property and equipment, net	144,707	58,890	2,799	—	—
Goodwill and intangibles, net	136,547	111,633	—	—	—
Total assets	379,748	205,818	3,895	—	—

Liabilities:
Accounts payable and accrued liabilities	$50,611	$22,593	$3,149	$2	$—
Total current liabilities	85,742	62,449	8,402	48	40
Total long-term debt, net of current maturities	25,792	17,620	807	—	—
Total liabilities	117,592	81,282	9,209	48	40

Working capital (deficit)	$12,477	$(27,697)	$(7,814)	$(48)	$(40)

Total stockholders’ equity (deficit)	$262,156	$124,536	$(5,314)	$(48)	$(40)

	For the Year Ended December 31,
	2008	2007	2006	2005 (1)	2004 (1)
Selected Statement of Cash Flows Data
Net cash (used in) provided by operating activities	$(2,359)	$521	$(711)	$(6)	$(8)
Net cash used in investing activities	(106,696)	(82,828)	(408)	—	—
Net cash provided by financing activities	118,526	87,964	1,078	—	—
Proceeds from the issuance of common stock	117,389	65,400	—	—	—
Capital expenditures	83,720	5,854	408	—	—
Cash paid for acquisitions, net of acquired cash	23,016	76,474	—	—	—

(1)

During the period of January 1, 1997 to February 6, 2006, we had no active operations and was accounted for as a development stage enterprise in accordance with the provision of SFAS No. 7, Accounting and Reporting by Development Stage Enterprises (“SFAS 7”).

(2)

During the year ended December 31, 2008, we recorded a goodwill impairment charge of $2,409 related to our Products segment. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for further discussion of the impairment.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Some of the statements made in this prospectus are forward-looking statements — that is, statements related to future, not past, events.  These forward looking statements are based upon our current expectations and projections about future events and include any statement that does not directly relate to a current or historical fact.  When used in this prospectus, the words “believe,” “anticipate,” “intend,” “estimate,” “expect,” “should,” “may,” “plan,” “will” and similar expressions, or the negative of such words and expressions, are intended to identify forward-looking statements, although not all forward-looking statements contain such words or expressions.  The forward-looking statements in this prospectus are primarily located in the material set forth under the headings “Prospectus Summary,” “Risk Factors,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” but are found in other locations as well.  These forward-looking statements generally relate to our plans, objectives and expectations for future operations and are based upon management’s current estimates and projections of future results or trends.  Although we believe that our plans and objectives reflected in or suggested by these forward-looking statements are reasonable, we may not achieve these plans or objectives.  You should read this prospectus completely and with the understanding that actual future results may be materially different from what we expect.  Except as required by law, we will not update forward-looking statements even though our situation may change in the future.

(Dollars are presented in thousands unless otherwise stated)

Introduction

Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is intended to assist the reader in better understanding our business, results of operations, financial condition, changes in financial condition, critical accounting policies and estimates, and significant developments.  MD&A is provided as a supplement to, and should be read in conjunction with, our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2008 and the accompanying notes thereto appearing elsewhere herein.  This section is organized as follows:

•                  Our Business—an overview of our business, a discussion of current business and industry opportunities, challenges, and risks, and a discussion of significant developments affecting our business.

•                  Results of Operations—an analysis and comparison of our consolidated results of operations for the years ended December 31, 2008, 2007 and 2006 and the quarterly periods ended June 30, 2009 and 2008, as reflected in our consolidated statements of operations.

•                  Summary of Critical Accounting Policies and Estimates—a discussion of accounting policies and estimates that we believe require management’s most subjective or complex judgments.

•                  Liquidity, Financial Position and Capital Resources—a discussion of our primary sources and uses of cash for the years ended December 31, 2008 and 2007 and the quarterly periods ended June 30, 2009 and 2008, a discussion of selected changes in our financial position, and a summary of our future contractual obligations.

Our Business

Overview

We are a supplier of value-added products and services to the North American wind energy sector as well as other energy-related industries.  We provide our customers, such as leading wind turbine manufacturers and developers, wind farm operators and service companies, with a broad range of component and service offerings.  Since 2006, we have made significant investments in the growth of our platform through a series of acquisitions and capital investments.  In doing so, we have developed a broad, U.S.-based supply chain for wind energy development in North America.  We are also pursuing international business opportunities so that we can better serve our customers, enhance our supply chain and develop synergies among our subsidiary companies. In addition, we plan to increase our efforts in developing new technologies that will further enhance the products and services we provide our customers in the wind energy market. Our businesses are currently organized in two operating segments: Products and Services.

Products

The Products segment includes the operations of Brad Foote, Tower Tech and RBA. This segment specializes in the manufacture and sale of products such as high precision gears for wind turbines, custom-engineered gearing systems for the mining, energy, and industrial sectors, structural wind towers, internal tower components, and large fabricated and machined components for the construction and mining industries. Production processes include sophisticated form grinding and finishing of gears and gear sets, steel plate processing, semi-automated heavy welding and custom corrosion protection of components. Our primary focus is on the wind energy industry; however, our Products segment also services mining, oil and gas, construction and other industrial energy applications.

The Products segment has undergone a significant expansion in the last two years and reflects the operations of Tower Tech, RBA and Brad Foote.  As of August 1, 2009, the segment had approximately 548 employees, and operated in Wisconsin, Texas, Illinois and Pennsylvania.

Services

The Services segment was established upon our acquisition of EMS in January 2008 and expanded with our acquisition of Badger in June 2008.  This segment specializes in construction, operations and maintenance and component repair services for the wind industry as well as specialized heavy haul trucking services to installation sites.  Services provided include construction and technical support in the erection of wind turbine generators, scheduled and un-scheduled maintenance, fiberglass inspections, general repair and training, and the transportation of oversize/overweight equipment and machinery.

As of August 1, 2009, the segment had approximately 238 employees.  Currently, the Services segment has service hub locations in South Dakota, Texas and Wisconsin and satellite field service centers in California, Colorado and Illinois.

See Note 21 “Segment Reporting” of the notes to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2008 for further discussion.

Summary of Quarterly Periods Ended March 31 and June 30, 2009

During the first quarter of 2009, we continued to focus our efforts on maintaining adequate liquidity, which included amending certain credit agreements to extend the maturity dates of these agreements and entering into additional financing arrangements to increase cash available for operating activities. We also continued our efforts to improve upon our internal control environment, specifically to correct deficiencies and weaknesses that were previously identified and to improve operational effectiveness throughout the organization.

During the second quarter of 2009, we continued to be affected by the global economic downturn, particularly with respect to the economic impact that it continues to have on our customers. As a result, we expect to see a continuing economic slowdown in the wind and energy related industries for the foreseeable future as wind turbine manufacturers, wind farm operators and service providers have scaled back existing manufacturing orders and have delayed new projects and service arrangements. Historically, the majority of our revenues are highly concentrated with a limited number of customers. During the first half of 2009, several of our customers within our Products segment have expressed their intent to scale back, delay or restructure existing customer agreements. As a result, our operating profits and gross margins have been negatively affected by a decline in production levels, which have created production volume inefficiencies in our operations and cost structures. Accordingly, we have taken initiatives to mitigate the effects of this decline in production volume through cost cutting measures throughout our operations as well as reducing our capital spending. While our Products segment continues to be affected by the current economic downturn, our Services segment has continued to grow as a result of an increase in service contracts entered into during the current year in addition to the inclusion of Badger in our results of operations.

                In addition, we continued to be affected by the disruptions in the credit markets due to the current economic downturn. We continue to focus efforts on maintaining adequate liquidity and cash balances for future operating needs, which have included, among others, restructuring existing debt and credit agreements, entering into new debt obligations and through additional sales-leaseback transactions. While we anticipate being able to maintain adequate liquidity, there can be no assurance that our cash balances and cash flows will be adequate, and unfavorable changes to our revenues, customer collections or other events that may arise may have an adverse impact on our cash flows and liquidity.

Summary of Events in 2009

The following is a summary of recent key events for us:

•	In January, Tower Tech completed the construction of its new wind tower manufacturing facility located in Abilene, Texas.

•

In February, federal economic recovery legislation was passed by Congress and signed into law by President Obama. Within this legislation, significant provisions to benefit the renewable energy industry were included, such as: grant programs provided through the Treasury Department to renewable energy developers; the extension of the wind energy production tax credits; a provision allowing wind developers to take an investment tax credit in lieu of the production tax credit; loan guarantee programs provided through the Department of Energy for renewable energy developers and manufacturers; and tax credits for advanced energy manufacturers.

•

In March, Brad Foote, Tower Tech and RBA amended certain credit and loan agreements. The amendments to these credit and loan agreements established new financial covenants and extended the maturity dates of these agreements. See Note 7 “Debt and Credit Agreements” in the notes to our condensed consolidated financial statements included in Part I, Item 1 of our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009 for further discussion of these matters.

•

In March, we announced the appointment of William T. Fejes, Jr. to our Board of Directors, replacing William M. Barrett, who resigned from his position on the Board in February 2009. Mr. Fejes was also appointed to the Board’s Audit Committee and will serve as Chairman of the Board’s Governance/Nominating Committee.

•

In April, we announced that shares of our common stock have been approved for listing on the Nasdaq Global Select Market. Shares of our common stock, which were previously listed and traded on the OTC Bulletin Board, began trading on the Nasdaq Global Select Market on April 9, 2009 under the same “BWEN” ticker symbol.

•

In April, we announced that Tower Tech obtained construction financing from Great Western Bank in the amount of up to $10,000 (the “GWB Loan”). Proceeds from the GWB Loan will be used to complete construction of Tower Tech’s wind tower manufacturing facility in Brandon, South Dakota.

•

In May, we announced that Stephen Graham was appointed as our Interim Chief Financial Officer. Mr. Graham replaced Matthew Gadow, who resigned from his positions as our Executive Vice President and Chief Financial Officer on April 30, 2009. On June 5, 2009, Mr. Graham notified us that he was resigning from his position as Interim Chief Financial Officer of the Company, effective June 19, 2009, in order to accept a permanent position of employment closer to his residence. On July 13, 2009, we appointed Kevin Johnson, our Director of Compliance, as our Interim Chief Financial Officer, to fill the vacancy created by Mr. Graham’s resignation. In August, we announced that Stephanie Kushner was appointed as our permanent Chief Financial Officer, effective August 15, 2009. Ms. Kushner has over 30 years of accounting and financial experience, including the last six years serving as Chief Financial Officer at Federal Signal Corporation. As part of this appointment, Mr. Johnson will assume the role of Corporate Controller and Chief Accounting Officer for the Company.

•

In June, we announced that pursuant to a realignment of our management team Lars Moller was named President, Technology and International, and will resign his position as Chief Operating Officer. We also announced that we are eliminating the position of Chief Operating Officer. In addition, Jesse E. Collins, Jr.  was named Group President of our Tower Tech, RBA and Badger subsidiaries and Donald C. Naab was named Group President for our Brad Foote and

EMS subsidiaries. This management restructuring is part of our plan to establish the framework for pursuing international business opportunities.

Summary of 2008

Below is a summary of some of the key events and trends from 2008:

•

We established our Services segment through the acquisition of EMS, which was completed in January 2008, and Badger, which was completed in June 2008. The acquisition of EMS enabled us to provide construction, operations and maintenance and component repair services for the wind industry, and the acquisition of Badger enabled us to provide transportation and logistical services for the delivery of wind turbines, towers, blades and other oversized equipment for large industrial applications. These acquisitions support our development of a broad U.S.-based supply chain for wind energy development in North America.

•

We made significant capital expenditures in our existing and newly acquired subsidiaries during the year ended December 31, 2008, in the aggregate amount of $83,720. These capital expenditures primarily consisted of the construction of Tower Tech’s tower manufacturing facility in Abilene, Texas and the partial construction of its tower manufacturing facility in Brandon, South Dakota, as well as the build-out of additional facility capacity and gearing equipment expenditures at our Brad Foote subsidiary. In addition, we invested in new trailer and escort vehicles at our Badger subsidiary and expenditures at our EMS subsidiary related to purchases of equipment and service vehicles, purchase of a previously leased facility, and construction of a new servicing facility.

•

We appointed new senior management to existing positions and created new leadership positions, including: Chief Operating Officer; Chief Financial Officer; Senior Vice President, Human Resources; General Counsel; Controller; and Director of Compliance; as well as corporate-level operations oversight positions at our subsidiary companies.

•

We committed significant resources during 2008 to enhance the control environment within the Company. An assessment of the effectiveness of the Company’s internal controls as of the end of the 2008 fiscal year is included in Item 9A Controls and Procedures of our Annual Report on Form 10-K for the year ended December 31, 2008.

•

A significant portion of the cash used to fund our acquisitions, working capital needs and operations described above was received through financing provided by Tontine parties pursuant to Securities Purchase Agreements entered into between us and certain Tontine parties in January 2008 and April 2008. Pursuant to the Securities Purchase Agreements, the Tontine parties purchased an aggregate of 14,594,064 unregistered shares of our common stock in private placements, for an aggregate purchase price of $117,225. Also, in April 2008, certain Tontine parties converted the original notional amount of their respective 9.5% related party notes for an aggregate of 3,333,332 in shares of our unregistered common stock. In connection with the conversion, accrued interest of $1,223 on the notes was paid by us to such Tontine parties. On November 10, 2008, Tontine filed a Schedule 13D with the SEC in which it announced its intention to explore alternatives for the disposition its equity interest in the Company. Tontine has previously been the primary source of capital for acquisitions and expansion projects for us, and there can be no assurance that we will be successful in securing a replacement source of equity capital to continue our growth and acquisition plans.

•

Our operating results and business strategy, particularly in the fourth quarter of 2008, were affected by the downturn in the economy and the effects of the disruptions in the global credit markets and financial systems and the corresponding effect on the wind industry and global heavy manufacturing industry. These conditions limited our ability to further expand upon our growth and operating strategy and restricted our ability to raise additional financing for our operations. In light of these challenges, we changed our immediate business and operating focus from rapidly growing the Company through strategic acquisitions and increased capital expenditures to concentrating on achieving operational excellence within our existing businesses, evaluating and restructuring our financing arrangements, and focusing our efforts on maintaining adequate levels of liquidity and working capital.

Revenues during the year ended December 31, 2008 were $217,321, an increase of $187,517 compared to revenues of $29,804 during the year ended December 31, 2007.  The increase in revenues was primarily attributable to full year operating results, and incremental growth at Brad Foote, increased wind tower revenues at Tower Tech, and the incremental revenues resulting from our acquisitions of EMS and Badger during 2008.

Gross margin increased $29,431 from $3,939, or 13.2% of revenue, during the year ended December 31, 2007, to $33,370, or 15.4% of revenue, during the year ended December 31, 2008.  The increase in gross margin and gross margin percentage was primarily the result of an overall increase in revenues in our operating segments and attributable to the inclusion of gross margin contributed by our newly-created Services segment in 2008.

Operating loss increased from $3,535 during the year ended December 31, 2007 to $21,743 during the year ended December 31, 2008, primarily as a result of an increase in amortization expense, full year selling, general and administrative expenses at Brad Foote, and an increase in corporate general and administrative expenses.

Quarterly Financial Information

The following table provides a summary of selected financial results of operations by quarter for the years ended December 31, 2008 and 2007 and the quarters ended March 31 and June 30, 2009 as follows:

	Quarter Ended
	June 30, 2009	March 31, 2009	March 31, 2008	June 30, 2008	September 30, 2008	December 31, 2008	March 31, 2007	June 30, 2007	September 30, 2007	December 31, 2007
Revenues	$52,313	$53,062	$35,164	$40,830	$63,688	$77,639	$2,219	$2,643	$3,123	$21,819
Gross margin	3,151	4,685	8,010	10,091	8,982	6,287	697	1,116	1,284	842
Operating (loss) income	(10,280)	(7,137)	(1,939)	(1,642)	(6,060)	(12,102)	236	365	590	(4,726)
Net (loss) income	(5,426)	(7,150)	(3,443)	(1,973)	(7,499)	(12,370)	181	479	683	(4,705)
Net (loss) income per share:
Basic and Diluted	$(0.06)	$(0.07)	$(0.04)	$(0.02)	$(0.08)	$(0.14)	$0.00	$0.01	$0.01	$(0.07)

Results of Operations

Three Months Ended June 30, 2009, Compared to Three Months Ended June 30, 2008

The summary of selected financial data table below should be referenced in connection with a review of the following discussion of our results of operations for the three months ended June 30, 2009 compared to the three months ended June 30, 2008.

	Three Months Ended June 30,				2009 vs. 2008
	2009	% of Total Revenue	2008	% of Total Revenue	$ Change	% Change

Revenues	$52,313	100.0%	$40,830	100.0%	$11,483	28.1%
Cost of sales	49,162	94.0%	30,739	75.3%	18,423	59.9%
Gross margin	3,151	6.0%	10,091	24.7%	(6,940)	-68.8%

Operating expenses
Selling, general and administrative expenses	10,525	20.1%	8,995	22.0%	1,530	17.0%
Intangible amortization	2,906	5.6%	2,738	6.7%	168	6.1%
Total operating expenses	13,431	25.7%	11,733	28.7%	1,698	14.5%

Operating loss	(10,280)	-19.7%	(1,642)	-4.0%	(8,638)	526.1%

Other income (expense)
Interest income	93	0.2%	327	0.8%	(234)	-71.6%
Interest expense	(650)	-1.2%	(1,121)	-2.7%	471	-42.0%
Other, net	5,574	10.6%	475	1.1%	5,099	1073.5%
Other income (expense), net	5,017	9.6%	(319)	-0.8%	5,336	-1672.7%

Net loss before provision for income taxes	(5,263)	-10.1%	(1,961)	-4.8%	(3,302)	168.4%
Provision for income taxes	163	0.3%	12	0.0%	151	-1258.3%
Net loss	$(5,426)	-10.4%	$(1,973)	-4.8%	$(3,453)	175.0%

The following tables present our results of operations by reportable segments for the three months ended June 30, 2009:

	Three Months Ended June 30, 2009

	Products	Services	Corporate and Other (1)	Total

Revenues	$39,892	$12,486	$(65)	$52,313
Cost of sales	39,897	9,330	(65)	49,162
Gross margin	(5)	3,156	—	3,151

Operating expenses
Selling, general and administrative expenses	3,646	2,151	4,728	10,525
Intangible amortization	2,046	860	—	2,906
Total operating expenses	5,692	3,011	4,728	13,431

Operating (loss) income	(5,697)	145	(4,728)	(10,280)

Other (expense) income, net	(1,113)	(278)	6,408	5,017

Net loss before (benefit) provision for income taxes	(6,810)	(133)	1,680	(5,263)
(Benefit) provision for income taxes	(558)	(416)	1,137	163
Net (loss) income	$(6,252)	$283	$543	$(5,426)

(1) “Corporate and Other” includes corporate selling, general and administrative expenses and intercompany eliminations. Corporate selling, general and administrative expenses includes corporate salaries and benefits, share-based compensation and professional fees.

The following tables present our results of operations by reportable segments for the three months ended June 30, 2008:

	Three Months Ended June 30, 2008
	Products	Services (1)	Corporate and Other (2)	Total

Revenues	$34,042	$6,788	$—	$40,830
Cost of sales	27,228	3,511	—	30,739
Gross margin	6,814	3,277	—	10,091

Operating expenses
Selling, general and administrative expenses	2,294	3,031	3,670	8,995
Intangible amortization	2,099	639	—	2,738
Total operating expenses	4,393	3,670	3,670	11,733

Operating income (loss)	2,421	(393)	(3,670)	(1,642)

Other (expense) income, net	(560)	(115)	356	(319)

Net income (loss) before provision for income taxes	1,861	(508)	(3,314)	(1,961)
Provision for income taxes	—	—	12	12
Net loss	$1,861	$(508)	$(3,326)	$(1,973)

(1) For the three months ended June 30, 2008, the “Services” segment includes the results of operations of EMS and the results of operations of Badger for the period of June 4, 2008 through June 30, 2008. Badger was acquired by the Company on June 4, 2008.

(2) “Corporate and Other” includes corporate selling, general and administrative expenses and intercompany eliminations. Corporate selling, general and administrative expenses includes corporate salaries and benefits, share-based compensation and professional fees.

Revenues

Total revenues increased $11,483, or 28% from $40,830 during the three months ended June 30, 2008, to $52,313 during the three months ended June 30, 2009.

Products segment revenues increased $5,850 from $34,042 during the three months ended June 30, 2008, to $39,892 during the three months ended June 30, 2009. The increase in revenues within our Products segment is primarily attributable to an increase in wind tower units sold during the current quarter as a result of production at our new wind tower manufacturing facility in Abilene, Texas and a higher percentage of materials in the selling price of certain of our wind towers. The increase in wind tower revenues during the three months ended June 30, 2009 was partially offset by a decrease in revenues at Brad Foote resulting from a decline in gearing orders and delays in the shipment of finished goods during the current quarter.

Services segment revenues increased $5,698 from $6,788 during the three months ended June 30, 2008, to $12,486 during the three months ended June 30, 2009. The increase in revenues within our Services segment is primarily attributable to the inclusion of revenues from Badger, which was acquired by the Company in June 2008. In addition, revenues during the three months ended June 30, 2009 increased at EMS as a result of an increase in service contracts completed during the current quarter.

Cost of Sales

Total cost of sales increased $18,423 from $30,739 during the three months ended June 30, 2008, to $49,162 during the three months ended June 30, 2009.

Products segment cost of sales increased from $27,228 during the three months ended June 30, 2008, to $39,897 during the three months ended June 30, 2009. The increase in cost of sales within our Products segment is primarily attributable to higher production costs associated with a new customer order, start-up costs at our new wind tower manufacturing facility located in Abilene, Texas, the inclusion of materials in the selling price of certain wind towers and under-absorption of fixed operating costs at Brad Foote as a result of a decrease in production volume during the current quarter.

Services segment cost of sales increased from $3,511 during the three months ended June 30, 2008, to $9,330 during the three months ended June 30, 2009. The increase in cost of sales within our Services segment is primarily attributable to the inclusion of operating costs of Badger and incremental cost of sales at EMS as a result of an increase in service contracts completed during the current quarter.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased from $8,995 during the three months ended June 30, 2008, to $10,525 during the three months ended June 30, 2009. The increase was primarily attributable to higher administrative salary expense as a result of staffing corporate legal, accounting and human resources functions during the second half of 2008. In addition, selling, general and administrative expenses increased as a result of several one-time expenses incurred during the three months ended June 30, 2009. These one-time expenses were attributable to severance payments made to a former executive, higher professional fees related to the filing of our registration statement with the Securities and Exchange Commission (“SEC”) during the second quarter of 2009, professional fees and due diligence expenses associated with a potential acquisition that the Company did not complete and professional fees related to the finalization of audits related to acquisitions completed in prior years.

Intangible Amortization

Intangible amortization expense increased from $2,738 during the three months ended June 30, 2008, to $2,906 during the three months ended June 30, 2009. The increase was primarily attributable to an increase in intangible amortization expense related to customer relationships and trade name intangibles resulting from the acquisitions of EMS and Badger, which the Company acquired during January 2008 and June 2008, respectively.

Other Income (Expense), net

Other expense, net was $319 during the three months ended June 30, 2008, compared to other income, net of $5,017 during the three months ended June 30, 2009. The increase was primarily attributable to the recognition of $5,082 in income related to an escrow settlement agreement with the former owners of Brad Foote during the three months ended June 30, 2009.

Provision for Income Taxes

During the three months ended June 30, 2008, the Company reported a provision for income taxes of $12 compared to $163 during the three months ended June 30, 2009. The increase in income taxes is primarily attributable to a reduction in our income tax benefit due to a full income tax valuation allowance for federal income tax reporting purposes as a result of the Company’s net operating loss carryforwards as a result of higher net losses during the current quarter and a decrease in state income taxes and deferred state tax liabilities resulting from a favorable change in the state of Wisconsin’s method of calculating state income on a prospective basis.

Net Loss

Net loss increased from $1,973 during the three months ended June 30, 2008, to $5,426 during the three months ended June 30, 2009, primarily as a result of the factors as described above.

Six Months Ended June 30, 2009, Compared to Six Months Ended June 30, 2008

The summary of selected financial data table below should be referenced in connection with a review of the following discussion of our results of operations for the six months ended June 30, 2009 compared to the six months ended June 30, 2008.

	Six Months Ended June 30,				2009 vs. 2008
	2009	% of Total Revenue	2008	% of Total Revenue	$ Change	% Change

Revenues	$105,375	100.0%	$75,994	100.0%	$29,381	38.7%
Cost of sales	97,539	92.6%	57,893	76.2%	39,646	68.5%
Gross margin	7,836	7.4%	18,101	23.8%	(10,265)	-56.7%

Operating expenses
Selling, general and administrative expenses	19,441	18.4%	16,365	21.5%	3,076	18.8%
Intangible amortization	5,812	5.5%	5,317	7.0%	495	9.3%
Total operating expenses	25,253	23.9%	21,682	28.5%	3,571	16.5%

Operating loss	(17,417)	-16.5%	(3,581)	-4.7%	(13,836)	386.4%

Other income (expense)
Interest income	104	0.1%	447	0.6%	(343)	-76.7%
Interest expense	(1,203)	-1.1%	(2,458)	-3.2%	1,255	-51.1%
Other, net	5,667	5.3%	376	0.5%	5,291	1407.2%
Other income (expense), net	4,568	4.3%	(1,635)	-2.1%	6,203	-379.4%

Net loss before (benefit) provision for income taxes	(12,849)	-12.2%	(5,216)	-6.8%	(7,633)	146.3%
(Benefit) provision for income taxes	(273)	-0.3%	200	0.3%	(473)	236.5%
Net loss	$(12,576)	-11.9%	$(5,416)	-7.1%	$(7,160)	132.2%

The following tables present our results of operations by reportable segments for the six months ended June 30, 2009:

	Six Months Ended June 30, 2009
	Products	Services	Corporate and Other (1)	Total

Revenues	$83,026	$22,714	$(365)	$105,375
Cost of sales	80,586	17,173	(220)	97,539
Gross margin	2,440	5,541	(145)	7,836

Operating expenses
Selling, general and administrative expenses	7,874	4,604	6,963	19,441
Intangible amortization	4,092	1,720	—	5,812
Total operating expenses	11,966	6,324	6,963	25,253

Operating loss	(9,526)	(783)	(7,108)	(17,417)

Other (expense) income, net	(2,318)	(469)	7,355	4,568

Net loss before (benefit) provision for income taxes	(11,844)	(1,252)	247	(12,849)
Provision (benefit) for income taxes	(409)	(616)	752	(273)
Net loss	$(11,435)	$(636)	$(505)	$(12,576)

(1) “Corporate and Other” includes corporate selling, general and administrative expenses and intercompany eliminations. Corporate selling, general and administrative expenses includes corporate salaries and benefits, share-based compensation and professional fees.

The following tables present our results of operations by reportable segments for the six months ended June 30, 2008:

	Six Months Ended June 30, 2008
	Products	Services (1)	Corporate and Other (2)	Total

Revenues	$64,290	$11,704	$—	$75,994
Cost of sales	51,748	6,145	—	57,893
Gross margin	12,542	5,559	—	18,101

Operating expenses
Selling, general and administrative expenses	5,732	5,200	5,433	16,365
Intangible amortization	4,092	1,225	—	5,317
Total operating expenses	9,824	6,425	5,433	21,682

Operating income (loss)	2,718	(866)	(5,433)	(3,581)

Other (expense) income, net	(942)	42	(735)	(1,635)

Net income (loss) before provision for income taxes	1,776	(824)	(6,168)	(5,216)
Provision for income taxes	—	—	200	200
Net income (loss)	$1,776	$(824)	$(6,368)	$(5,416)

(1) For the six months ended June 30, 2008, the “Services” segment includes the results of operations of EMS for the period of January 16, 2008 through June 30, 2008 and results of operations of our Badger subsidiary for the period of June 4, 2008 through June 30, 2008. Badger was acquired by the Company on June 4, 2008.

(2) “Corporate and Other” includes corporate selling, general and administrative expenses and intercompany eliminations. Corporate selling, general and administrative expenses includes corporate salaries and benefits, share-based compensation and professional fees.

Revenues

Total revenues increased $29,381, or 39% from $75,994 during the six months ended June 30, 2008, to $105,375 during the six months ended June 30, 2009.

Products segment revenues increased $18,736 from $64,290 during the six months ended June 30, 2008, to $83,026 during the six months ended June 30, 2009. The increase in revenues within our Products segment is primarily attributable to the inclusion of materials in the selling price of certain wind towers and an increase in wind towers manufactured as compared to the prior year, offset by revenue declines at Brad Foote as a result of a decline in production orders.

Services segment revenues increased $11,010 from $11,704 during the six months ended June 30, 2008, to $22,714 during the six months ended June 30, 2009. The increase in revenues within our Services segment is primarily attributable to six months of operating results at Badger as compared to the prior year in addition to higher revenues at EMS as a result of the completion of an existing service contract.

Cost of Sales

Total cost of sales increased $39,646 from $57,893 during the six months ended June 30, 2008, to $97,539 during the six months ended June 30, 2009.

Products segment cost of sales increased from $51,748 during the six months ended June 30, 2008, to $80,586 during the six months ended June 30, 2009. The increase in cost of sales within our Products segment is primarily attributable to higher operating costs as a result of our new wind tower manufacturing facility in Abilene, Texas, start-up delays and operating inefficiencies at our Manitowoc, Wisconsin wind tower manufacturing facility related to a new wind tower manufacturing contract and the inclusion of materials in the selling price of certain wind towers. Additionally, our Products segment cost of sales increased as a result of a higher inventory reserve provision for scrap and obsolete materials and volume inefficiencies due to a decline in production volume at Brad Foote.

Services segment cost of sales increased from $6,145 during the six months ended June 30, 2008, to $17,173 during the six months ended June 30, 2009. The increase in cost of sales within our Services segment is primarily attributable to the inclusion of six months of operating costs associated with the acquisition of Badger in June 2008. In addition, EMS incurred higher operating costs as a result of an increase in service contracts entered into and completed during the first six months of 2009.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased from $16,365 during the six months ended June 30, 2008, to $19,441 during the six months ended June 30, 2009. The increase was primarily attributable to higher corporate and administrative expenses, which primarily related to the staffing of corporate and administrative functions during the second half of 2008, severance payments made to a former executive, higher professional fees attributable to the finalization of audits related to prior acquisitions and to the filing of our registration statement with the SEC, professional fees and due diligence expenses associated with a potential acquisition that the Company did not complete and six months of Badger’s selling, general and administrative expenses, which were not in the comparable period in the prior year.

Intangible Amortization

Intangible amortization expense increased from $5,317 during the six months ended June 30, 2008, to $5,812 during the six months ended June 30, 2009. The increase was primarily attributable to an increase in intangible amortization expense related to customer relationships and trade name intangibles resulting from the acquisitions of EMS and Badger, which the Company acquired during January 2008 and June 2008, respectively.

Other Income (Expense), net

Other expense, net was $1,635 during the six months ended June 30, 2008, compared to other income, net of $4,568 during the six months ended June 30, 2009. The increase was primarily attributable to the recognition of $5,082 in income related to an escrow settlement agreement with the former owners of Brad Foote during the second quarter of 2009.

Provision for Income Taxes

During the six months ended June 30, 2008, the Company reported a provision for income taxes of $200 compared to a benefit for income taxes of $273 during the six months ended June 30, 2009. The decrease in income tax was primarily attributable to higher net losses during the six months ended June 30, 2009 as compared to the prior year and a decrease in state income taxes and deferred state tax liabilities resulting from a favorable change in the State of Wisconsin’s method of calculating state income on a prospective basis.

Net Loss

Net loss increased from $5,416 during the six months ended June 30, 2008, to $12,576 during the six months ended June 30, 2009, primarily as a result of the factors as described above.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

The summary of selected financial data table below should be referenced in connection with a review of the following discussion of our results of operations for the year ended December 31, 2008 compared to the year ended December 31, 2007.

	For the Year Ended December 31,
		% of		% of	2008 vs. 2007
		Total		Total		%
	2008	Revenue	2007	Revenue	$ Change	Change
Revenues	$217,321	100.0%	$29,804	100.0%	$187,517	629.2%
Cost of sales	183,951	84.6%	25,865	86.8%	158,086	611.2%
Gross margin	33,370	15.4%	3,939	13.2%	29,431	747.2%

Operating expenses
Selling, general and administrative expenses	41,545	19.1%	5,724	19.2%	35,821	625.8%
Goodwill impairment	2,409	1.1%	—	0.0%	2,409	100.0%
Intangible amortization	11,159	5.2%	1,750	5.9%	9,409	537.7%
Total operating expenses	55,113	25.4%	7,474	25.1%	47,639	637.4%
Operating loss	(21,743)	(10.0)%	(3,535)	(11.9)%	(18,208)	515.1%

Other income (expense)
Interest income	584	0.3%	400	1.3%	184	46.0%
Interest expense	(2,860)	(1.3)%	(1,239)	(4.1)%	(1,621)	130.8%
Other, net	(204)	(0.1)%	(27)	(0.1)%	(177)	655.6%
Other expense, net	(2,480)	(1.1)%	(866)	(2.9)%	(1,614)	186.4%
Net loss before provision for income taxes	(24,223)	(11.1)%	(4,401)	(14.8)%	(19,822)	450.4%
Provision (benefit) for income taxes	1,062	0.5%	(1,039)	(3.5)%	2,101	202.2%
Net loss	$(25,285)	(11.6)%	$(3,362)	(11.3)%	$(21,923)	652.1%

The following table presents our results of operations by reportable segment for the year ended December 31, 2008, as follows:

	For the Year Ended December 31, 2008
	Products(1)	Services(1)	Corporate and Other(2)	Total
Revenues	$177,114	$41,502	$(1,295)	$217,321
Cost of sales	153,782	30,622	(453)	183,951
Gross margin (deficit)	23,332	10,880	(842)	33,370

Operating expenses
Selling, general and administrative expenses	14,369	10,507	16,669	41,545
Goodwill impairment	2,409	—	—	2,409
Intangible amortization	8,184	2,975	—	11,159
Total operating expenses	24,962	13,482	16,669	55,113
Operating income (loss)	(1,630)	(2,602)	(17,511)	(21,743)
Other (expense) income, net	(4,181)	(670)	2,371	(2,480)
Net loss before provision for income taxes	(5,811)	(3,272)	(15,140)	(24,223)
Provision (benefit) for income taxes	1,932	(74)	(796)	1,062
Net loss	$(7,743)	$(3,198)	$(14,344)	$(25,285)

(1) Our reportable segments have been revised as compared to the reportable segments filed in our 2007 Annual Report on Form 10-KSB to reflect changes in the management reporting structure of the organization as a result of the acquisitions completed during 2008.  The revised operating structure includes two reportable segments: “Products” (formerly included in the “Towers and Fabrication” and “Gearing Systems” segments) and “Services.” “Services” is a new operating segment to account for our acquisitions during 2008 of EMS and Badger, which provide construction support and maintenance and heavy-haul trucking services, respectively.

(2) “Corporate and Other” includes corporate administrative expenses and intercompany eliminations.  Corporate selling, general and administrative expenses includes corporate salaries and benefits, share-based compensation, and professional fees.

Revenues

Revenues increased $187,517 from $29,804 during the year ended December 31, 2007 compared to revenues of $217,321 during the year ended December 31, 2008.  The increase in revenues is primarily attributable to full year operating results at Brad Foote, as well as incremental Brad Foote gear production volume growth during the fourth quarter of 2008 versus the fourth quarter of 2007.  Tower Tech experienced an increase in wind tower revenues due to volume increases and the inclusion of materials in the selling price of wind towers during the second half of 2008 as part of providing continued value-added services for customers, prior to which Tower Tech had substantively provided only labor and facility services to manufacture wind towers.  In addition, revenues increased due to our acquisitions of EMS and Badger in January 2008 and June 2008, respectively.

Cost of Sales

Cost of sales increased $158,086 from $25,865 during the year ended December 31, 2007 compared to cost of sales of $183,951 during the year ended December 31, 2008.  The increase in cost of sales is primarily attributable to full year operating results at Brad Foote, higher cost of sales at Tower Tech related to volume increases and the inclusion of materials in the cost of wind towers during the second half of 2008.  We also incurred significant start-up overhead costs during the fourth quarter of 2008 associated with the hiring and training of employees and facility commissioning of the Abilene, Texas wind tower manufacturing location.  In addition, cost of sales increased due to the cost of sales associated with our acquisitions of EMS and Badger in January 2008 and June 2008, respectively.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased from $5,724 during the year ended December 31, 2007 to $41,545 during the year ended December 31, 2008.  The increase in selling, general and administrative expenses is primarily attributable to an increase in corporate salary and benefits, professional fees to assist with the administrative functions and reporting associated with being a public company, and share based compensation, as compared to the previous year.  We incurred significant administrative and third party support and consulting costs during 2008 to integrate the four acquisitions completed between October 2007 and June 2008.  These acquisitions were previously privately-held businesses and required substantial expense during the year to integrate them into a publicly-held company and meet the respective public company reporting requirements.  Tower Tech incurred an increase in selling, general and administrative expenses as a result of start-up costs relating to new wind tower manufacturing facilities being constructed in 2008.  Additionally, selling, general and administrative expenses increased due to full year administrative expenses at Brad Foote and administrative expenses as a result of our acquisitions of EMS and Badger during 2008.

Goodwill Impairment

During 2008, we recorded a goodwill impairment charge of $2,409 to our Products segment.  During the fourth quarter of 2008, we performed our annual impairment test. Our analysis indicated that the goodwill attributable to our RBA subsidiary was impaired because projected discounted cash flows from RBA’s results of operations did not exceed the carrying value of its net assets.

Intangible Amortization

Intangible amortization increased from $1,750 during the year ended December 31, 2007 to $11,159 during the year ended December 31, 2008.  The increase in intangible amortization is primarily attributable to higher amortization expense of customer relationship intangibles as a result of our acquisitions of Brad Foote and EMS.

Other Expense, net

Other expense, net increased from $866 during the year ended December 31, 2007 to $2,480 during the year ended December 31, 2008.  The increase in other expense, net is primarily due to higher interest expense on outstanding debt at Brad Foote and interest expense incurred during the first quarter of 2008 with respect to a related party note payable.

Provision for Income Taxes

We recorded a provision for income taxes of $1,062 during the year ended December 31, 2008 as compared to a benefit for income taxes of $1,039 during the year ended December 31, 2007.  The increase in income tax expense is primarily attributable to higher state income taxes and temporary timing differences related to our indefinite-lived intangibles.

Net Loss

Net loss for the year ended December 31, 2008 was $25,285, an increase of $21,923 compared to a net loss of $3,362 during the year ended December 31, 2007, as a result of the factors as described above.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

The summary of selected financial data table below should be referenced in connection with a review of the following discussion of our results of operations for the year ended December 31, 2007 compared to the year ended December 31, 2006.

	For the Year Ended December 31,
		% of		% of
		Total		Total	2007 vs. 2006
	2007	Revenue	2006	Revenue	$ Change	% Change
Revenues	$29,804	100.0%	$4,023	100.0%	$25,781	640.8%
Cost of sales	25,865	86.8%	4,822	119.9%	21,043	436.4%
Gross margin (deficit)	3,939	13.2%	(799)	(19.9)%	4,738	593.0%

Operating expenses
Selling, general and administrative expenses	5,724	19.2%	1,501	37.3%	4,223	281.3%
Intangible amortization	1,750	5.9%	21	0.5%	1,729	8233.3%
Total operating expenses	7,474	25.1%	1,522	37.8%	5,952	391.1%
Operating loss	(3,535)	(11.9)%	(2,321)	(57.7)%	(1,214)	52.3%
Other income (expense)
Interest income	400	1.3%	—	0.0%	400	100.0%
Interest expense	(1,239)	(4.1)%	(411)	(10.2)%	(828)	201.5%
Other, net	(27)	(0.1)%	(3)	(0.1)%	(24)	800.0%
Other expense, net	(866)	(2.9)%	(414)	(10.3)%	(452)	109.2%
Net loss before benefit for income taxes	(4,401)	(14.8)%	(2,735)	(68.0)%	(1,666)	60.9%
Benefit for income taxes	(1,039)	(3.5)%	—	0.0%	(1,039)	100.0%
Net loss	$(3,362)	(11.3)%	$(2,735)	(68.0)%	$(627)	22.9%

The following table presents our results of operations by reportable segment for the year ended December 31, 2007, as follows:

	For the Year Ended December 31, 2007
	Products(1)	Services(1)	Corporate and Other(2)	Total
Revenues	$29,804	$—	$—	$29,804
Cost of sales	25,865	—	—	25,865
Gross margin	3,939	—	—	3,939

Operating expenses
Selling, general and administrative expenses	5,406	—	318	5,724
Intangible amortization	1,750	—	—	1,750
Total operating expenses	7,156	—	318	7,474
Operating loss	(3,217)	—	(318)	(3,535)
Other expense, net	(378)	—	(488)	(866)
Net loss before provision for income taxes	(3,595)	—	(806)	(4,401)
Provision (benefit) for income taxes	103	—	(1,142)	(1,039)
Net loss	$(3,698)	$—	$336	$(3,362)

(1) During 2008, management changed our reportable segments as compared to the reportable segments filed in our 2007 Annual Report on Form 10-KSB to reflect changes in the management reporting structure of the organization as a result of the acquisitions completed during 2008.  The revised operating structure includes two reportable segments: “Products” (formerly included in the “Towers and Fabrication” and “Gearing Systems” segments) and “Services.” “Services” is a new operating segment to account for our acquisitions during 2008 of EMS and Badger, which provide construction support and maintenance and heavy haul trucking services, respectively.

(2) “Corporate and Other” includes corporate administrative expenses and intercompany eliminations.  Corporate selling, general and administrative expenses includes corporate salaries and benefits, share-based compensation and professional fees.

Revenues

Revenues increased $25,781, or 641%, from $4,023 during the year ended December 31, 2006 compared to revenues of $29,804 during the year ended December 31, 2007.  The increase in revenues is primarily attributable to our acquisition of Brad Foote in October 2007 along with an increase in revenues at Tower Tech resulting from higher production volumes during 2007.

Cost of Sales

Cost of sales increased $21,043, or 436%, from $4,822 during the year ended December 31, 2006 to $25,865 during the year ended December 31, 2007.  The increase in cost of sales is primarily attributable to our acquisition of Brad Foote along with the increase in cost of sales at Tower Tech as a result of higher production volumes during 2007.

Selling, General and Administrative Expense

Selling, general and administrative expense increased $4,223, or 281%, from $1,501 during the year ended December 31, 2006 to $5,724 during the year ended December 31, 2007, primarily as a result of the inclusion of selling, general and administrative expenses associated with the acquisition of Brad Foote in October 2007, an increase in legal and accounting expenses related to the costs associated with being a public company, and higher payroll and benefits expenses due to the addition of senior management and the hiring of administrative employees during 2007.  As a percentage of revenues, selling, general and administrative expense decreased from 37.3% during the year ended December 31, 2006 compared to 19.2% during the year ended December 31, 2007.

Intangible Amortization

Intangible amortization increased from $21 during the year ended December 31, 2006 to $1,750 during the year ended December 31, 2007, primarily as a result of intangible amortization as a result of our acquisitions of RBA and Brad Foote in October 2007.

Other Expense, net

The increase in other expense, net is primarily attributable to interest expense due to the increase in notes payable, capital leases and other debt primarily related to the Brad Foote acquisition in 2007.

Benefit for Income Taxes

During the year ended December 31, 2007, we recorded an income tax benefit of $1,039 compared to zero for the year ended December 31, 2006.  The income tax benefit was primarily attributable to an increase in federal and state deferred tax assets associated with the acquisition of RBA in October 2007.  Our consolidated effective income tax rate was (23.6)% for the year ended December 31, 2007, as compared to 0.0% for the comparable prior-year period.

Net Loss

Net loss for the year ended December 31, 2007 was $3,362, an increase of $627, or 23%, compared to a net loss of $2,735 during the year ended December 31, 2006, as a result of the factors described above.

Summary of Critical Accounting Policies and Estimates

The methods, estimates and judgments that we use in applying our critical accounting policies have a significant impact on the results that we report in our financial statements. Some of our accounting policies require us to make difficult and subjective judgments, often as a result of the need to make estimates regarding matters that are inherently uncertain. We also have other policies that we consider key accounting policies, such as those for revenue recognition, however, these policies typically do not require us to make estimates or judgments that are difficult or subjective.

We have identified the accounting policies and estimates listed below as those that we believe require management’s most subjective and complex judgments in estimating the effect of inherent uncertainties. This section should also be read in conjunction with Note 2 “Summary of Significant Accounting Policies” in Part II, Item 8 of the notes to our consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 2008, which includes a discussion of these and other significant accounting policies.

Revenue Recognition

We recognize revenue when the earnings process is complete and when persuasive evidence of an arrangement exists, transfer of title has occurred or services have been rendered, the selling price is fixed or determinable, collectability is reasonably assured, and delivery has occurred per the terms of the contract. Customer deposits and other receipts are deferred and recognized when the revenue is realized and earned.

In some instances, products are sold under terms included in bill and hold sales arrangements that result in different timing for revenue recognition. Assuming all other revenue criteria are met, revenue is recognized upon completion of product manufacture and customer acceptance. The Company has reviewed SEC Staff Accounting Bulletin No. 104 (“SAB 104”) and concludes that its revenue recognition policy is in compliance with SAB 104.

Warranty Liability

Within our Products segment, we provide warranty terms that generally range from two to seven years for various products relating to workmanship and materials supplied by the Company. We reserve for warranty claims based on industry experience and estimates made by management. From time to time, customers may submit warranty claims against the Company. In certain contracts, we have recourse provisions for items that would enable recovery from third parties for amounts paid to customers under warranty provisions. As of June 30, 2009 and December 31, 2008, our estimated product warranty liability was $1,265 and $890, respectively, and is recorded within accrued liabilities in our condensed consolidated balance sheets.

Sale-Leaseback Transactions

Certain subsidiaries of the Company have entered into sale-leaseback agreements whereby certain owned equipment is sold to a third party financing company in exchange for cash and the subsidiary enters into a lease agreement for the equipment with the purchaser for a certain period of time. The primary purpose of these arrangements is to provide additional liquidity to meet working capital requirements. Depending on the term of the lease agreement in relation to the remaining useful life of the equipment, the lease may be classified as an operating lease or a capital lease in our results of operations. In addition, the sale of the assets may result in a gain or loss on disposition, which must be amortized to other income or loss in our statement of operations over the life of the operating lease.

Inventories

Inventories are stated at the lower of cost or market. Any excess of cost over market value is included in the Company’s inventory allowance. Market value of inventory, and management’s judgment of the need for reserves, encompasses consideration of other business factors including physical condition, inventory holding period, contract terms, and usefulness. Inventories are valued based on an average cost method that approximates the first-in, first-out (FIFO) basis.

Inventories consist of raw materials, work-in-process, and finished goods. Raw materials consist of components and parts for general production use. Work-in-process consists of labor and overhead, processing costs and materials purchased for specific customer orders. Finished goods consist of components manufactured by the Company that will be used to produce final customer products.

Goodwill and Intangible Assets

Goodwill represents the excess of cost over fair market value of identifiable net assets acquired through business purchases. In accordance with SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS 142”), we perform an annual goodwill impairment test during October of each year, or more frequently when events or circumstances indicate that the carrying value of the Company’s assets may not be recovered. The Company tests intangible assets for impairment only when events or circumstances indicate that the carrying value of the Company’s assets may not be recovered. In evaluating the recoverability of the carrying value of goodwill and other intangible assets, we must make assumptions regarding the fair value of our reporting units, as defined under SFAS 142. Our method of determining the fair value was based upon our estimate of the projected future discounted cash flows of our reporting units. If our fair value estimates or related assumptions change in the future, we may be required to record additional impairment charges related to goodwill and intangible assets.

Long-Lived Assets

In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, we review property and equipment and other long-lived assets for impairment whenever events or circumstances indicate that carrying amounts may not be recoverable. If such events or changes in circumstances occur, we will recognize an impairment loss if the undiscounted future cash flows expected to be generated by the asset are less than the carrying value of the related asset. The impairment loss would adjust the asset to its fair value.

In evaluating the recoverability of long-lived assets, we must make assumptions regarding estimated future cash flows and other factors to determine the fair value of such assets. If our fair value estimates or related assumptions change in the future, we may be required to record impairment charges related to property and equipment and long-lived assets.

Income Taxes

We account for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes (“SFAS 109”). SFAS 109 requires the recognition of deferred income tax assets and liabilities based upon the income tax consequences of temporary differences between financial reporting and income tax reporting by applying enacted statutory income tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. SFAS 109 also requires that deferred income tax assets be reduced by a valuation allowance if it is more likely than not that some portion of the deferred income tax asset will not be realized.

In connection with the preparation of our consolidated financial statements, we are required to estimate our income tax liability for each of the tax jurisdictions in which we operate. This process involves estimating our actual current income tax expense and assessing temporary differences resulting from differing treatment of certain income or expense items for income tax reporting and financial reporting purposes. We also recognize as deferred income tax assets the expected future income tax benefits of net operating loss carry forwards. In evaluating the realizability of deferred income tax assets associated with net operating loss carry forwards, we consider, among other things, expected future taxable income, the expected timing of the reversals of existing temporary reporting differences, and the expected impact of tax planning strategies that may be implemented to prevent the potential loss of future income tax benefits. Changes in, among other things, income tax legislation, statutory income tax rates, or future taxable income levels could materially impact our valuation of income tax assets and liabilities and could cause our income tax provision to vary significantly among financial reporting periods.

We adopted the provisions of the Financial Accounting Standards Board (“FASB”) Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”), which is an interpretation of SFAS 109. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with SFAS 109 and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in an income tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

Recent Accounting Pronouncements

The following is a summary of recent accounting pronouncements, including the expected dates of adoption and estimated effects, if any, on our consolidated financial statements:

SFAS 166

In June 2009, FASB issued SFAS No. 166 (“SFAS 166”), Accounting for Transfers of Financial Assets — an amendment of FASB Statement No. 140. SFAS 166 eliminates the concept of a “qualifying special-purpose entity,” changes the requirements for derecognizing financial assets, and requires additional disclosures in order to enhance information reported to users of financial statements by providing greater transparency about transfers of financial assets, including securitization transactions, and an entity’s continuing involvement in and exposure to the risks related to transferred financial assets. SFAS 166 is effective for fiscal years beginning after November 15, 2009. We are currently evaluating the impact SFAS 166 will have on our consolidated results.

SFAS 167

In June 2009, FASB issued SFAS No. 167 (“SFAS 167”), Amendments to FASB Interpretation No. 46(R). The amendments include: (1) the elimination of the exemption for qualifying special purpose entities, (2) a new approach for determining who should consolidate a variable-interest entity, and (3) changes to when it is necessary to reassess who should consolidate a variable-interest entity. SFAS 167 is effective for the first annual reporting period beginning after November 15, 2009 and for interim periods within that first annual reporting period. We are currently evaluating the impact SFAS 167 will have on our consolidated results.

SFAS 168

In June 2009, FASB issued SFAS No 168, The FASB Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles (“SFAS 168”), a replacement of SFAS No 162, The Hierarchy of Generally Accepted Accounting Principles. SFAS 168 will become the source of authoritative U.S. accounting and reporting standards recognized by the FASB for use in preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP effective July 1, 2009. Rules and authoritative releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. SFAS 168 is effective for interim or annual financial periods ending after September 15, 2009. The adoption of this pronouncement is not anticipated to have a material impact on our financial position or results of operations.

SFAS 165

In May 2009, FASB issued SFAS No 165, Subsequent Events (“SFAS 165”), which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. SFAS 165 is effective for interim or annual financial periods ending after June 15, 2009. The adoption of this pronouncement did not have a material impact on our financial position or results of operations.

FSP 115-2 and 124-2

In April 2009, FASB issued FSP FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than Temporary Impairments. FSP FAS 115-2 and FAS 124-2 amends the other-than-temporary impairment guidance for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. The adoption of FSP FAS 115-2 and FAS 124-2 had no material impact on our financial position, results of operations or cash flows.

FSP 157-4

In April 2009, FASB issued FSP FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are not Orderly. FSP FAS 157-4 provides additional guidance for estimating fair value in accordance with SFAS No. 157, Fair Value Measurements, when the volume and level of activity for the asset or liability have significantly decreased. This FSP also includes guidance on identifying circumstances that indicate a transaction is not orderly. The adoption of this pronouncement did not have a material impact on our financial position, results of operations or cash flows.

FSP 142-3

In April 2008, FASB issued FASB Staff Position (“FSP”) 142-3, Determination of the Useful Life of Intangible Assets (“FSP FAS 142-3”), which amends the list of factors an entity should consider in developing renewal or extension assumptions in determining the useful life of recognized intangible assets under FAS No. 142, Goodwill and Other Intangible Assets. The new guidance applies to (1) intangible assets that are acquired individually or with a group of other assets and (2) intangible assets acquired in both business combinations and asset acquisitions. Under FSP FAS 142-3, entities estimating the useful life of a recognized intangible asset must consider their historical experience in renewing or extending similar arrangements or, in the absence of historical experience, must consider assumptions that market participants would use about renewal or extension. FSP FAS 142-3 will require certain additional disclosures beginning October 1, 2009 and prospective application to useful life estimates prospectively for intangible assets acquired after September 30, 2009. We are in the process of evaluating the impact that the adoption of FSP FAS 142-3 may have on our financial statements and related disclosures.

FSP 157-2 and SFAS 157

In February 2008, the FASB issued FASB Staff Position No. 157-2 (“FSP 157-2”), which delayed the effective date by which companies must adopt certain provisions of SFAS No. 157, Fair Value Measurements (“SFAS 157”).  FSP 157-2 defers the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis, to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years.  On January 1, 2009, we adopted the provision of SFAS 157 as it relates to the disclosure requirements for all nonfinancial assets and nonfinancial liabilities. The adoption of this standard did not have a material impact on our financial position, results of operations, or cash flows.

SFAS 161

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities (“SFAS 161”).  This statement is intended to enhance required disclosures regarding derivatives and hedging activities, including enhanced disclosures regarding how: (a) an entity uses derivative instruments; (b) derivative instruments and related hedged items are accounted for under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities; and (c) derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows.  SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008.  The adoption of this standard did not have a material impact on our financial position, results of operations or cash flows except for the additional disclosure requirements as required by the pronouncement.

SFAS 162

In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles (“SFAS 162”).  SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. SFAS 162 is effective 60 days following the SEC’s approval of Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.  The adoption of this pronouncement is not anticipated to have a material impact on our financial position, results of operations or cash flows.

SFAS 141R

In December 2007, the FASB issued SFAS No. 141R, Business Combinations (“SFAS 141R”), which establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree.  SFAS 141R also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination.  SFAS 141R is effective for fiscal years beginning after December 15, 2008.  Early adoption is not permitted. SFAS 141R is to be applied prospectively to business combinations for which the acquisition date is on or after the first reporting period beginning on or after December 15, 2008.  The adoption of this standard did not have a material impact on our financial position, results of operations, or cash flows.

Liquidity, Financial Position and Capital Resources

As of December 31, 2008, cash and cash equivalents totaled $15,253.  Our cash flows from operations and financing activities have been adequate to fulfill our liquidity requirements.  We finance acquisitions primarily through funding from equity offerings and cash generated from operations.  We anticipate that we will be able to satisfy the cash requirements associated with, among other things, our working capital needs, capital expenditures, debt and lease commitments through at least the next 12 months primarily with cash generated by operations and existing cash balances.

We expect to improve upon our liquidity and financial position based on the following:

•                Due to the current economic downturn and continued negative effects of the global credit markets, we have encountered a challenging environment for amending our existing debt and credit facilities or entering into new facilities. However, we were able to amend and extend our debt agreements with the primary lenders for Brad Foote and Tower Tech on March 13, 2009. Brad Foote, RBA and Tower Tech are subject to certain covenants under the terms of their respective debt agreements, and in light of the current economic climate there can be no certainty that we will be able to meet our obligations under these covenants. We plan to continue efforts to restructure our debt obligations and capital expenditure commitments to ensure that we have adequate liquidity and the financial resources to fund working capital requirements, capital expenditures and business acquisitions.

•                We experienced significant one-time corporate and operating cash outflows as a result of integrating four acquisitions during 2008.  We expect to see a significant reduction in these types of cash outflows during 2009.

•                Accounts receivable balances are monitored and reviewed on a monthly basis and customer account balances that are delinquent or nearing delinquency are vigorously pursued by our collection departments to establish collectability or adequate reserves are made against questionable accounts. Nevertheless, we are exposed to credit risk on our accounts receivable balances. Historically, our accounts receivable balances are highly concentrated with a select number of customers. In the event that we are unable to collect on these accounts receivable balances, the Company may be exposed to significant credit risk associated with an increase in bad debt expense resulting from the write-off of these uncollectible balances in addition to the corresponding decrease in liquidity as a result of the inability to collect cash associated with these accounts receivables balances.

customer account balances that are delinquent or nearing delinquency are vigorously pursued by our collection departments to establish collectability or adequate reserves are made against questionable accounts.

•                We made capital investments of $83,720 during 2008.  These investments resulted in significant capacity expansion across all business lines.  These major investments in 2008 serve to reduce our expected capital expenditure needs during 2009.

As of June 30, 2009, cash and cash equivalents totaled $7,834. Our cash flows from operations and financing activities have been adequate to fulfill our liquidity requirements. We anticipate that we will be able to satisfy the cash requirements associated with, among other things, our working capital needs, capital expenditures, debt and lease commitments through at least the next 12 months primarily with available cash balances, cash generated by operations and through additional financing arrangements. While we anticipate being able to maintain adequate liquidity, there can be no assurance that our cash balances and cash flows will be adequate, and a reduction in our revenues or customer collections or other unfavorable events that may arise may have an adverse impact on our cash flows and liquidity.

We have also entered into additional financing arrangements to improve our liquidity and cash balances. In April 2009, Tower Tech entered into a sale-leaseback agreement with Varilease Finance, Inc. (“Varilease”) pursuant to which Varilease agreed to provide equipment financing in the amount of up to $3,000 (the “Varilease Financing”). Proceeds from the Varilease Financing will be used for working capital and other general corporate operating needs. In addition, Tower Tech obtained construction financing from Great Western in the amount of up to $10,000 pursuant to the Construction Loan. Proceeds from the Construction Loan will be used to complete construction of Tower Tech’s wind tower manufacturing facility in Brandon, South Dakota. We believe that by entering into these additional financing arrangements, we have strengthened our financial position and have provided additional liquidity to meet current and future operating requirements.

On August 7, 2009, Brad Foote and BOA entered into the Third Omnibus Amendment, further amending the Loan Agreement and the documents evidencing the Debt Facilities. The Third Omnibus Amendment also provided that (i) BOA waive Brad Foote’s violation of the financial covenants set forth in the Loan Agreement (the senior debt to EBITDA and minimum EBITDA covenants) for the second quarter of 2009 and the calendar month of June 2009, respectively, (ii) amending and restating the requirements with respect to maintenance of ratios for the remainder of 2009 relating to, senior debt to EBITDA, cash flow coverage, a minimum monthly revenue requirements, and starting in 2010 a minimum monthly EBITDA requirements, (iii) BOA waive certain breaches or events of default under the Loan Agreement relating to Brad Foote’s inventory record keeping, and reporting liens filed against certain of Brad Foote’s property (which have subsequently been released by the lien holders), and the delivery of certain Brad Foote financial information, (iv) certain provisions pertaining to insurance ownership of collateral and tax returns be amended to clarify the language therein, (v) Brad Foote pay BOA a $35 amendment and waiver fee, as well as all accrued and un pain fees and expenses under the Loan Agreement all reasonable fees and expenses of BOA incurred in connection with the Third Omnibus Amendment, (vi) the interest rate payable under each of the Debt Facilities shall be equal to the greater of (A) LIBOR plus five percent (5%) and (B) seven percent (7%), and (vii) Brad Foote may borrow funds from Broadwind on a revolving basis, up to a maximum principal amount of $3,000, which shall be subordinated to indebtedness owed by Brad Foote to BOA and which shall not be subject to certain restrictions imposed on reporting and payment of otherwise previously existing intercompany debt between Brad Foote and Broadwind.   We expect that we will be in compliance with the amended and restated covenants contained in the loan agreement, and we believe the chance of default is remote for the next twelve months.  However, there can be no certainty that Brad Foote will be in compliance with such covenants for any future periods or that Brad Foote will be able to attain a waiver from Bank of America in the event of a violation of one or more such covenants.

We have a limited history of operations and have incurred operating losses since inception. We anticipate that our current cash resources and cash to be generated from operations will be adequate to meet our liquidity needs for at least the next twelve months. We have amended several of our primary debt agreements during 2009, which have resulted in reducing debt obligations coming due during the current year and obtained waivers for financial covenant violations.  While we expect that we will be in compliance with the amended and restated covenants contained in the loan agreements, there can be no certainty that we will be in compliance with such covenants for any future periods or that we will be able to attain a waiver from our lenders in the event of a violation of one or more such covenants.  As a result, among other things, our debt holders could declare all outstanding principal and interest to be due and payable.  In addition, if sales and subsequent collections from several large customers, as well as revenues generated from new customer orders, are not materially consistent with management’s plans, we may encounter cash flow and liquidity issues. Additional funding may not be available when needed or on terms acceptable to us and we may not be able to obtain financing under our current primary debt agreements. If we are unable to obtain additional capital or if our current sources of financing are reduced or unavailable, we will likely be required to delay, reduce the scope of or eliminate our plans for expansion and growth and this could affect our overall operations. Any additional equity financing, if available, may be dilutive to stockholders, and additional debt financing, if available, will likely require covenants that restrict us and certain of such covenants may materially restrict us.

We also intend to enhance our ability to fulfill our short-term liquidity requirements through financing initiatives that may include entering into additional sale-leaseback arrangements and securing additional debt. Our ability to make scheduled payments on our debt and other financial obligations will depend on our future financial and operating performance. While we believe that we will continue to have sufficient cash flows to operate our businesses, there can be no assurances that our operations will generate sufficient cash flows or that credit facilities will be available to us in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. If we cannot make scheduled payments on our debt, we will be in default and, as a result, among other things, our debt holders could declare all outstanding principal and interest to be due and payable and we could be forced into bankruptcy, liquidation or required to substantially restructure or alter our business operations and debt obligations.

Sources and Uses of Cash

Operating Cash Flows

During the year ended December 31, 2008, net cash flows used in operating activities totaled $2,359, compared to net cash provided by operating activities for the year ended December 31, 2007, which totaled $521.  The decrease in net cash provided by operating activities as compared to the prior year was attributable to an increase in administrative expenses and increases in our accounts receivable and inventory balances as we ramped-up production and expanded our facilities and revenues.  During the fourth quarter of 2008, we recorded a non-cash goodwill impairment charge of $2,409.  During the year ended December 31, 2008, depreciation and amortization expense increased approximately $18,343, from $3,523 during the year ended December 31, 2007 to $21,866 during the year ended December 31, 2008.  The overall increase in depreciation and amortization was primarily due to an increase in equipment depreciation expense and an increase in customer relationships intangible amortization as a result of our acquisitions of Brad Foote and RBA in October 2007, and the acquisition of EMS in January 2008.  We also entered into an agreement with a customer in December 2008 to release $9,436 from a restricted cash down-payment on an order.  The cash was being held under a letter of credit.  The release of these funds provided liquidity for working capital and capital expenditure commitments.  The details of this agreement are described further in Note 8 to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2008.

                During the six months ended June 30, 2008, net cash used in operating activities was $6,434, compared to net cash provided by operating activities of $122 during the six months ended June 30, 2009. The increase in net cash provided by operating activities was primarily attributable to higher collections of accounts receivable and a decrease in our inventory balances, which was partially offset by a decrease in customer deposits and higher cash outlays for operating expenditures. Changes in accounts receivable during the six months ended June 30, 2009 relative to the six months ended June 30, 2008 improved cash flows from operations by $21,264 as a result of cash collections on accounts receivable at Brad Foote, EMS and RBA. Accounts receivable balances at Tower Tech also decreased, but were largely offset by a decrease in customer deposits. Changes in our inventories improved operating cash flows by $12,374 during the six months ended June 30, 2009 as compared to the prior period, primarily as a result of the lower inventory balances at Brad Foote and Tower Tech.

While our agreements with customers call for specified payments terms, the effects of the global economic downturn may result in our customers modifying or attempting to modify their payment terms, which could adversely affect our liquidity position during 2009. As a result, the Company may be exposed to credit risk associated with the write-off of these uncollectible balances in addition to a reduction in liquidity. Although we anticipate that we will be able to satisfy cash requirements for working capital needs, capital expenditures and commitments through at least the end of 2009 primarily with cash generated by our operations and existing cash balances, we will need to restructure our existing debt and credit agreements or seek additional sources of capital to fund capital commitments, business acquisitions and working capital requirements in future years.

Investing Cash Flows

During the years ended December 31, 2008 and 2007, net cash flows used in investing activities totaled $106,696 and $82,828, respectively.  The increase in net cash used in investing activities as compared to the prior year was primarily attributable to the increase of $77,866 in capital expenditures, which primarily related to the construction of a wind tower manufacturing facility in Abilene, Texas and the partial construction of a wind tower manufacturing facility in Brandon, South Dakota at our Tower Tech subsidiary and the expansion of capacity through equipment additions at Brad Foote.

Cash paid for acquisitions, net of cash received decreased from $76,474 during the year ended December 31, 2007 to $23,016 during the year ended December 31, 2008.  The decrease is primarily attributable to smaller acquisitions completed during 2008 as compared to 2007.  In January 2008, we acquired EMS for $32,250, exclusive of $536 in acquisition-related costs.  The purchase price consisted of $18,429 in cash and 1,629,834 in unregistered shares of our common stock at a price per share of $8.48.  In June 2008, we acquired Badger for $11,811, exclusive of $184 in acquisition-related costs.  The purchase price consisted of $5,811 in cash and 581,959 in unregistered shares of our common stock at a price per share of $10.31.

During the six months ended June 30, 2008, net cash used in investing activities totaled $45,920, compared to $11,038 during the six months ended June 30, 2009, which was primarily attributable to a reduction in capital expenditures and the fact that no acquisitions were completed during the six months ended June 30, 2009. During the six months ended June 30, 2008, the Company completed the acquisitions of EMS and Badger in January and June of 2008, respectively for approximately $24,955, net of cash received. Capital expenditures were $20,465 during the six months ended June 30, 2008 primarily as a result of equipment purchases at Brad Foote and construction and equipment expenditures for our new wind tower manufacturing facility in Abilene, Texas. During the six months ended June 30, 2009, capital expenditures were $9,064 and primarily related to construction and equipment purchases as part of the completion in January of our wind tower manufacturing facility in Abilene, Texas. Additionally, restricted cash increased from $500 during the six months ended June 30, 2008 to $2,003 during the six months ended June 30, 2009 as a result of a collateral assignment of a $2,000 deposit account in connection with the Construction Loan.

Capital expenditures are anticipated to be significantly lower during 2009 as compared to 2008 as a result of the completion of a significant number of capital projects during 2008. These capital projects included, among other things, significant investments in capacity and infrastructure in addition to equipment, machinery and transport vehicle expenditures. As a result, the Company believes that it has adequate capacity to meet current and foreseeable customer demand.

We have firm capital commitments that come due in 2009 which approximate $12,711.  As of June 30, 2009, $9,111 of the firm commitments have been funded and fulfilled.  We plan to fund our remaining firm commitments through existing debt agreements.

Financing Cash Flows

During the years ended December 31, 2008 and 2007, net cash flows provided by financing activities totaled $118,526 and $87,964, respectively.  The increase in net cash flows provided by financing activities was primarily attributable to approximately $117,389 in private equity placements completed during the year ended December 31, 2008, compared to $65,400 in private equity placements completed during the year ended December 31, 2007.  To finance the purchase price of the EMS acquisition, we completed a private equity placement offering in January 2008 with TP and T25 for an aggregate amount of $17,225, or 2,031,250 shares of our unregistered common stock at a price per share of $8.48, pursuant to a previously disclosed Amended and Restated Securities Purchase Agreement.  In addition, we completed transactions resulting in the sale of an aggregate of $100,500 of our unregistered common stock, of which $500, or 62,814 shares, was purchased by Charles H. Beynon, a member of our  Board of Directors and an aggregate of $100,000, or 12,562,814 shares, were purchased by TCP, TP, T25 and TOF.  Thomas Weisel Partners issued a fairness opinion in connection with these transactions.

Proceeds from lines of credit and notes payable decreased from $25,283 during the year ended December 31, 2007 to $9,273 during the year ended December 31, 2008, primarily as a result of a $25,000 related party note conversion by TP, TOF and TMF.  In April 2008, TP, TOF and TMF each converted the original notional amount of their respective 9.5% related party note for an aggregate of 3,333,332 shares of our unregistered common stock.  Accrued interest of $1,223 on the notes was paid by us to TP, TOF and TMF in cash on the date of conversion.

During the six months ended June 30, 2008, net cash provided by financing activities totaled $128,441, compared to $3,497 during the six months ended June 30, 2009. The decrease in net cash provided by financing activities as compared to the prior period was primarily attributable to the fact that the Company did not complete any equity offerings during the six months ended June 30, 2009. During the six months ended June 30, 2008, the Company completed two private equity placements among Tontine Partners, L.P. (“TP”), Tontine Overseas Fund Ltd., Tontine Capital Partners L.P and Tontine 25 Overseas Master Fund L.P. (“TMF”) for an aggregate of $100,000 for 12,562,814 shares of unregistered common stock at $7.96 per share in addition to completing a private equity placement in the amount of $17,225 for 2,031,250 shares of unregistered common stock at $8.48 per share to TP and TMF. Additionally, net cash provided by financing activities during the six months ended June 30, 2009 decreased as a result of higher payments on lines of credit and notes payable and a reduction in proceeds received from debt as compared to the prior year. Payments on lines of credit and notes payable increased from $1,385 during the six months ended June 30, 2008, to $7,134 during the six months ended June 30, 2009. This increase was primarily attributable to higher debt payments made by Brad Foote on its debt facilities due to amendments to its debt facilities during 2009.

On November 10, 2008, Tontine filed a Schedule 13D with the SEC in which it announced its intention to explore alternatives for the disposition of its equity interest in the Company.  Tontine has previously been the primary source of capital for acquisitions and expansion projects for us, and there can be no assurance that we will be successful in securing a replacement source of capital to continue its long-term growth plans.

We have completed much of our current capacity and infrastructure expansion projects, and in light of current market conditions we have turned our focus to optimizing current operations and liquidity needs, which is expected to result in improvements to operating cash flows.  While we have also restructured some capital expenditure commitments with vendors, we expect the remaining capital expenditure commitments will be funded through operating cash, lease financing, and additional debt.

Credit Facilities

Brad Foote

In connection with our acquisition of Brad Foote in October 2007, we assumed outstanding debt and available lines of credit totaling approximately $25,500 under various debt facilities (the “Debt Facilities”) with Bank of America, as successor to LaSalle

Bank (“BOA”). The Debt Facilities are governed by a Loan and Security Agreement dated as of January 17, 1997 (as previously amended and/or restated, the “Loan Agreement”).

Following a series of amendments to the Loan Agreement, as of June 30, 2009: (i) the interest rate under each of the Debt Facilities was the greater of (A) the London Interbank Offered Rate (“LIBOR”) plus 5% and (B) 6%; (ii) the maturity dates for the Debt Facilities range from January 15, 2011 to December 31, 2011; (iii) the total amount outstanding under the Debt Facilities is approximately $19,631; and (iv) there were required principal payments of approximately $7,364 due over the next twelve (12) months, with additional principal payments due thereafter.

Brad Foote’s obligations under the Loan Agreement are secured by the following: (i) all of the assets of Brad Foote; (ii) all of the shares of stock of Brad Foote and all of Brad Foote’s indebtedness to us; (iii) an unconditional guaranty from us and from the BF Subsidiaries (hereinafter defined); and (iv) mortgages from the BF Subsidiaries and Brad Foote to BOA (“BF Subsidiaries” means the following wholly-owned subsidiaries of Brad Foote that hold record title to certain facilities used in Brad Foote’s operations: 1309 South Cicero Avenue, LLC and 5100 Neville Road, LLC).

Each of the Debt Facilities becomes immediately due and payable upon breach of any covenants or representations made by Brad Foote in the Loan Agreement and upon other customary events of default.

The Loan Agreement requires Brad Foote to comply with standard covenants, including certain financial covenants, and that we and Brad Foote provide certain financial reporting and periodically certify financial statements to BOA. Other covenants contained in the Loan Agreement include restrictions on Brad Foote’s ability to make distributions or dividends, incur indebtedness or make subordinated debt payments, as well as limitations on Brad Foote’s ability to make capital expenditures, any of which could ultimately affect our ability to undertake additional debt or equity financing. Certain of these covenants have been amended and/or restated from time to time pursuant to various amendments to the Loan Agreement. In addition, BOA has waived violations of certain covenants in certain instances.

On May 8, 2009, Brad Foote and BOA entered into a further amendment to the Loan Agreement. Under this amendment, BOA waived (solely with respect to certain specified time periods) Brad Foote’s violation of certain financial covenants with respect to (i) senior debt to EBITDA ratio, (ii) cash flow coverage ratio, and (iii) minimum EBITDA ratio. BOA also waived certain covenants relating to the delivery of Brad Foote’s financial information to BOA.

In addition, the May 8, 2009 amendment provided that certain of Brad Foote’s financial covenants be amended and restated, including requirements with respect to maintenance of ratios of (i) senior debt to EBITDA, (ii) cash flow coverage, and (iii) minimum EBITDA. In connection with this amendment, Brad Foote agreed to pay BOA a $25 amendment and waiver fee, as well as all reasonable fees and expenses of BOA incurred in connection with the amendment.

On August 7, 2009, Brad Foote, the BF Subsidiaries and BOA entered into a Third Omnibus Amendment Agreement (the “Third Omnibus Amendment”), further amending the Loan Agreement and the documents evidencing the Debt Facilities. The Third Omnibus Amendment also provided that (i) BOA waive Brad Foote’s violation of the financial covenants set forth in  the Loan Agreement (the senior debt to EBITDA and minimum EBITDA covenants) for the second quarter of 2009 and the calendar month of June 2009, respectively, (ii) amending and restating the requirements with respect to maintenance of ratios for the remainder of 2009 relating to, senior debt to EBITDA, cash flow coverage, a minimum monthly revenue requirements, and starting in 2010 a minimum monthly EBITDA requirements, (iii) BOA waive certain breaches or events of default under the Loan Agreement relating to Brad Foote’s inventory record keeping, and reporting liens filed against certain of Brad Foote’s property (which have subsequently been released by the lien holders), and the delivery of certain Brad Foote financial information, (iv) certain provisions pertaining to insurance ownership of collateral and tax returns be amended to clarify the language therein, (v) Brad Foote pay BOA a $35 amendment and waiver fee, as well as all accrued and unpaid fees and expenses under the Loan Agreement all reasonable fees and expenses of BOA incurred in connection with the Third Omnibus Amendment, (vi) the interest rate payable under each of the Debt Facilities shall be equal to the greater of (A) LIBOR plus five percent (5%) and (B) seven percent (7%), and (vii) Brad Foote may borrow funds from Broadwind on a revolving basis, up to a maximum principal amount of $3,000, which shall be subordinated to indebtedness owed by Brad Foote to BOA and which shall not be subject to certain restrictions imposed on reporting and payment of otherwise previously existing intercompany debt between Brad Foote and Broadwind.   Additionally, the Company and the BF Subsidiaries entered into a Reaffirmation dated August 7, 2009, reaffirming that each of the Loan Documents (as defined in the Loan Agreement) to which they are a party remains in full force and effect and is ratified and confirmed.  We expect to be in compliance with the amended and restated covenants contained in the loan agreement, and we believe the chance of default is remote for the next twelve months.

Tower Tech

In October 2007, Tower Tech obtained a secured line of credit (the “ICB Line”) from Investors Community Bank (“ICB”) in the amount of $2,500, which was increased to $5,500 on March 21, 2008. The ICB Line is secured by substantially all of the assets of Tower Tech and RBA. Draws on the ICB Line bear interest at a variable rate equal to the greater of (A) 4.25% or (B) 1.75% above LIBOR. Pursuant to a Commercial Debt Modification Agreement dated as of October 22, 2008, Tower Tech and ICB extended the maturity date of the ICB Line to April 22, 2009. In connection with the extension, Broadwind provided re-executed guaranties to ICB for all debt owed by each of Tower Tech and RBA to ICB. In addition, Tower Tech re-executed its guaranty for debts owed by RBA to ICB, and RBA re-executed its guaranty for debts owed to ICB by Tower Tech. We anticipated that each of Tower Tech and RBA would be in violation of certain financial covenants relating to net worth and debt to net worth ratio as of December 31, 2008. Tower Tech and RBA each received waivers on December 29, 2008 from ICB for the anticipated violations. On March 13, 2009, ICB agreed to extend the maturity date of the ICB Line to March 13, 2010 (the “ICB Line Extension Agreement”). Pursuant to the ICB Line Extension Agreement, Tower Tech agreed to establish new financial covenants with respect to minimum debt service coverage ratio and minimum tangible net worth. Tower Tech also agreed to maintain its primary deposit accounts with ICB and that no additional loans or leases shall be entered into by Tower Tech without the prior approval of ICB. As of June 30, 2009, Tower Tech had $110 available for additional borrowing under the ICB Line and was in compliance with all of its financial covenants under the ICB Line.

On April 28, 2009 (the “Construction Loan Closing Date”), Tower Tech entered into a Construction Loan Agreement with Great Western Bank (“Great Western”), pursuant to which Great Western will provide up to $10,000 in financing (the “Construction Loan”) to fund construction of Tower Tech’s wind tower manufacturing facility in Brandon, South Dakota (the “Facility”). Also on the Construction Loan Closing Date, Great Western agreed to advance $3,703, representing amounts previously paid by Tower Tech relating to construction of the Facility. Tower Tech anticipates making additional draws as needed until completion of the Facility.

The Construction Loan bears interest at a rate of 7.5% per annum on all advances. Tower Tech is required to make monthly payments of accrued and unpaid interest beginning June 5, 2009 and on the fifth day of each month thereafter, and must pay the outstanding principal and all accrued and unpaid interest on the maturity date, which is January 5, 2010, unless the Construction Loan is converted as described below. Tower Tech was also required to pay a $100 origination fee on the Construction Loan Closing Date.

The Construction Loan is secured by a first mortgage on the Facility and all fixtures, accounts and proceeds relating thereto, pursuant to a Mortgage and a Commercial Security Agreement, each between Tower Tech and Great Western and entered into on the Construction Loan Closing Date. In addition, pursuant to an Assignment of Deposit Account entered into on the Construction Loan Closing Date, Tower Tech granted Great Western a security interest in a $2,000 deposit account. The Company also executed a Commercial Guaranty and entered into a Subordination Agreement in connection with the Construction Loan, under which it has agreed to guarantee Tower Tech’s performance and to subordinate all intercompany debt with Tower Tech to the Construction Loan.

The Construction Loan may be accelerated under certain events of default (subject to applicable notice and cure provisions), including but not limited to: (i) failure to make any payment on the Construction Loan when due; (ii) failure to comply with or perform any covenants or conditions under the Construction Loan; (iii) failure to construct the Facility in accordance with the plans and specifications approved by Great Western or in accordance with the construction contracts relating to the Facility; and (iv) cessation of construction of the Facility. The Construction Loan contains representations, warranties and covenants that are customary to a construction financing arrangement.

Pursuant to a Letter Agreement dated as of the Construction Loan Closing Date among Great Western, Tower Tech and Broadwind (the “Letter Agreement”), Tower Tech may, any time prior to January 1, 2010, convert the Construction Loan into a term loan for up to $6,500, with an interest rate not to exceed 8.5% per annum (the “Great Western Term Loan”). Tower Tech would be required to pay a 1.0% origination fee upon the conversion, and would be required to make monthly payments of principal and accrued interest over the life of the Great Western Term Loan, which would be not less than seventy-eight months. Following the conversion to the Great Western Term Loan, Great Western would retain its security position in the collateral given as security for the Construction Loan, except for the deposit account assigned pursuant to the Assignment of Deposit Account, which would be released upon conversion. All other customary terms and conditions would be mutually agreed upon by Great Western and Tower Tech at the time of conversion. As of June 30, 2009, Tower Tech had received proceeds of approximately $3,808 under the Construction Loan.

Badger

On March 13, 2009, Badger obtained a term loan (the ‘‘FNB Term Loan’’) from First National Bank (“FNB”) in the amount of approximately $1,538. A portion of the proceeds from the FNB Term Loan was used to pay off Badger’s existing term loan and revolving line of credit with FNB, with the remainder available for working capital. The FNB Term Loan is secured by the inventory, accounts receivable and certain equipment of Badger. The FNB Term Loan bears interest at a rate of 6.75% per annum, matures on March 13, 2013, and is guaranteed by the Company.

RBA

On April 7, 2008, RBA executed four (4) promissory notes in favor of ICB (the “ICB Notes”), in the aggregate principal amount of approximately $3,781, as follows: (i) a term note in the maximum principal amount of approximately $421, bearing interest at a per annum rate of 6.85%, with a maturity date of October 5, 2012; (ii) a term note in the maximum principal amount of $700, bearing interest at a per annum rate of 5.65%, with a maturity date of April 25, 2013; (iii) a term note in the maximum principal amount of $928, bearing interest at a per annum rate of 5.65%, with a maturity date of April 25, 2013; and (iv) a line of credit note in the maximum principal amount of $1,732, bearing interest at a per annum rate of 4.48% until May 1, 2008 and thereafter at LIBOR, with a maturity date of April 5, 2009 (the “Line of Credit Note”). The ICB Notes provide for multiple advances, and are secured by substantially all of the assets of RBA. As of June 30, 2009, the total amount of indebtedness outstanding under the ICB Notes was $3,446.

On March 13, 2009, RBA and ICB extended the maturity date of the Line of Credit Note to March 13, 2010 (the “ICB Note Extension Agreement”). Pursuant to the ICB Note Extension Agreement, RBA established new financial covenants with respect to minimum debt service coverage ratio and minimum tangible net worth (these covenants were subsequently modified by the parties on April 22, 2009, effective as of March 31, 2009). RBA also agreed to maintain its primary deposit accounts with ICB and that no additional loans or leases shall be entered into by RBA without the prior approval of ICB. As of June 30, 2009, RBA had $32 available for additional borrowing under the Line of Credit Note and was in compliance with all of its financial covenants under the Line of Credit Note.

Contractual Obligations

As of June 30, 2009, minimum future cash payments due under contractual obligations, including, among others, our debt and credit agreements, non-cancelable operating and capital lease agreements, and other contractual obligations, were as follows:

	2009	2010	2011	2012	2013	2014 & Thereafter	Total

Debt and credit agreements (1)	$7,072	$21,957	$10,791	$3,941	$977	$—	$44,738
Operating lease obligations	2,303	4,447	4,413	3,820	2,615	7,482	25,080
Capital lease obligations (1)	727	1,423	1,376	1,202	948	—	5,676
Purchase commitments	3,600	—	—	—	—	—	3,600
Total contractual cash obligations	$13,702	$27,827	$16,580	$8,963	$4,540	$7,482	$79,094

(1) Debt and credit agreements and capital lease obligations include both the future principal payment amount and an amount calculated for expected future interest payments

Debt and Credit Agreements

Debt and credit agreements include outstanding borrowings under our lines of credit, term notes related to vehicle and equipment purchases, and a note payable related to a purchase agreement for manufacturing equipment.

Operating Lease Obligations

We lease the majority of our facilities and certain equipment under operating leases expiring at various dates through 2023.  Lease terms generally range from two to 15 years with renewal options for extended terms.  The amounts in the table above represent future minimum lease payments for non-cancelable operating leases.

Capital Lease Obligations

We have capital lease obligations related to certain manufacturing equipment and vehicles expiring at various dates through 2013.  As of June 30, 2009, the balance of our outstanding capital lease obligations was approximately $5,676, which includes accrued interest of approximately $498.

Purchase Commitments

Purchase commitments represent building and equipment purchase contracts related to the construction of our new wind tower manufacturing facility in Brandon, South Dakota.

Off-Balance Sheet Arrangements

During March 2009, Badger entered into two sale-leaseback agreements, whereby Badger sold certain equipment to a third party financing company in exchange for $570 in cash and agreed to lease the equipment back from the purchaser for a certain period of time. As part of these agreements, Badger has the ability to enter into additional sale-leaseback transactions with the financing company involving other equipment for a maximum aggregate amount of $1,700. The primary purpose of these arrangements was to provide additional liquidity for meeting working capital requirements. Each lease agreement is for a four-year period with rental payments due monthly. These lease agreements have been accounted for in our results of operations as operating leases. In addition, the sale of the assets resulted in a gain on disposition of $38, which will be amortized to other income in our statement of operations over the life of the operating lease.

During April 2009, Tower Tech entered into a sale-leaseback agreement with Varilease as described above, whereby Tower Tech sold certain equipment to Varilease in exchange for $2,935 in cash and agreed to lease the equipment back from Varilease for a certain period of time. The primary purpose of this arrangement was to provide additional liquidity for meeting working capital requirements. The lease agreement is for a three-year period with rental payments due monthly of $85. In addition, the sale of the assets resulted in a gain on disposition of $40, which will be amortized to other income in our statement of operations over the life of the operating lease.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to financial market risks, which primarily include changes in interest rates on our variable rate obligations.  We use various techniques to manage our market risk, including the use of derivative financial instruments.  We do not use derivative financial instruments for speculative purposes.

Interest Rate Exposure

The majority of our third party borrowings under our credit and term note agreements bear annual interest at variable rates tied to the prime rate and LIBOR.  The outstanding borrowings under these variable rate obligations were $31,377 and $55,753 as of December 31, 2008 and 2007, respectively.  Our potential interest rate exposure over a one year period that would result from a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rate of our variable rate obligations would be approximately $313 on a pre-tax basis.

In order to minimize the exposure of interest rate fluctuations on certain of our variable interest rate obligations, we utilize two interest rate swap agreements.  Our interest rate swap agreements involve the exchange of variable for fixed interest rates over the life of the debt obligation without the exchange of the underlying notional amounts.  We did not elect hedge accounting treatment as prescribed under the pronouncement criteria of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”), and accordingly, the change in the fair value of the swap agreements is recognized in our consolidated results of operations.  The unrealized loss related to the change in fair value of the swap agreements was approximately $194 and $153 for the years ended December 31, 2008 and 2007, respectively, and the fair market value of the swap agreements of $582 and $388 is recorded as a long-term liability in our consolidated balance sheets as of December 31, 2008 and 2007, respectively.  Our potential derivative financial instrument exposure over a one year period that would result from a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rate associated with these respective swap agreements would be approximately $97 on a pre-tax basis.

We estimate that the book value of our debt instruments and derivative financial instruments approximated their fair values as of December 31, 2008 and 2007.  We believe that the exposure of our consolidated financial position and results of operations and cash flows to adverse changes in interest rates is not significant.  Additionally, we believe that there are no significant counter party risks associated with our interest rate swap agreements.

Credit Risk Exposure

We are exposed to credit risk on our accounts receivable balances.  Historically, our accounts receivable are highly concentrated with a select number of customers.  During the years ended December 31, 2008, 2007 and 2006, sales to three or fewer customers accounted for approximately 72%, 70% and 97%, respectively, of consolidated revenues.  Additionally, as of December 31 2008, 2007 and 2006, three or fewer customers comprised approximately 61%, 63% and 78%, respectively, of our outstanding accounts receivable balances.

Commodity Risk Exposure

We are dependent upon the supply of certain raw materials used in our production processes, and these raw materials are exposed to price fluctuations on the open market.  The primary raw material used by us is steel.  To reduce price risk caused by market fluctuations, we have incorporated price adjustment clauses in certain sales contracts.  Management believes a hypothetical 10% change in the price of steel and other raw materials would not have a significant effect on our consolidated annual results of operations or cash flows because these costs are generally passed through to our customers.

BUSINESS

Business Overview

We are a supplier of value-added products and services to the North American wind energy sector as well as other energy-related industries. We provide our customers, such as leading wind turbine manufacturers and developers, wind farm operators and service companies, with a broad range of component and service offerings. Since 2006, we have made significant investments in the growth of our business through a series of acquisitions. In doing so, we have developed a broad, U.S.-based supply chain for wind development in North America. We are also pursuing international business opportunities so that we can better serve our customers, enhance our supply chain and develop synergies among our subsidiary companies. In addition, we plan to increase our efforts in developing new technologies that will further enhance the products and services we provide our customers in the wind energy market. Our businesses are currently organized in two operating segments: Products and Services.

Products

The Products segment includes the operations of Brad Foote Gear Works, Inc. (“Brad Foote”), Tower Tech Systems Inc. (“Tower Tech”) and R.B.A., Inc. (“RBA”). This segment specializes in the manufacture and sale of products such as high precision gears for wind turbines, custom-engineered gearing systems for the mining, energy, and industrial sectors, structural wind towers, internal tower components, and large fabricated and machined components for the construction and mining industries. Production processes include sophisticated form grinding and finishing of gears and gear sets, steel plate processing, semi-automated heavy welding and custom corrosion protection of components. Our primary focus is on the wind energy industry; however, our Products segment also services mining, oil and gas, construction and other industrial energy applications.

As of August 1, 2009, the segment had approximately 548 employees, and operated in Wisconsin, Texas, Illinois, and Pennsylvania. Taking into account our acquisition of RBA on October 1, 2007 and Brad Foote on October 19, 2007, our Products segment had revenues of $29,804,000 and $177,114,000, in 2007 and 2008, respectively.

The following is a summary of the three subsidiaries that comprise our Products segment:

•                  Brad Foote, founded in 1924 and acquired by us in October 2007, produces precision and custom-engineered gearing systems for wind power generation, oil production, mining, steel, and transportation industries. Brad Foote has two facilities in Cicero, Illinois and one facility in Neville Island, Pennsylvania which we believe collectively represent the largest gear grinding and carburizing capacity in North America. As of August 1, 2009, Brad Foote had approximately 240 employees and total manufacturing space of approximately 569,000 square feet.

•                  Tower Tech, founded in 2003 and acquired by us in February 2006, manufactures utility-scale wind towers for wind energy development. Today, Tower Tech is a leading manufacturer of wind towers and specializes in delivering the larger and heavier “next generation” wind towers to our customers. Tower Tech has strategically located facilities in Manitowoc, Wisconsin and Abilene, Texas and third wind tower manufacturing facility currently under construction in South Dakota. Tower Tech’s facilities have a combined annual production capacity which supports up to 1,500 megawatts (“MW”) of wind energy production on an annual basis. As of August 1, 2009, Tower Tech had approximately 285 employees and total manufacturing space of approximately 346,000 square feet in its Manitowoc and Abilene facilities.

•                  RBA, founded in 1985 and acquired by us in October 2007, specializes in heavy steel fabrication and performs specialty welding services. RBA refurbishes, assembles and welds heavy equipment for the crane manufacturing, construction and mining industries. RBA has facilities in Manitowoc, and Clintonville, Wisconsin. As of August 1, 2009, RBA had approximately 23 employees and total manufacturing space of approximately 100,000 square feet.

Services

The Services segment was established upon our acquisition of Energy Maintenance Service, LLC (“EMS”) in January 2008 and expanded with our acquisition of Badger Transport, Inc. (“Badger”) in June 2008. This segment specializes in construction, operations and maintenance and component repair services for the wind energy industry as well as specialized heavy haul trucking services to installation sites. Services provided include construction and technical support in the erection of wind turbine generators, scheduled and un-scheduled maintenance, fiberglass blade repair, retrofit solutions, technical training, and the transportation of oversize/overweight equipment and machinery.

As of August 1, 2009, the segment had approximately 238 employees. Currently, the Services segment has service hub locations in South Dakota, Texas and Wisconsin and satellite field service centers in California, Colorado and Illinois. Taking into account the acquisition of EMS on January 16, 2008 and Badger on June 4, 2008, the Services segment had revenues of $41,502,000 in fiscal year 2008.

The following is a summary of each of the two subsidiaries that comprise our Services segment:

•                  EMS, founded in 1998 and acquired by us in January 2008, provides construction, operations and maintenance, and component repair services for the wind energy industry. EMS specializes in wind turbine repair offerings, including major component refurbishing, wind turbine maintenance, construction support and engineering and advisory services. The company’s customers include turbine and component manufacturers, wind farm owners and developers. EMS’ main office is in Gary, South Dakota and it has major repair hubs in Howard, South Dakota and Abilene, Texas as well as satellite field service centers in California, Colorado and Illinois. As of August 1, 2009, EMS had approximately 185 employees.

•                  Badger, founded in 1982 and acquired by us in June 2008, is a provider of specialty transportation services of oversize/overweight equipment and machinery, primarily to the wind energy industry. The company specializes in the transport of tower sections, blades, nacelles and other oversized equipment for large industrial applications. Badger has been in business for over 25 years, with 15 years in specialized heavy haul and more than 11 years serving the wind industry. Badger operates from its headquarters in Clintonville, Wisconsin. As of August 1, 2009, Badger had approximately 53 employees and operated or leased a total of 64 trailers.

See Note 21 “Segment Reporting” of the notes to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2008 for a discussion of summary financial information by segment.

Competitive Strengths

We believe our business model offers a number of competitive strengths that have contributed to our commercial success and will enable us to capitalize on significant opportunities for growth.  These competitive strengths include the following:

•                  A leading supplier of wind components, logistics and service to the wind industry.  We have successfully won key contracts and established relationships with major wind sector manufacturers and hold leading positions in many of the markets we serve.  As of March 31, 2009, we provided products and services to six of the eight largest wind turbine manufacturers in the United States based on MW supplied in 2007.  We believe our market position as one of the only component suppliers with a strong national presence and significant scale favorably position us to capitalize on an increasing demand for wind turbines.  With the cost of shipping components to assembly plants and project sites representing up to 10—15% of the final cost of a wind project, our facilities and hubs across key wind states such as Texas, South Dakota, Pennsylvania, Illinois, California and Wisconsin provide us the opportunity to be the leading North American platform with the ability to meet the needs of turbine manufacturers across North America.

•                  Well-positioned to benefit from the high growth of the North American wind market.  We have made significant upfront investments in human resources and property and equipment to position ourselves to continue to take advantage of the potential  growth in the North American wind industry.  Emerging Energy Research projects a 22% compounded annual growth rate (“CAGR”) in installed wind capacity between 2008 and 2013.  In 2008 alone, the U.S. wind industry installed over 8,000 MW of new capacity.  We believe volatile electricity prices, increasing electricity demand, and anticipated clean energy and climate change legislation have created a favorable environment in North America for the development of renewable sources such as wind power.  The American Recovery and Reinvestment Act (“ARRA”), for example, appropriated $16.8 billion over ten years for renewable energy, extended a ten-year production tax credit  to wind facilities placed in service on or before December 31, 2012, provided developers of wind facilities with an option to take an investment tax credit in lieu of the production tax credit and, in some cases, allows developers to apply to receive a cash grant in an amount equal to the investment tax credit in lieu of either credit.  In addition, the federal government is considering the establishment of clean power energy standards, a federal clean power energy portfolio and a cap-and-trade carbon reduction program which we believe, if adopted, would support further growth in demand for wind energy generation.

•                  Strong and broad customer relationships with cross-selling opportunities across customer base.  Our management continues to  work to develop long-term, multi-year backlog and strategic customer relationships in all our product and service businesses designed to  provide for an integrated solution to the fragmented supply chain our customers face.  The manufacture and production of wind energy-related infrastructure involves over 5,000 components.  Currently, many of the key inputs making up the wind supply chain are both geographically dispersed and lack integration, resulting in high transportation costs and quality control issues.  In addition, many of the key strategic component suppliers are currently based in Europe, which historically has resulted in shortages for turbines manufactured in North America.  We believe our  strategy to build an integrated platform will enable us to capture a significant portion of the overall component supply market as North American turbine manufacturers look to decrease logistics costs and make their supply chain more efficient.  Further, a number of international players have announced North American-based wind turbine assembly plants that will require supply chain infrastructure.  Our portfolio businesses and customer relationships allow us to cross-sell our products and services across our customer base in the wind energy supply chain.

•                  Industry leading technology, design capabilities and manufacturing expertise.  We possess industry-leading technology, design capabilities and manufacturing expertise.  From our highly efficient Tower Tech tower plants to our flexible and scalable Brad Foote gear production facilities utilizing state-of-the-art HoflerTM production centers, we have invested substantial capital in technological, engineering, manufacturing capabilities and redundant capacity at key locations near wind-rich cities that we believe will enable us to grow our businesses and increase our market share.  In addition, we have benefited from our work with sophisticated original equipment manufacturing customers who run multi-year processes to certify component manufacturers for serial production.  Our size and resources allow us to execute a number of Center of Excellence initiatives including Six Sigma, lean quality initiatives and certificates, supply chain management and new skills and training centers.

•                  Experienced management team with decades of wind industry experience.  Our senior management team has significant industry experience and proven expertise in wind and other energy sectors.  Relevant experience includes areas important to our business including high technical specification industrial manufacturing, operational execution in the wind industry, strategic business development, financial planning and acquisition integration.  They have held positions at national wind and industrial sector companies including Vestas, General Electric, British Petroleum, Trinity Industries, Inc., DMI Industries, Regal Beloit and Whirlpool.

Business and Operating Strategy

Our business strategy is to capitalize on the anticipated growth of wind and other energy sectors in the U.S. and Canada by providing the highest value-added components and services across the wind and other energy sector supply chains. We seek to expand our market share in the North American wind energy industry and other energy sectors and to be the leading provider of a comprehensive supply solution to our customers in North America. The recent downturn in the economy and the effects of the disruptions in the global credit markets and financial systems have had a negative effect on the wind industry and the global heavy manufacturing industry and have limited our short term growth prospects. In light of these challenges and our belief that we have invested in enough infrastructure to meet our short term goals, our immediate focus is to concentrate on (i) achieving operational excellence within our existing businesses, (ii) continuing to expand our North American market share and (iii) maintaining adequate liquidity and working capital.

Our strategic objectives include the following:

•                  Become the leading provider in the wind supply chain in North America by expanding our suite of products and services.  We are dedicated to the identification, development, and commercialization of new products and services that utilize our capacity and provide value-added solutions for our customers. Supply chain management is critical for wind turbine manufacturers who manufacture or will soon manufacture many of the turbines in the U.S. Our local presence in key wind resource states and suite of products and services directly address this critical issue by limiting exchange rate risk and importation and customs duties and substantially reducing transportation and working capital costs for our customers. With the addition of businesses providing new products and services in the last two years, we have made progress in our desire to provide comprehensive solutions for our customers across the wind supply chain from full component manufacturing to delivery to site and construction support. By maintaining strategic relationships with our customers, we are able to understand and meet their needs across the supply chain and provide opportunities to deliver them synergies across our operating units.

•                  Leverage our success in North America to pursue international business opportunities. We have begun to expand our focus beyond the North American wind energy industry to develop an international presence as a long-term strategic objective. We have recently restructured our management team to provide the framework for pursuing international business opportunities which we believe will better serve our customers, enhance our supply chain and develop additional synergies across our operating units.

•                  Leverage our customer relationships within the wind industry and related sectors to cross-sell our products and services.  We believe the future wind industry manufacturing supply chain will be characterized by close customer relationships based on product development and long-term supply agreements. We consider our current relationships with our wind customers to be a key pillar of our future strategy and work closely with them to develop and tailor products to their individual needs. We engage our customers on many levels, including industry research and development, product design, key account management and manufacturing. We believe our developing single-source strategy will help leverage our existing customer relationships with the world’s leading wind turbine manufacturers and help us to realize cross-selling opportunities. We will continue to seek to capture a significant share of our existing customers’ demand and to diversify our revenue markets and customer base.

•                  Continue to develop the service and maintenance businesses.  We believe that the after-market support business in the wind industry is currently underdeveloped. Most wind turbine components are currently serviced by wind turbine manufacturers through applicable warranty periods. We believe that as manufacturer warranties expire and as the complexity and size of wind turbines increase, component manufacturers will increasingly be asked to service their own products. We intend to support our customers’ service strategies, to further develop our own service channels and to capture a share of the expanding service and aftermarket support business on the basis of agreements with wind turbine manufacturers, wind farm operators, and independent service providers. We have local service centers located close to wind sites that are centrally-placed with capital-intensive capabilities, as well as skilled team members. We believe this gives us a competitive advantage as we capitalize on post-warranty growth in wind turbine service and maintenance demand.

•                  Continue to improve production technology and operational efficiency and enhance our cost structure.  Our manufacturing facilities include state-of-the-art equipment and lean processes to reduce costs. Although we have achieved significant cost reductions by emphasizing flexibility in our manufacturing processes and installing modern and more efficient equipment, we remain focused on further reducing costs. We will continue to employ strategies to further optimize the production processes at our facilities to generate increased output and lower our costs while maintaining product quality with high technical specifications. Ongoing efforts are underway to continue to improve labor and machine efficiencies at the plant level, revise staffing programs and upgrade scheduling and performance systems to increase efficiency, reduce inventories, and improve overall financial returns and cash flow. We also intend to continue to construct and operate lean facilities near project sites to decrease transportation costs as well as offer combined services.

•                  Utilize our capacity to increase market share and satisfy our customers’ demand for our products and services.  During 2008 we took steps to increase our manufacturing capabilities by increasing production capacity at our Brad Foote facilities and constructing a tower manufacturing plant in Abilene, Texas. Our Tower Tech subsidiary is also currently constructing an additional tower manufacturing plant in Brandon, South Dakota. In addition, RBA added an additional manufacturing location in Clintonville, Wisconsin. Our service segment increased specialized heavy-haul capacity by over 20% and EMS increased its service capacity through strategic hiring and opened an additional facility capable of MW blade repair. We are prepared to further expand manufacturing and service capacity to meet customer demand when we approach capacity constraints. However, we believe that we are well positioned to take advantage of the current market conditions and an increase in market growth with our current infrastructure. Going forward, we plan to continue to expand our delivery options to benefit from economies of scale and scope from complementary and growing businesses.

•                  Recruit, train and retain high quality employees in our current and planned facilities.   Our business relies on highly skilled workers to operate sophisticated machinery and provide specialized service with demanding technical specifications. The quality and skills of our personnel have been critical to our success to date and our continued growth depends on our ability to attract, train, and retain capable and dedicated employees. We believe we offer attractive employment opportunities in the markets in which we operate. We provide extensive training programs for new employees and continuing education for our existing employees. Many employees are able to operate a variety of different machines, depending on workload and customer orders, allowing us flexibility in our product mix. We intend to continue to place an emphasis on building a collaborate culture that fosters passion, honesty and teamwork to deliver real value for our customers and our investors.

Company History

We were incorporated in Nevada in 1996 as Blackfoot Enterprises Inc. (“Blackfoot”). In February 2006, Blackfoot completed a reverse shell transaction with Tower Tech, whereupon Blackfoot became a holding company for Tower Tech, and subsequently changed its name to Tower Tech Holdings Inc. In 2008, Tower Tech Holdings Inc. reincorporated in Delaware and changed its name from Tower Tech Holdings Inc. to Broadwind Energy, Inc. Through a series of strategic business acquisitions completed in 2007 and 2008 and organic growth, we expanded upon our core platform as a wind tower component manufacturer and have positioned us as a broad-based supply-chain provider for the wind and other energy-related industries.

Sales and Marketing

Our sales and marketing strategy is to develop and maintain long-term relationships with our customers and to offer a comprehensive suite of products and services to them. We pursue this strategy by working closely with our customers in developing and designing customized product, manufacturing, and service solutions. We also intend for our offerings to fulfill needs that our customers may consider non-core and do not desire to provide for within their organizations. We target long-term agreements, under which we supply our customers with products or services. The majority of our customer base consists of wind turbine manufacturers who supply end-users and wind turbine developers with completed wind turbines. Within the wind industry, we have long-standing relationships with customers, engaging them at various levels from key account management, site management, research and development, product design and manufacturing up to senior management.

Competition

We do not believe that any competitors exist that have developed a similar suite of products and services for the North American wind industry as those offered by our businesses. However, competition within each of our subsidiaries’ niches exists and some of our customers maintain internal capabilities that compete with our offerings. Several wind tower manufacturers compete in the United States, including Trinity Industries, Inc., Ameron International Corporation, and DMI Industries. Approximately five companies worldwide have the proven ability and capacity to compete with Brad Foote to supply gear sets for the wind industry. Brad Foote is a major North American supplier of wind energy gear sets. Two of the major European suppliers are owned by wind turbine manufacturers: Hansen (owned by Suzlon energy) and Winergy/Flender (owned by Siemens). The competitors of Brad Foote within the oil and gas exploration industry are slightly more fragmented. These companies compete based upon price, quality, location, available capacity, and several other factors. Anderson Trucking Service and Lonestar Trucking are Badger’s main competitors, while additional competitors within our Services segment are fragmented.

Government Regulation and Compliance

The operations of our businesses are subject to numerous federal, state, and local environmental laws and regulations. While it is our primary objective to maintain compliance with these respective laws and regulations, it may not be possible to quantify with certainty the potential impact of actions regarding environmental matters, particularly remediation and other compliance efforts that we may undertake in the future. We believe that our subsidiaries are in substantial compliance with such laws and regulations, and we do not anticipate any material capital expenditures for environmental control facilities.

Backlog

Many of our products are sold under long-term supply agreements. These long-term agreements have various terms, but generally range from several months to three years with some contracts carrying automatic renewal provisions. As of June 30, 2009, the dollar amount of our backlog believed to be firm was approximately $253.6 million, of which $84.7 million is expected to be completed during the remainder of 2009. The amount of backlog expected to be completed during the remainder of 2009 may be subject to change as a result of any subsequent modifications to our existing customer agreements. In light of the nature of the Company’s operations during 2008, management does not believe that providing a backlog number for the comparable period in 2008 will provide a useful comparison against the Company’s current backlog.

Seasonality

The majority of our business is not affected by seasonality. Our Services segment can be affected by weather-related constraints.

Employees

We had approximately 800 employees as of August 1, 2009. As of August 1, 2009, approximately 80% of our employees were in manufacturing, service, and field support related functions and 20% of our employees were in administrative functions. Approximately 24% of our employees are covered by two collective bargaining agreements with local unions. These agreements are scheduled to expire in October 2009 and February 2010. We consider our union and employee relations to be satisfactory.

Raw Materials

The primary raw material used in the construction of wind towers and gearing products at our Tower Tech and Brad Foote businesses, respectively, is steel in the form of steel plate, forgings, and castings. Additionally, some agreements may allow customers to independently provide steel to Tower Tech for the construction of wind towers.

We operate a multiple sourcing strategy and source our raw materials through various suppliers located throughout the United States and abroad. We do not generally have long-term supply agreements with any of our raw materials suppliers and closely match terms with those of our customers to limit our exposure to price fluctuations. We believe that we will be able to obtain an adequate supply of steel and other raw materials to meet our manufacturing requirements.

Customers

We manufacture or construct, and provide transportation and maintenance services to, a variety of customers in the wind energy, oil and gas, mining and industrial industries. The majority of our customer base consists of wind turbine manufacturers who supply end-users and wind turbine developers with completed wind turbines. In the industrial, mining and constructions sectors, we sell our products through our technically trained sales force to both owners and operators. The wind turbine market is very concentrated. According to the American Wind Energy Association’s 2008 industry rankings, the top three wind turbine manufacturers in the U.S. constituted 77% of the market and the top five constituted 95% of the market. As a result, we currently have concentrations with a limited number of customers for a majority of our revenues. Sales to each of Gamesa, Clipper and General Electric Transportation Services represents an amount greater than 10% of our Company’s consolidated revenues and the loss of any such customer could have a material adverse effect on us.

Our current and historical portfolio of customers and collaborators includes: AWE, Babcock & Brown, Clipper, Diversified Energy Solutions, Next ERA (formerly FPL Energy), Gamesa, Garrad Hassan, General Electric, Great River Energy, Horizon Wind Energy, Nordex, Reunion Power, Siemens, Suzlon, Vestas and Xcel Energy.

Working Capital

Our primary customers are wind turbine manufacturers and wind energy developers. The industry has historically produced customized and varying terms and conditions for agreements between suppliers and customers, depending on the specific objectives of each party. Our practices mirror this historical industry practice for negotiating agreements on a case-by-case basis. As a result, working capital needs, including levels of accounts receivable and inventory, can vary significantly from quarter to quarter based on the contractual terms agreed to by the parties, such as whether we are required to purchase and supply steel pursuant to such contractual terms in the sale of structural towers.

Quality Control

We have a long-standing focus on processes for ensuring the manufacture of high quality products. To achieve high standards of production and operational quality, we implement strict and extensive quality control and inspection throughout our production processes. We maintain full, in-house control over all core manufacturing processes and carry out quality assurance inspection at the completion of each major manufacturing step to ensure the quality of our products. The manufacturing process at Brad Foote, for example, involves transforming forged steel into high technical specification gears through to rough machining, hobbing, reinforcing thermal treatment, fine machining and fine grinding. We inspect and test raw materials before they enter the assembly process, re-test the raw materials after rough machining, test the functioning of gear teeth and cores after thermal treatment and accuracy test final outputs for product specifications. We believe our investment in industry-leading heat treatment, high precision machining, specialized grinding technologies, and cutting edge welding has contributed to our high product reliability and consistent performance of our products under varying operating conditions once installed.

Our Brad Foote subsidiary is ISO 9001:2000 certified and our other companies have certification programs underway.

Segment Financial Information

Per the pronouncement criteria in SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information (“SFAS 131”), we have identified two reportable operating segments, consisting of Products and Services.

Products includes the manufacturing of components for the wind and energy-related industries, including tower support structures, gearing systems, and mining and other heavy equipment.

Services includes construction, operations, support, maintenance and component repairs for wind turbines, and specialized heavy-haul trucking services.

As previously reported in our 2007 Annual Report filed on Form 10-KSB, we had two reportable segments: “Towers and Fabrication” and “Gearing Systems.”  In January 2008, we acquired EMS, which provides construction support, engineering and maintenance services, and in June 2008, we acquired Badger, which provides specialized heavy haul trucking services.  As a result of these acquisitions, we revised our segments to properly categorize our current operating segments.  Accordingly, all prior period segment information has been reclassified to conform to our new reportable operating segments for all periods presented.

Our chief operating decision-maker evaluates segment performance based on revenues, gross profit, and operating income or loss.  Adjustments to reconcile segment results to consolidated results are included under the caption “Corporate and Other,” which primarily includes corporate administrative expenses and intercompany eliminations.

Summary financial information by reportable segment is as follows:

	Revenues For the Years Ended			Operating Loss For the Years Ended
	2008	2007	2006	2008	2007	2006
Segments:
Products segment	$177,114	$29,804	$4,023	$(1,630)	$(3,217)	$(2,321)
Services segment	41,502	—	—	(2,602)	—	—
Corporate and other(1)	(1,295)	—	—	(17,511)	(318)	—
	$217,321	$29,804	$4,023	$(21,743)	$(3,535)	$(2,321)

	Gross Profit (Deficit) For the Years Ended			Depreciation and Amortization For the Years Ended
	2008	2007	2006	2008	2007	2006
Segments:
Products segment	$23,332	$3,939	$(799)	$17,049	$3,523	$328
Services segment	10,880	—	—	4,797	—	—
Corporate and other(1)	(842)	—	—	20	—	—
	$33,370	$3,939	$(799)	$21,866	$3,523	$328

	Total Assets as of December 31,
	2008	2007
Segments:
Products segment	$308,044	$210,713
Services segment	65,795	—
Corporate and other(2)	5,909	(4,895)
	$379,748	$205,818

(1) “Corporate and other” includes corporate administrative expenses and intercompany eliminations.  Corporate selling, general and administrative expenses includes corporate salaries and benefits, share-based compensation, and professional fees.

(2) “Corporate and other” includes assets of the corporate headquarters and intercompany eliminations.

We generate revenues entirely from transactions completed in the United States and our long-lived assets are located in the United States.  During the years ended December 31, 2008, 2007, and 2006, three or fewer customers accounted for 72%, 70% and 97%, respectively, of total net sales.  In addition, as of December 31, 2008 and 2007, three or fewer customers comprised approximately 61% and 63%, respectively, of our total outstanding accounts receivable balances.

Legal Proceedings

From time to time, we anticipate that Broadwind or its subsidiaries may be involved in litigation relating to claims arising out of its operations in the normal course of business.  As of June 30, 2009, we are not aware of material pending legal proceedings or threatened litigation that would have a material adverse effect on our financial condition or results of operations, although no assurance can be given with respect to the ultimate outcome of actions.

In September 2007, Tower Tech received a notice of violation from the Wisconsin Department of Natural Resources (“WDNR”) stating that Tower Tech was in violation of several provisions of the state’s air pollution laws and regulations in connection with the construction and operation of two new paint booths at its Manitowoc, Wisconsin facility.  Tower Tech and the WDNR have agreed to resolve such violation with a payment by Tower Tech of $95,000 to the WDNR and the installation of certain equipment that could result in the potential reduction of certain emissions related to paints and thinners used by Tower Tech.

Properties

Our corporate headquarters is located in Naperville, Illinois, which is a suburb located west of Chicago, Illinois.  In addition, our subsidiaries own or lease operating facilities, which are presented by operating segment as follows:

Operating Segment and Facility Type	Location	Owned / Leased	Approximate Square Footage
Products
Tower Manufacturing	Manitowoc, WI	Leased	200,000
Tower Manufacturing	Brandon, SD(1)	Owned	146,000
Tower Manufacturing	Abilene, TX	Owned	146,000
Specialized Welding	Manitowoc, WI	Leased	45,000
Specialized Welding	Clintonville, WI	Owned	63,000
Gearing Systems	Cicero, IL	Owned	198,000
Gearing Systems	Cicero, IL	Leased	301,000

Gearing Systems	Neville Island, PA	Owned	70,000

Services
Service and Maintenance	Gary, SD	Leased	25,000
Service and Maintenance	Abilene, TX	Leased	297,000
Service and Maintenance	Howard, SD	Owned	25,000
Heavy Haul Trucking	Clintonville, WI	Owned	7,000
Service and Maintenance	Tehachapi, CA	Leased	5,000

Corporate
Administrative	Naperville, IL	Leased	6,800

(1) Brandon, South Dakota location is a partially constructed wind tower manufacturing facility.

We consider that our facilities are in good condition and are adequate for our present and future needs.

Our Corporate Information

Our principal executive office is located at 47 East Chicago Avenue, Suite 332, Naperville, IL 60540.  Our phone number is (630) 637-0315 and our website address is www.broadwindenergy.com.  Information contained on our website does not constitute part of this prospectus.

Other Information

On our website at www.broadwindenergy.com, we make available under the “Investors” menu selection, free of charge, our Annual Reports on Form 10-K and Form 10-KSB, Quarterly Reports on Form 10-Q and Form 10-QSB, Current Reports on Form 8-K, and amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after such reports or amendments are electronically filed with, or furnished to the Securities and Exchange Commission (“SEC”). Materials that we file or furnish to the SEC may also be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. Also, the SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements, and other information that we file electronically with SEC.

INDUSTRY AND MARKET DATA

Unless otherwise indicated, information contained in this prospectus concerning the United States wind energy industry and our general expectations concerning this industry are based on information from independent industry analysts and publications and management estimates.  We have derived management estimates from publicly available information as well as data from our internal research.  None of the independent industry publications used in this prospectus was prepared on our or our affiliates’ behalf.  Estimates of historical growth rates in the markets in which we operate are not necessarily indicative of future growth rates in such markets.

United States Wind Industry

According to the Energy Information Administration of the U.S. Department of Energy, United States wind energy net summer generation capacity grew at a CAGR of 29% from 2002 to 2007.  Between 2005 and 2008, the United States experienced the largest annual increases in cumulative installed wind capacity in the world.  According to the American Wind Energy Association, the U.S. wind industry installed over 8,000 MW of new capacity in 2008 alone, bringing total installed capacity to over 25,000 MW.  Despite the significant growth of wind energy capacity in the United States, wind energy comprised only 0.8% of total United States electricity production in 2007.  This represents a small portion compared to the current percentage of electricity produced by wind energy in Denmark, Spain and Germany, of approximately 21%, 11% and 7.5%, respectively.  In 2008, the United States Department of Energy released a report examining the feasibility of harnessing wind power to provide up to 20% of the nation’s total electricity needs by 2030, which would entail increasing wind electric generation from its current production of 25,000 MW to 300,000 MW by 2030.

While traditional fossil fuels represent the dominant source of power production in the United States, we believe that volatile electricity prices, increasing electricity demand and recent and future anticipated clean energy and climate change legislation have created a favorable environment in the United States for the development of renewable sources.  To meet the expected increase in demand for electricity in the U.S., government, businesses and consumers are increasingly turning to renewable energy sources.  Though renewable power generation has historically been more costly than traditional generation of electricity, the addition of government incentives and technology improvements has created an attractive alternative.  Based on Federal Energy Regulatory Commission data, wind energy is the most cost-competitive renewable generating platform available.

A number of recent government initiatives further promote wind energy as a source of electricity generation.  The ARRA included $16.8 billion over ten years for renewable energy and extended the production tax credit to December 31, 2012 for wind facilities.  ARRA also provided the option to elect an investment tax credit in lieu of a production tax credit for 30% of the total cost of a project for wind facilities placed in service between 2009 and 2012.  ARRA allows the Department of the Treasury to provide an equivalent amount in a grant to taxpayers in lieu of claiming an investment tax credit for energy facilities for facilities placed in service during 2009 or 2010 or placed in service after 2010 and before the tax credit termination date, but only if construction began during 2009 or 2010.  In addition, the Obama Administration and Congress are currently discussing federal clean power energy standards, a federal clean power energy portfolio and a cap-and-trade carbon reduction program which, if adopted, would support further growth in demand for wind energy generation.

Wind Turbine Components

The manufacture and production of wind energy-related infrastructure involves over 5,000 components.  The five most expensive components, each of which generally accounts for more than 10% of the overall cost of a turbine, are the tower, blade system, nacelle, gearbox and pitch systems and bearings.  Additional key components include the generator and the control.

Towers

A wind tower accounts for approximately 18-27% of the total capital cost of a wind turbine.  A tower’s cost is proportional to its height and diameter.  Taller towers give access to stronger winds and more even wind flow, both of which lead to a higher electrical output.  Industry research indicates that for tower sizes between 80 and 100 meters, each additional meter delivers 0.9% more yield.  Doubling the height of the tower generally requires doubling its diameter and increasing the amount of material needed by a factor of eight, which results in a trade-off between the additional yield delivered by increasing tower height versus the additional cost of the tower.

Nacelle

The nacelle houses most of the wind turbine’s components including the generator, gearbox and control systems as well as thousands of smaller components and account for approximately 12-22% of a wind turbine’s cost.  Due to the decrease in global foundry capacity since World War II,  only a few suppliers are capable of the precision manufacturing required for the large size and thinness of nacelles.  Some European wind turbine manufacturers have tried to identify cast product suppliers in India and China; however, it has been difficult finding the necessary standards and quality.

Blade System

The blade and hub system (rotor) is attached to the nacelle via the rotor shaft and rotates at an angular speed dependent on the power of the wind.  Blades account for approximately 20-25% of the cost of a wind turbine and are typically made out of fiberglass and epoxy resin.  Blades are currently the focus of significant research and development at both national research institutions and also at wind turbine manufacturers.  With lengths upwards of 60 meters, blades can be difficult and expensive to manufacture and transport.  The risk of damage in transit requires careful logistics planning and creates a demand for blade production sites near the end-market.

Gearbox

The gearbox is made almost entirely of steel and is the heaviest component in the wind turbine’s nacelle.  The gearbox accounts for approximately 11-15% of a wind turbine’s cost.  The gearbox connects the low-speed shaft driven by the rotor blade to the high-speed shaft that drives the generator, increasing the rotational speeds from about 30 to 60 rotations per minute (rpm) to about 1,200 to 1,500 rpm, which is the rotational speed required by most generators to produce electricity.

Pitch Systems and Bearings

Pitch systems maximize a wind turbine’s energy converting efficiency by optimizing the positioning of the machine housing and blades in relation to the wind direction.  Pitch systems and bearings account for approximately 11—15% of a wind turbine’s cost.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL HOLDERS AND MANAGEMENT

The following table sets forth as of August 7, 2009 certain information regarding beneficial ownership of our common stock by:

•                  Each person known to us to beneficially own 5% or more of our common stock;

•                  Each of our executive officers named in the Summary Compensation Table, who in this prospectus are collectively referred to as the “named executive officers;”

•                  All other executive officers (as that term is defined in the Securities Act);

•                  Each of our directors (including nominees); and

•                  All of our executive officers and directors as a group.

We have determined beneficial ownership in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Beneficial ownership generally means having sole or shared voting or investment power with respect to securities. Unless otherwise indicated in the footnotes to the table, each stockholder named in the table has sole voting and investment power with respect to the shares of Broadwind common stock set forth opposite the stockholder’s name. We have based our calculation of the percentage of beneficial ownership on 96,601,782 shares of our common stock outstanding on August 7, 2009.

Name and Address of Beneficial Owner or Identity of Group(1)	Amount and Nature of Beneficial Ownership	Percent of Class(2)

5% Beneficial Owners

Jeffrey L. Gendell, with respect to shares directly owned by Tontine Capital Partners, L.P., Tontine Capital Overseas Master Fund, L.P., Tontine Partners, L.P., Tontine Overseas Fund, Ltd. and by Tontine 25 Overseas Master Fund, L.P.(3)(4)

55 Railroad Avenue, 1st Floor Greenwich, CT 06830	46,088,635	47.7%
Executive Officers and Directors
Charles H. Beynon(5)	74,480	*
Jesse E. Collins, Jr.(6)	27,096	*
J. Cameron Drecoll(7)	12,700,868	13.2%
William E. Fejes, Jr.	0	*
Terence P. Fox(8)	2,595,175	2.7%
Matthew J. Gadow(9)	27,500	*
Steven A. Huntington(10)	25,000	*
Kevin E. Johnson(11)	5,000	*
James M. Lindstrom(12)	0	*
Lars Moller(13)	105,000	*
Donald C. Naab(14)	37,419	*
Robert A. Paxton(15)	31,258	*
David P. Reiland(16)	8,333	*
J.D. Rubin(17)	32,419	*
All executive officers and directors as a group (12 persons)	15,617,048	16.1%

*                                         Less than 1%

(1)                                  The address for each of our directors and officers is 47 East Chicago Avenue, Suite 332, Naperville, Illinois 60540.

(2)                                  Based on 96,601,782 common shares issued and outstanding as of August 7, 2009. Shares not outstanding but deemed beneficially owned by virtue of the right of a person to acquire them as of August 7, 2009, or within sixty days of such date, are treated as outstanding only when determining the percent owned by such individual and when determining the percent owned by a group.

(3)                                  Represents 19,052,766 shares held by TCP; 5,448,497 shares held by TMF; 12,903,491 shares held by TP; 5,003,800 shares held by TOF; and 3,680,081 shares held by T25, as set forth in Tontine’s most recent Schedule 13D/A filing with the SEC on January 16, 2009 and Tontine’s most recent Form 4 filing with the SEC on July 1, 2009.

Mr. Jeffrey Gendell is the managing member of the following entities: (i) Tontine Capital Management, L.L.C., a Delaware limited liability company that is the general partner of TCP and T25; (ii) Tontine Capital Overseas GP, L.L.C., a Delaware limited liability company that is the general partner of TMF; (iii) Tontine Management, L.L.C., a Delaware limited liability company that is the general partner of TP; and (iv) Tontine Overseas Associates, L.L.C., a Delaware limited liability company that is the investment advisor for TOF. Therefore, Mr. Gendell is deemed to beneficially own the shares owned by TCP, TMF, TP, TOF and T25. Tontine and its affiliates have shared voting and dispositive powers with respect to these shares. See “Certain Transactions and Business Relationships” below for a description of the transactions in which Tontine acquired most of these shares. Tontine has voting control over additional shares of our common stock for certain matters, pursuant to the following proxy agreements:

The Founding Stockholders’ Proxy Agreements:  In connection with a Securities Purchase Agreement among TCP and TMF, as buyers, and Raymond L. Brickner III, Christopher C. Allie, Daniel P. Wergin and Terence P. Fox, as sellers (together, the “Founding Stockholders”), which was entered into in March 2007, each of the Founding Stockholders entered into an irrevocable proxy agreement with TCP and TMF (the “Founding Stockholders’ Proxy Agreements”), whereby each Founding Stockholder appointed each of TCP or TMF and any other person appointed by those entities as a proxy with respect to any and all shares of our common stock then beneficially owned or subsequently acquired by such persons, including shares over which such persons have voting control as trustee or in any other capacity, with respect to the following matters: (i) ensuring that any future acquisitions by Tontine entities of up to 35% of our fully- diluted outstanding common stock will not be subject to anti-takeover provisions included in any of our organizational documents or the laws and regulations of any governmental authority; and (ii) electing directors for the purpose of enforcing the rights of TCP and TMF to appoint designees to our Board of Directors, which right was granted to TCP and TMF in the March 2007 Agreement. Pursuant to the Founding Stockholders’ Proxy Agreements, each of the Founding Stockholders also agreed in his capacity as a director on our Board of Directors to vote for the Board of Directors designees of TCP and TMF and to enforce the rights of those entities in connection with any future acquisitions by them of our common stock. The Founding Stockholders’ Proxy Agreements terminate automatically at such time as Tontine no longer has the right to acquire our common stock or appoint directors to our Board of Directors.

The Brad Foote Proxy Agreement:  In connection with our acquisition of Brad Foote, a gearing systems manufacturer and the appointment of J. Cameron Drecoll as our director and Chief Executive Officer, the former Brad Foote stockholders and Tontine entered into a proxy agreement, whereby Tontine agreed that, so long as the former Brad Foote stockholders collectively own at least 15% of our common stock, Tontine will vote its shares of our common stock for Mr. Drecoll in any election of directors to our Board of Directors. The former Brad Foote stockholders similarly agreed that, so long as Tontine and its affiliates have the right to appoint at least one director to our Board of Directors under either the March 2007 Agreement or the August 2007 Agreement, the Brad Foote stockholders will vote their shares of our common stock in favor of the election of those individuals appointed by Tontine. We issued a total of 16,036,450 shares of our common stock, including Mr. Drecoll’s 12,700,868 shares, to the former Brad Foote stockholders as consideration for the acquisition.

(4)                                  Tontine entered into a Right of First Offer and Right of First Refusal Letter with Broadwind, Integritas Inc. and the Founding Stockholders and certain trusts controlled by the Founding Stockholders pursuant to which Tontine has the right to purchase additional shares of our common stock in certain instances.

(5)                                  Includes 11,666 vested but unexercised options to purchase Broadwind common stock.

(6)                                  Includes 15,000 options to purchase Broadwind common stock scheduled to vest on August 8, 2009.

(7)                                  Mr. Drecoll acquired his shares of our common stock, and was appointed as a director and Chief Executive Officer, in connection with our acquisition of Brad Foote. Mr. Drecoll has entered into a voting agreement with Tontine, the terms of which are described above in Footnote 1 to this table.

(8)           With respect to certain matters, as described above in Footnote 3 to this Beneficial Ownership Table, Mr. Fox has appointed TCP and TMF as a proxy with respect to any and all shares of Broadwind common stock beneficially owned by him, including shares over which he has voting control as trustee or in any other capacity.

(9)                                  Includes 25,000 vested but unexercised options to purchase Broadwind common stock.  Mr. Gadow resigned from his positions as our Executive Vice President and Chief Financial Officer, effective April 30, 2009.

(10)                            Includes 10,000 vested but unexercised options to purchase Broadwind common stock and 10,000 options scheduled to vest on August 20, 2009. Mr. Huntington resigned as Chief Financial Officer effective May 1, 2008 at which time he began serving as the Vice President of Finance of Tower Tech. Mr. Huntington has resigned as Vice President of Finance of Tower Tech, effective August 21, 2009.

(11)                            Includes 5,000 vested but unexercised options to purchase Broadwind common stock.

(12)                            Mr. Lindstrom is employed by an affiliate of Tontine. He disclaims beneficial ownership of the shares beneficially owned by Tontine.

(13)                            Includes 100,000 vested but unexercised options to purchase Broadwind common stock.

(14)         Includes 20,000 vested but unexercised options to purchase Broadwind common stock.

(15)                            Includes 15,000 vested but unexercised options to purchase Broadwind common stock.

(16)                            Includes 8,333 vested but unexercised options to purchase Broadwind common stock.

(17)                            Includes 15,000 vested but unexercised options to purchase Broadwind common stock.

MANAGEMENT

Directors

The names and ages of all of our directors and the positions held by each with us are as follows:

Name	Age	Position
Charles H. Beynon(1)(2)	60	Director
J. Cameron Drecoll(3)	54	Director; Chief Executive Officer
William T. Fejes, Jr.(2)(4)(5)	53	Director
Terence P. Fox(1)(4)	53	Director
James M. Lindstrom(1)(3)(4)	36	Chairman of the Board
David P. Reiland(2)(3)(6)	55	Director

(1)                                  Member of the Compensation Committee.

(2)                                  Member of the Audit Committee.

(3)                                  Member of the Executive Committee.

(4)                                  Member of the Governance/Nominating Committee.

(5)                                  Mr. Fejes was appointed to the Board of Directors effective March 19, 2009.

(6)                                  Member of the Finance Committee

Charles H. Beynon  has served as a member of our Board of Directors since October 24, 2007. He is the Chairman of the Audit Committee and is designated as a financial expert. Mr. Beynon is also a member of the Compensation Committee. Mr. Beynon is a Certified Public Accountant in Texas and also serves as a director of Integrated Electrical Services, Inc., a public company. Mr. Beynon retired as a partner from Arthur Andersen & Co. in 2002 after a 29-year career with the firm, including 19 years as a partner. He served as a division head in the firm’s Houston office where he was principally responsible for the firm’s services to middle market non-energy related clients.

John Cameron Drecoll  has served as our Chief Executive Officer and also as a director since October 19, 2007. He was appointed to these positions in connection with our acquisition of Brad Foote on October 19, 2007, where Mr. Drecoll held the positions of majority stockholder and Chief Executive Officer since 1996. Mr. Drecoll has more than 30 years of experience in the industrial manufacturing segment. Prior to acquiring Brad Foote, Mr. Drecoll was a Vice President of Regal Beloit Corporation, a public company that designs, manufactures and markets industrial power transmission equipment. In that role he specialized in integration and turnaround of new acquisitions. During his 15 years at Regal Beloit, the company enjoyed a five-fold increase in sales. Mr. Drecoll served on the Board of Directors of the American Gear Manufacturer Association and served as Chairman in 2003. Mr. Drecoll received a Mechanical Engineering degree and a Masters of Business Administration from Marquette University.

William T. Fejes, Jr.  has served as a member of our Board of Directors since March 19, 2009. Mr. Fejes is a member of the Audit Committee and Chairman of the Nominating/Governance Committee. Mr. Fejes has been the Chief Operating Officer of Seakeeper, Inc., a company that designs, manufactures and markets motion stabilization equipment for boats under 50 meters in length, since 2007. Prior to joining Seakeeper, Mr. Fejes was the President and Chief Executive Officer of TB Wood’s Incorporated, a public company that designs, manufactures and markets industrial power transmission components, for three years. Mr. Fejes also held various executive management roles at Danaher Corporation, a public company that designs, manufactures and markets industrial and consumer products, for eighteen years. Mr. Fejes received both his Bachelor of Science degree and Master of Science degree in electrical engineering from the Massachusetts Institute of Technology.

Terence P. Fox  has served as a member of our Board of Directors since February 2006. Mr. Fox is a member of the Compensation Committee and Governance/Nominating Committee. He has been a partner in the law firm of Kummer, Lambert & Fox, LLP, and its predecessor, Dewane, Dewane, Kummer, Lambert & Fox, LLP, located in Manitowoc, Wisconsin, since June 1987. Mr. Fox graduated from the University of Wisconsin—Milwaukee and the Marquette University Law School. He has many business and real estate interests and sits on the board of directors of several non-profit and for-profit organizations in the Manitowoc, Wisconsin area.

James M. Lindstrom  has served as a member of our Board of Directors since October 24, 2007. He is Chairman of the Board of Directors and is Chairman of the Compensation and Executive Committees. Mr. Lindstrom is also a member of the Governance/Nominating Committee. He has been employed by Tontine Associates, LLC, a Greenwich, Connecticut-based investment partnership, since February 2006. From 2003 to 2006, Mr. Lindstrom was Chief Financial Officer of Centrue Financial Corporation, a regional financial services company, and has prior experience in private equity and investment banking. Mr. Lindstrom received his BA from Colby College and his MBA from the Tuck School of Business at Dartmouth.

David P. Reiland  has served as a member of our Board of Directors since April 16, 2008, is a member of the Audit Committee and is designated as a financial expert. Mr. Reiland is also Chairman of the Finance Committee and a member of the Executive Committee. Mr. Reiland was employed by Magnetek, Inc., a public company that develops, manufacturers and markets power and motion control systems, from August 1986 until January 2009, where he held numerous high-level positions, including executive vice president, chief financial officer, controller and vice president of finance, and served as Chief Executive Officer and President of Magnetek from October 2006 until October 2008. Mr. Reiland continues to serve on the board of directors of Magnetek. Prior to joining Magnetek, Mr. Reiland was an audit manager with Arthur Andersen & Co. Mr. Reiland is a certified public accountant who also holds an undergraduate degree in financial management from California State University, Long Beach, and a Masters in Business Administration from the University of Southern California.

Proxy Agreements

The Founding Stockholders’ Proxy Agreements

In connection with a Securities Purchase Agreement among TCP and TMF, as buyers, and Raymond L. Brickner III, Christopher C. Allie, Daniel P. Wergin and Terence P. Fox, as sellers (together, the “Founding Stockholders”), which was entered into in March 2007, each of the Founding Stockholders entered into an irrevocable proxy agreement with TCP and TMF (the “Founding Stockholders’ Proxy Agreements”), whereby each Founding Stockholder appointed each of TCP or TMF and any other person appointed by those entities as a proxy with respect to any and all shares of our common stock then beneficially owned or subsequently acquired by such persons, including shares over which such persons have voting control as trustee or in any other capacity, with respect to the following matters: (i) ensuring that any future acquisitions by Tontine entities of up to 35% of our fully-diluted outstanding common stock will not be subject to anti-takeover provisions included in any of our organizational documents or the laws and regulations of any governmental authority; and (ii) electing directors for the purpose of enforcing the rights of TCP and TMF to appoint designees to our Board of Directors, which right was granted to TCP and TMF in the March 2007 Agreement. Pursuant to the Founding Stockholders’ Proxy Agreements, each of the Founding Stockholders also agreed in his capacity as a director on our Board of Directors to vote for the Board of Directors designees of TCP and TMF and to enforce the rights of those entities in connection with any future acquisitions by them of our common stock. The Founding Stockholders’ Proxy Agreements terminate automatically at such time as Tontine no longer has the right to acquire our common stock or appoint directors to our Board of Directors.

The Brad Foote Proxy Agreement

In connection with our acquisition of Brad Foote and the appointment of J. Cameron Drecoll as our director and Chief Executive Officer, the former Brad Foote stockholders and Tontine entered into a proxy agreement, whereby Tontine agreed that, so long as the former Brad Foote stockholders collectively own at least 15% of our common stock, Tontine will vote its shares of our common stock for Mr. Drecoll in any election of directors to our Board of Directors. The former Brad Foote stockholders similarly agreed that, so long as Tontine and its affiliates have the right to appoint at least one director to our Board of Directors under either the March 2007 Agreement or the August 2007 Agreement, the Brad Foote stockholders will vote their shares of our common stock in favor of the election of those individuals appointed by Tontine. We issued a total of 16,036,450 shares of our common stock, including Mr. Drecoll’s 12,700,868 shares, to the former Brad Foote stockholders as consideration for the acquisition.

Independence

The Board of Directors has determined that currently and at all times during the year ended December 31, 2008, a majority of its members are and have been “independent” as defined by the listing standards of the Nasdaq Stock Market (“Nasdaq”). The Board of Directors considers in its evaluation of independence any existing related-party transactions, which are discussed later in this prospectus in the section entitled “Certain Transactions and Business Relationships.” The Board of Directors’ determination is based on its belief that none of the independent directors have any relationships that, in the opinion of the Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The current independent directors are James M. Lindstrom, Charles H. Beynon, Terence P. Fox, David P. Reiland and William T. Fejes, Jr.

Executive Officers

The names and ages of all our executive officers and the positions held by each with us are as follows:

Name	Age	Position
Jesse E. Collins, Jr.	43	Group President, Tower Tech, RBA and Badger
J. Cameron Drecoll	54	Chief Executive Officer
Kevin E. Johnson	39	Interim Chief Financial Officer
Lars Moller	41	President, Technology and International
Donald C. Naab	56	Group President, Brad Foote and EMS
Robert A. Paxton	35	Senior Vice President, Human Resources
J.D. Rubin	32	Vice President, General Counsel and Secretary

Jesse E. Collins, Jr. was appointed Group President for our Tower Tech, RBA and Badger subsidiaries on June 23, 2009. Mr. Collins is responsible for the growth, operational execution and successful integration of our wind tower, heavy manufacturing and transportation business units. Prior to joining us in August 2008, he was employed by Dallas-based Trinity Industries, Inc. (“Trinity”) where he held various operational roles of increasing responsibility for 15 years. Among these roles, he served as President of Trinity Containers, LLC, the largest propane container manufacturer in North America, and President of Trinity Structural Towers, Inc., the continent’s largest wind tower manufacturer.  Prior to his employment with Trinity, Mr. Collins worked for Triumph Group, a flight control surface manufacturer in the aerospace industry. Mr. Collins holds an undergraduate degree in accounting from the University of Texas at Arlington. Mr. Collins has been a member of both the American Wind Energy Association and the National Propane Gas Association.

John Cameron Drecoll has served as our Chief Executive Officer and also as a director since October 19, 2007. He was appointed to these positions in connection with our acquisition of Brad Foote on October 19, 2007, where Mr. Drecoll held the positions of majority stockholder and Chief Executive Officer since 1996. Mr. Drecoll has more than 30 years of experience in the industrial manufacturing segment. Prior to acquiring Brad Foote, Mr. Drecoll was a Vice President of Regal Beloit Corporation, a public company that designs, manufactures and markets industrial power transmission equipment. In that role he specialized in integration and turnaround of new acquisitions. During his 15 years at Regal Beloit, the company enjoyed a five-fold increase in sales. Mr. Drecoll served on the Board of Directors of the American Gear Manufacturer Association and served as Chairman in 2003. Mr. Drecoll received a Mechanical Engineering degree and a Masters of Business Administration from Marquette University.

Kevin E. Johnson was named our Interim Chief Financial Officer on July 13, 2009.  Previously, he had been our Director of Compliance since June 2008.  Prior to joining us, Mr. Johnson served as Vice President, Internal Audit for RR Donnelley & Sons Company from 2002 to 2008.  Mr. Johnson brings more than 16 years of finance, audit, and senior management experience, including working at Cadant Inc., Salton Inc. and Deloitte.  He also serves on the Board of Directors of Chicago Christian Industrial League.   Mr. Johnson earned his undergraduate degree from Purdue University and is a certified public accountant.

Lars Moller has served as our President, Technology and International, since June 23, 2009. He was our Executive Vice President and Chief Operating Officer from May 1, 2008 until June 23, 2009, when the position of Chief Operating Officer was eliminated, and served as our Executive Vice President of Business Development from October 2007 to May 2008. Mr. Moller has been working in wind energy-related industries for more than 20 years. In his position, Mr. Moller is focused on technology leadership and international expansion, along with managing key customer and other third-party relationships. Prior to joining us, Mr. Moller was President of DMI Industries, a wind tower manufacturer based in West Fargo, North Dakota (“DMI”) from January 2003 to October 2007. As its President, he transformed DMI from a small steel fabrication shop into one of the North American leaders in wind tower manufacturing. Mr. Moller began his career with Bonus Energy (now Siemens Wind Power) in 1986 and held senior management positions with Vestas American and Difko (now enXco). Mr. Moller serves on the boards of both the American Wind Energy Association and Canadian Wind Energy Association.

Donald C. Naab was appointed as Group President for our Brad Foote and EMS subsidiaries on June 23, 2009. In this role, Don currently leads two of our business units, gears/bearings and energy services. Prior to joining Broadwind, beginning in the first quarter of 2007, Mr. Naab was the President of Smiths Interconnect, a group of 17 companies within Smiths Group, a $5 billion dollar public company in the United Kingdom. From the third quarter of 2004 to the third quarter of 2006, he was Chief Executive Officer of Sanders Industries, a privately held company focused on manufacturing for the medical, aerospace, industrial and defense markets. From 1995 through 2003, Mr. Naab served in leadership roles at Kidde International, Harris Corporation, Pacific Research and Engineering Corporation, Centurion Wireless Technologies, Inc. and Invensys PLC. Mr. Naab began his leadership career as the director of engineering at Robertshaw Controls Company from 1980 to 1995. Mr. Naab earned his Bachelor of Science in electrical engineering at the University of Wisconsin-Madison and an MBA from the University of Notre Dame.

Robert A. Paxton has served as our Senior Vice President, Human Resources, since June 30, 2008. Prior to joining us, Mr. Paxton worked for consumer brand Whirlpool Corporation from June 2002 to June 2008 where he held several human resources leadership positions at locations worldwide. Mr. Paxton completed his tenure at Whirlpool Corporation as Vice President, Human Resources. Mr. Paxton began his career with global energy producer BP, where he held various human resources leadership positions from June 1995 to June 2002. Mr. Paxton earned his undergraduate degree from Ohio University and holds an MBA from the University of Houston-Victoria.

J.D. Rubin has served as our Vice President, General Counsel and Secretary since June 30, 2008. Prior to joining us, Mr. Rubin was with the Chicago-based law firm of Barack Ferrazzano Kirschbaum & Nagelberg LLP, where he practiced corporate and securities law from September 2003 to June 2008. Mr. Rubin earned his undergraduate degree from the University of Wisconsin-Madison and his law degree from Northwestern University School of Law.

EXECUTIVE COMPENSATION

2008 Director Compensation

On October 24, 2007, the Broadwind Energy, Inc. Board Compensation Plan (the “2007 Board Compensation Plan”) was declared effective by the Board of Directors. Prior to the effective date of the 2007 Board Compensation Plan, our directors did not receive compensation. In 2008, each eligible director (as defined below) was compensated in accordance with the 2007 Board Compensation Plan.

The 2007 Board Compensation Plan provided that each eligible director received $3,750 per calendar quarter for Board of Directors membership, $600 for each meeting that he personally attended and $500 for each meeting that he telephonically attended. Committee chairpersons received an additional cash fee of $3,750 per calendar quarter for their service, $1,100 for each committee meeting that he personally attended and $500 for each committee meeting that he telephonically attended. Other committee members received $600 for each committee meeting that he personally attended and $500 for each committee meeting that he telephonically attended. An “eligible director” is defined as a non-employee member of the Board of Directors who is not otherwise compensated by Broadwind.

The 2007 Board Compensation Plan was terminated on March 11, 2009. In its place, the Board of Directors approved a board compensation program (the “2009 Board Compensation Program”) on March 11, 2009. Under the 2009 Board Compensation Program:

•                  each eligible director (as defined above) receives an annual equity grant of Restricted Stock Units (“RSUs”) with an economic value of $25,000 and is paid a cash fee of $12,500 per calendar quarter for board membership, $1,250 for each Board of Directors or stockholder meeting that he or she personally attends and $750 for each Board of Directors or stockholder meeting that he or she telephonically attends;

•                  an outside chairman of the Board of Directors is paid an additional cash fee of $12,500 per calendar quarter for service on the Board of Directors;

•                  committee chairpersons are paid an additional cash fee of $3,750 per calendar quarter;

•                  committee members other than committee chairpersons are paid an additional cash fee of $1,250 per calendar quarter;

•                  committee chairpersons and members are paid $1,250 for each committee meeting that he or she personally attends and $750 for each committee meeting that he or she telephonically attends; and

•                  payments are made quarterly in arrears by the end of the first month following the quarter.

In connection with their appointment as directors, the Board of Directors granted to each of Messrs. Barrett, Beynon and Reiland, non-qualified stock options to purchase 25,000 shares of our common stock under the Broadwind Energy, Inc. 2007 Equity

Incentive Plan (the “2007 Plan”), which was approved by the Board of Directors on August 20, 2007, was approved by our stockholders on June 20, 2008 and amended in August 2008 and June 2009. In addition, the Board of Directors granted to Mr. Beynon non-qualified stock options to purchase 10,000 shares of our common stock under the Plan in his capacity as Audit Committee Chair to recognize his efforts in connection with the preparation of our Annual Report on Form 10-KSB for the 2007 fiscal year. The options will vest ratably over a three-year period and have ten-year terms. The exercise price is equal to the fair market value on the date of the grant.

In connection with his appointment as a director, the Board of Directors granted to William T. Fejes, Jr. an RSU award of 7,042 shares of our common stock under the 2007 Plan. The RSU award to Mr. Fejes will vest one year after the date of grant.

Pursuant to the 2009 Board Compensation Program, on June 9, 2009, each of Messrs. Lindstrom, Beynon, Fejes, Fox and Reiland were granted an RSU award of 2,688 shares of our common stock under the 2007 Plan. The RSU awards will each vest one year after the date of grant.

Each non-employee director is eligible to participate in the Broadwind Energy, Inc. Deferred Compensation Plan (the “Deferred Compensation Plan”), which was adopted by the Board of Directors on October 24, 2007. The Deferred Compensation Plan is an unfunded deferred compensation arrangement subject to the provisions of Section 409A of the Internal Revenue Code of 1986, as amended (the “IRC”). During 2008, three of our directors elected to participate in the Deferred Compensation Plan. The value of each participant’s account is deemed invested in shares of Broadwind common stock and is payable upon separation from service or, in the Administrator’s discretion, upon an unforeseeable emergency. There were no earnings on deferred compensation for 2008.

2008 Director Compensation Table

Name	Fees Earned or Paid in Cash(1)($)		Option Awards(2)($)	Total($)
James M. Lindstrom Chairman of the Board of Directors	$47,800		—	$47,800
Charles H. Beynon Audit Committee Chair	$29,047	(4)	$58,518	$87,565
Raymond L. Brickner, III(3) President	$0		—	$0
William M Barrett(5) Governance/Nominating Committee Chair	$27,155	(4)	$45,792	$72,947
J. Cameron Drecoll Chief Executive Officer	$0		—	$0
Terence P. Fox Director	$23,383	(4)	—	$23,383
David P. Reiland Director	$34,650		$34,354	$69,004
Daniel P. Wergin(6) Director	$7,341		—	$7,341

(1)                                  All directors received the amount of cash compensation to which they were entitled under the Board Compensation Plan, as described in the paragraphs directly preceding this Director Compensation Table in the section entitled “2008 Director Compensation.” The 2007 Board Compensation Plan was declared effective October 24, 2007 and was terminated on March 11, 2009.

(2)                                  Represents the amounts expensed for financial statement reporting purposes for the year ended December 31, 2007, in accordance with Statement of Financial Accounting Standards No. 123(R), Share-Based Payment (“SFAS No. 123(R)”), for outstanding option awards granted to directors during 2008. The assumptions used to determine the valuation of the awards are discussed in Note 20 to our consolidated financial statements, included in our Annual Report on Form 10-K for the year ended December 31, 2008. On December 31, 2008, the aggregate number of option awards outstanding for each non-employee director was as follows: James M. Lindstrom, 0; Charles H. Beynon, 35,000; William M. Barrett, 25,000; Terence P. Fox, 0 and David P. Reiland, 25,000. The grant date fair value of each such stock awards was as follows: Mr. Beynon, 25,000 shares at $8.00 per share on October 24, 2007 and 10,000 shares at $9.40 per share on April 13, 2008; Mr. Barrett, 25,000 shares at $8.00 per share on October 24, 2007 and Mr. Reiland, 25,000 shares at $10.25 per share on April 16, 2008.

(3)                                  Mr. Brickner served on our Board of Directors until his resignation in April 2008.

(4)                                  Individual elected to defer Board of Director fees. We maintain a deferred compensation plan for certain key employees and nonemployee directors, whereby certain wages earned, compensation for services rendered, and discretionary company-matching contributions are deferred and deemed to be invested in our common stock. Changes in the fair value of the plan liability are recorded as charges or credits to compensation expense. The fair value of the plan liability to us is included in accrued liabilities in our consolidated balance sheets.

(5)                                  Mr. Barrett served on our Board of Directors until his resignation in February 2009.

(6)           Mr. Wergin served on our Board of Directors until his resignation in January 2008.

COMPENSATION DISCUSSION AND ANALYSIS

The following Compensation Discussion and Analysis describes the material elements of our compensation practices for its named executive officers. For 2008, our named executive officers consist of the Chief Executive Officer, the Chief Financial Officer and the three other executive officers who received the highest amount of total compensation in 2008. For purposes of this section, “named executive officers” refers to Mr. J. Cameron Drecoll, Chief Executive Officer, Mr. Lars Moller, President, Technology and International, Mr. Robert A. Paxton, Senior Vice President, Human Resources, and Mr. J.D. Rubin, Vice President and General Counsel. Mr. Matthew J. Gadow served as Executive Vice President and Chief Financial Officer for a portion of 2008 and Mr. Steven A. Huntington also served as Chief Financial Officer for a portion of 2008 and have also been included in this Compensation Discussion and Analysis.

Mr. Stephen E. Graham was appointed as our Interim Chief Financial Officer effective April 30, 2009. Mr. Graham’s interim appointment was for a period of three months from his date of hire, during which he was paid $20,000 per month. On June 5, 2009, Mr. Graham provided us with his resignation from the position of Interim Chief Financial Officer, effective June 19, 2009.

Mr. Kevin E. Johnson was appointed as our Interim Chief Financial Officer effective July 13, 2009.  Mr. Johnson will earn an annualized base salary of $200,000, effective July 19, 2009.  Mr. Johnson’s new annual bonus target will be 40% of his base salary earned and his new target under our long-term incentive program will be 40% of his base salary, also effective July 19, 2009. As disclosed in the Company’s Current Report on Form 8-K filed on August 8, 2009, Mr. Johnson will assume the role of Corporate Controller and Chief Accounting Officer on August 15, 2009.

Ms. Stephanie Kushner was appointed as our Chief Financial Officer effective August 15, 2009.  Until that date, Ms. Kushner will serve in the role of financial and business advisor reporting directly to the Company’s Chief Executive Officer.  Pursuant to the terms of Ms. Kushner’s employment agreement, she will earn an annualized base salary of $325,000, effective July 29, 2009.  Ms. Kushner’s annual bonus target will be 75% of her base salary.  For fiscal year 2009, Ms. Kushner’s bonus will be prorated for the amount of time she is employed by the Company during the year.

Role of Compensation Consultant

Pursuant to the terms of its charter, the Compensation Committee has the authority to retain independent advisors to assist in carrying out its responsibilities. In August 2008, the Compensation Committee engaged Hewitt Associates LLC (“Hewitt”), an outside global human resources consulting firm, as its independent outside consultant to advise the Compensation Committee on compensation matters. Since being retained, Hewitt has assisted the Compensation Committee with the following:

•                  Development of a formal compensation philosophy;

•                  Development of a custom peer group;

•                  A competitive compensation review with respect to the Chief Executive Officer and other executives;

•                  Development of a formalized total compensation structure taking into consideration the compensation philosophy, market data, and performance goals;

•                  Analysis of outside director compensation; and

•                  Preparation of other analyses and providing advice on other aspects of our executive compensation policies and programs as requested by the Compensation Committee.

Role of Executive Officers in Compensation Decisions

The Board of Directors, based upon recommendations of the Compensation Committee, makes compensation decisions regarding the executive officers. The Compensation Committee approves equity grant recommendations. However, in making its decisions, the Compensation Committee seeks and considers input from senior management. Senior management regularly participates in the Committee’s activities in the following specific respects:

•                  The Chief Executive Officer reports to the Compensation Committee with respect to his evaluation of the performance of our senior executives, including the other named executive officers. Together with the Senior Vice President, Human Resources, he makes recommendations as to compensation decisions for these individuals, including base salary levels and the amount and mix of incentive awards.

•                  The Chief Executive Officer, the Chief Financial Officer, and the Senior Vice President, Human Resources develop and recommend performance objectives and targets for our incentive compensation programs. The Senior Vice President,

Human Resources assists the Chairman of the Compensation Committee in developing meeting agendas and manages the preparation and distribution of pre-meeting informational materials on the matters to be considered.

•                  The Chief Executive Officer, the General Counsel, and the Senior Vice President, Human Resources attend the Compensation Committee’s meetings. Management generally does not attend the executive session of the Compensation Committee. However, there are times when the Compensation Committee requests that the Chief Executive Officer be present for all or a portion of an executive session.

Executive Compensation Philosophy and Objectives

Until March 2009, we did not have a formalized compensation philosophy or structure adopted by the Board of Directors. Consequently, compensation levels for each member of the executive team were individually negotiated when each was hired. Since the beginning of its engagement in August 2008, Hewitt has worked with the Compensation Committee and management to develop a formalized compensation philosophy. In December 2008, the Compensation Committee approved and adopted a philosophy which is designed to be competitive in nature by providing executives with meaningful rewards, while maintaining alignment with stockholder interests, affordability, corporate values and important management initiatives. The philosophy, approved by the Board of Directors in March 2009, is specifically designed to:

•                  Attract, motivate, and retain highly experienced executives who are vital to our short- and long-term success, profitability, and growth;

•                  Create alignment with executives and stockholders by rewarding executives for the achievement of strategic goals that successfully drive our operations and, thereby, enhance stockholder value;

•                  Differentiate executive rewards based on actual individual and Company performance; and

•                  Provide total compensation levels that are targeted between the 50th to 75th percentiles of competitive market practice based on the list of peer group companies set forth below. To achieve this, base salaries are structured using the 50th percentile of market practice as a guideline, annual bonus opportunities are targeted between the 50th to 75th percentiles of market practice, and long-term incentives are structured using the 50th percentile of market practice as a guideline.

In accordance with this philosophy, the Compensation Committee believes that the executive compensation package should consist of cash and equity based compensation, including base salary, annual cash incentives and long-term equity-based incentives.

Setting Executive Compensation

The Compensation Committee plans to structure our executive compensation plans and programs based on the above stated compensation philosophy and objectives. In furtherance of this, the Compensation Committee asked Hewitt to provide relevant market data as well as alternatives to consider when making compensation decisions for the executive officers.

To assist in making compensation decisions, the Compensation Committee worked with Hewitt on developing a peer group of 26 companies whose executive compensation programs would be analyzed for benchmarking purposes. Due to our the specialized business, there are very few direct peers. Therefore, additional critical factors were considered in selecting companies for the peer group including annual revenue, revenue growth, recent IPOs, and industry competitors for talent, customers and investors. Based on these and other factors, the following companies were selected to comprise the custom peer group:

Altra Holdings Inc.	Esco Technologies Inc.	Powell Industries Inc.
American Commercial Lines	Franklin Electric Co., Inc.	RBC Bearings Inc.
Ameron International Corp.	Gardner Denver Inc.	Regal-Beloit Corp.
Astec Industries Inc.	GE Energy Services	Robbins & Myers Inc.
Brush Engineered Materials	Graco Inc.	Texas Industries Inc.
Coleman Cable Inc.	GT Solar Intl Inc.	Titan Machinery Inc.
Colfax Corp.	Infinera Corp.	Valmont Industries Inc.
Curtiss-Wright Corp.	Opnext Inc.	VeraSun Energy Corp.
Edison Mission Group	Otter Tail Corp.

For comparison purposes, our annual revenues are below the median revenues of the peer group of $841 million. Because of the variance in size among the companies comprising the peer group, regression analysis is used to adjust the compensation data for differences in company revenues. This adjusted value is used as the basis of comparison of compensation between the companies in the peer group and us. We use this approach to competitive benchmarking because we believe that our senior executives have skills that are transferable across industries, and this approach allows us to better attract, retain and appropriately reward its executives.

Elements of Compensation

Overview and Analysis

In 2008, the primary components of Broadwind’s compensation program were base salary and annual incentives. Long-term equity incentives were granted to executives on an ad hoc basis, generally in connection with being hired by us, rather than as part of an ongoing, formalized long-term plan. Moving forward, a formalized long-term incentive plan will be incorporated into the overall executive compensation structure. As stated above, each element of Broadwind’s compensation program in 2008 was negotiated with each executive on an individual basis. Starting in 2009, compensation will be delivered through a more formalized compensation structure for each element based, in part, on competitive market levels among our peer group.

Components

Base Salary

We provide named executive officers and other employees with a base salary to compensate them for services rendered during the year. As previously stated, base salaries for 2008 were individually negotiated when each executive was hired. In October 2008, the Compensation Committee reviewed the salaries of Messrs. Moller and Gadow. The Compensation Committee determined that Messrs. Moller and Gadow, both of whom were hired in October 2007 and had concluded their first full year of service at Broadwind, should receive increases in their base salaries. The Compensation Committee based its decision to increase their salaries on individual performance related to the establishment of Broadwind’s corporate structure, acquisition leadership, brand development, operational expansion and the benchmark competitive market data of the peer group companies provided by Hewitt. Mr. Moller’s salary was increased from $250,000 to $350,000 and Mr. Gadow’s base salary was increased from $250,000 to $300,000. The salary increases went into effect on October 23, 2008. Mr. Moller will not be reviewed again for purposes of base salary until after the completion of the 2009 fiscal year. Starting in 2010, he will be reviewed each year at the same time as the other named executive officers.

Mr. Drecoll elected not to receive a base salary increase in 2008. In addition, Messrs. Paxton and Rubin became employed by us in 2008 and their respective base salaries were negotiated in connection with their offers of employment with us. Mr. Huntington served as our Chief Financial Officer from April 23, 2007 through April 30, 2008. Effective May 1, 2008, Mr. Huntington began serving as Vice President of Finance of Tower Tech. As of May 1, 2008, Mr. Huntington’s annual base salary was adjusted to $130,000.

The following chart summarizes the base salaries for the named executive officers during 2008:

Executive	Beginning of FY Salary	End of FY Salary	End of FY Salary Variance from 50th Percentile of Peer Group
J. Cameron Drecoll	$250,000	$250,000	- 50.4%
Lars Moller	$250,000	$350,000	- 5.7%
Matthew J. Gadow	$250,000	$300,000	+ 1.2%
Robert A. Paxton	N/A	$245,000	- 2.1%
J.D. Rubin	N/A	$215,000	- 17.6%
Steven Huntington	$175,000	$130,000	N/A

Beginning in 2009, in accordance with the new formalized compensation structure, the Compensation Committee will review base salaries for all named executive officers at the beginning of each year. Annual salary increases will be based on an evaluation of each individual’s performance against goals set forth in a performance appraisal document for each such executive officer and on his or her level of pay compared to that of similarly situated executives in the peer group, as indicated by the market data. Base salary levels will be targeted to approximate the median of the peer group. Actual base salaries may be higher or lower than the median based on skillset, prior experience, external pressures to attract and retain talent, and compensation paid to other executives and otherwise determined by the Board of Directors.

Annual Incentives

The annual bonus opportunity for named executive officers in 2008 was discretionary and was determined by the Compensation Committee based on the recommendation of the Chief Executive Officer and individual and Company performance criteria, such as integration of acquired subsidiaries, building our corporate structure, building customer and other relationships and establishing our corporate identity, established by the Compensation

Committee.  No formal structure was in place and specific bonus targets were not set. Further, certain named executive officers entered into employment agreements with us during 2008. The agreements for Messrs. Drecoll, Moller, Gadow, Paxton and Rubin all provide for a bonus as set forth in a written plan or other written arrangement adopted by us.

In October 2008, Messrs. Moller and Gadow received bonus payouts upon the completion of their first full year of service with us. The cash awards were granted by the Compensation Committee based on subjective measures regarding the individual performance objectives of each of Messrs. Moller and Gadow, which were established in their respective performance appraisal documents evaluated by the Chief Executive Officer and the Compensation Committee.  Factors considered in connection with Mr. Moller’s performance objectives included establishment of our strategic initiatives and development of our corporate identity; integration of acquired businesses and organizational performance; developing leadership and talent for the Company; and growing key customer relationships and partnerships.  Factors considered in connection with Mr. Gadow’s performance objectives included: leadership of our strategic development and acquisition activity; establishing and building our corporate identity; leading financial management and financial reporting activities; developing leadership and talent for the Company; and leading our compliance initiatives. Mr. Moller had a bonus opportunity of $250,000 stated in his employment agreement and received a bonus payout of $250,000. Mr. Gadow had a bonus opportunity of $250,000 stated in his employment agreement and received a bonus payout of $230,000.

In March 2009, Messrs. Paxton and Rubin received bonus payouts upon the completion of the 2008 fiscal year. Mr. Paxton had a 2008 bonus opportunity of $245,000 stated in his employment agreement and was granted a cash award of $120,000 and an award of immediately vested RSUs with an economic value equivalent to $70,000. Mr. Rubin had a 2008 bonus opportunity of $215,000 stated in his employment agreement and was granted an award of immediately vested RSUs with an economic value equivalent to $75,000. The awards were granted by the Compensation Committee based on subjective measures regarding Messrs. Paxton’s and Rubin’s individual performance as well as corporate performance and negotiations that took place in connection with each individual’s respective offer of employment. The Compensation Committee’s primary consideration regarding bonus payments for Messrs. Paxton and Rubin was each respective executive’s expectation of bonus level set during employment negotiations with such executive.  The Compensation Committee also considered subjective measures regarding individual performance, which were established in the respective performance appraisal documents for each of Messrs. Paxton and Rubin and were evaluated by the Chief Executive Officer and the Compensation Committee.  Factors considered in connection with Mr. Paxton’s performance objectives included: management of Company-wide benefits programs; serving as a resource to the Compensation Committee; implementing a Company-wide performance management system;  establishing processes for recruiting and managing new employees; providing human resources leadership in connection with acquisition integration; and establishing management standards and human resources regulatory compliance.  Factors considered in connection with Mr. Rubin’s performance objectives included: establishing our legal department; risk management; advising the Company on various legal matters; identifying and managing relationships with outside legal representatives; and advising the Company with respect to legal issues related to the development and implementation of its business strategy.  Although the Compensation Committee did not evaluate pre-determined financial measures in connection with the March 2009 bonus payments, the Compensation Committee did consider our general financial condition in determining the size and structure of the bonus awards, as well as the executives’ willingness to accept non-cash bonus awards.  In addition to the annual bonus awards, Mr. Paxton received a sign-on bonus of $150,000 and Mr. Rubin received a sign-on bonus of $25,000 after starting employment with us.

Although Mr. Drecoll was eligible for a 2008 bonus payment under the terms of his employment agreement, he elected to not be considered for a bonus payment in 2008.  Mr. Drecoll’s decision was based on his significant ownership position in the Company and his desire that, in light of the challenging economic situation, we use the funds that he would have otherwise received for other general corporate purposes.  The Compensation Committee elected to honor Mr. Drecoll’s request because the Compensation Committee believed Mr. Drecoll’s desire to forego a 2008 bonus payment was aligned with the our best interests and the Compensation Committee did not view Mr. Drecoll as a retention risk.

Based on subjective measures regarding individual performance, Mr. Huntington did not receive an annual bonus award for 2008.

On March 11, 2009, the Board of Directors reviewed and approved our Executive Short-Term Incentive Plan (the “STIP”), which is designed to reward senior executives of us and our subsidiaries. As described in greater detail below, any payouts made pursuant to the STIP will be made in 2010 for performance in 2009.

Pursuant to the STIP, the Compensation Committee determines which eligible executives participate in the STIP. Under the terms of the STIP, the Compensation Committee administers the STIP with full power and authority and determines categories of incentive awards, based on employment responsibilities, that will be available under the STIP for a given year. The Compensation Committee also establishes a target incentive level (and may, in its discretion, set a minimum, or threshold, level) with respect to each category of incentive award that will apply to participants in the STIP for such year.

Unless otherwise determined by the Compensation Committee, all incentive awards under the STIP will be paid in cash. The STIP may be amended or terminated at any time by the Board. The Compensation Committee may, in its sole discretion, reduce or eliminate an incentive award under the plan at any time and for any reason.

Structure for 2009

In March 2009, the Board of Directors approved the STIP, which had previously been reviewed and recommended by the Compensation Committee. Under the STIP, executive officers will have an annual target bonus that is a fixed percentage of salary based on our compensation philosophy targeting annual bonus opportunities between the 50th and 75th percentiles of market practice of the peer group companies. For 2009, the targeted amounts for named executive officers range from 70 to 100 percent of base salary, as follows:

Named Executive Officer	Targeted Annual Incentive (as a percentage of Base Salary)
Mr. J. Cameron Drecoll	100%
Mr. Matthew J. Gadow	80%
Mr. Lars Moller	80%
Mr. Robert A. Paxton	70%
Mr. J.D. Rubin	70%

To ensure that annual incentive pay is based on performance, a threshold and maximum payout level will also be established. For performance at threshold level, executives will earn a bonus of 50% of target. For performance at or above maximum level, the payout will be 175% of target. Performance above the threshold level but below the maximum level will earn a bonus of between 50% and 175% of target. For performance below threshold, no bonus will be earned.

Each year the Compensation Committee will set incentive goals based upon financial and individual performance. For corporate executives, 80% of the bonus payout will be based on corporate financial measures and 20% on achievement of individual goals and objectives.

Key financial metrics in determining 2009 financial performance are Earnings Before Interest, Taxes, Depreciation, Amortization and Share-based Compensation Expense (“EBITDAS”) and EBITDAS Return on Invested Capital (“EBITDAS ROIC”) and the determination of the percentage of the bonus payout levels for financial performance is predicated on achieving certain levels of EBITDAS and EBITDAS ROIC based on our budget projections for 2009.

Long-Term Incentives

In 2008, we granted stock options and RSUs to two named executive officers, Messrs. Paxton and Rubin.  Stock options were granted to each of Mr. Paxton and Mr. Rubin when they were hired by the Company and in each case were granted as an inducement to Messrs. Paxton and Rubin to leave their then-existing employment and begin employment with the Company.  The number of stock options granted to each of Mr. Paxton and Mr. Rubin was based on an assessment by management and the Compensation Committee as to the size of the award required to attract these executives to the Company, and resulted from individual negotiations with each executive that occurred in connection with their acceptance of employment with the Company.   In October 2008, the Compensation Committee evaluated the retention value of equity grants made to certain employees during 2008, including its named executive officers.  In light of the timing when certain employees were hired in 2008 and the change in economic conditions that immediately followed, some of the initial grants were made at share prices substantially higher than the share price of our common stock underlying such grants, resulting in grants that provided limited retention value.  The Compensation Committee considered the decrease in the retentive value of the stock options previously granted to Messrs. Paxton and Rubin, along with the time and expense associated with filling executive positions.  Based on those factors, the Compensation Committee determined that it was in the best interests of the Company to grant Messrs. Paxton and Rubin, along with certain of its other employees, an RSU grant for retention purposes.   In October 2008, each of Mr. Paxton and Mr. Rubin received an RSU grant of 25,000 shares, vesting in equal installments over five years.   The Compensation Committee determined not to make RSU grants to other named executive officers at that time because the Compensation Committee determined that previous awards made to those executives retained significant retention value.  Additional detail regarding stock option grants and RSU grants to named executive officers is available in the Grants of Plan-Based Awards table.

In December 2008, the Compensation Committee approved and recommended to the Board of Directors a formalized long-term incentive program that is designed to reward executive officers through stock-based awards for performance over time. The Board of Directors approved the program in March 2009 based upon the recommendation of the Compensation Committee. The Compensation Committee believes that equity-based compensation ensures that executives have a continuing stake in our long-term success while providing a vehicle to retain highly-experienced executives who are vital to our short- and long-term success, profitability and growth.

The long-term incentive program utilizes two different long-term incentive vehicles: stock options and RSUs. Stock options and RSUs were selected in order to deliver market-competitive long-term incentive opportunities that are targeted at the median of the peer group, and to encourage the behaviors and long-term perspective necessary for creating stockholder value. For each long-term incentive program participant, a targeted economic value to be delivered will be determined based on peer group market data. The long-term incentive grant will then be calculated to deliver the targeted economic value evenly between stock options and RSUs. For 2009, the targeted economic value for named executive officers range from 60 to 140% of base salary, as follows:

Named Executive Officer	Targeted Long-Term Incentive (as a percentage of Base Salary)
J. Cameron Drecoll	130 to 140%
Lars Moller	80 to 110%
Matthew J. Gadow	80 to 110%
Robert A. Paxton	60 to 70%
J.D. Rubin	60 to 70%

In April 2009, Messrs. Moller, Paxton and Rubin received grants of 41,356; 21,331; and 18,719 stock options, respectively, pursuant to the long-term incentive program.  All such options were granted at a price of $7.78 per share.  Such options vest in equal 25% increments in April of 2010, 2011, 2012 and 2013.  Also in April 2009, Messrs. Moller, Paxton and Rubin received RSUs in the amount of 19,839; 10,233; and 8,980, respectively, also pursuant to the long-term incentive program.  Such RSUs vest in equal 25% increments in April of 2010, 2011, 2012 and 2013.

Stock Options

The Compensation Committee selected stock options as a long-term incentive vehicle to:

•                  Align the financial interests of executives with those of stockholders;

•                  Promote the growth of our stock price by offering executives a financial stake; and

•                  Maintain a competitive level of compensation.

Grant Size

The number of stock options granted will be determined based on delivering 50% of the long-term economic value of each named executive officer’s long-term incentive award, as approved by the Compensation Committee. The actual number of stock options granted to each named executive officer will be determined using a Black-Scholes option valuation methodology.

Grant Timing and Price

In 2009 stock option long-term incentive grants were reviewed, discussed and approved at a regularly scheduled Compensation Committee meeting in the second quarter of 2009. Starting in 2010, stock option long-term incentive grants will be reviewed, discussed and approved annually at a regularly scheduled Board of Directors or Compensation Committee meeting during the first quarter of the year or such other time determined by the Board of Directors or Compensation Committee. The exercise price of each stock option will be based on the closing stock trading price on the date of grant.

Grant Design

Stock options will generally vest 25% per year over a four-year period and have a term of ten years. Prior to the exercise of an option, the holder will have no rights as a stockholder with respect to the shares subject to such option, including voting rights and the right to receive dividends or dividend equivalents.

Restricted Stock Units (RSUs)

The Compensation Committee selected RSUs as a long-term incentive vehicle to:

•                  Retain key executives who are vital our short- and long-term success;

•                  Promote higher levels of Company stock ownership by executives; and

•                  Encourage long-term planning by the senior leadership team.

Grant Size

The number of RSU grants will be determined based on delivering 50 percent of the long-term economic value of each named executive officer’s long-term incentive award, as approved by the Compensation Committee. The actual number of RSU grants to each named executive officer will be determined using a methodology that applies a discount for risks of forfeiture and vesting restrictions.

Grant Timing and Design

In 2009 RSU long-term incentive grants were reviewed, discussed and approved at a regularly scheduled Compensation Committee meeting in the second quarter of 2009. Starting in 2010, RSU long-term incentive grants will be reviewed, discussed and approved annually at a regularly scheduled Board of Directors or Compensation Committee meeting during the first quarter of the year or such other time determined by the Board of Directors or Compensation Committee. RSUs will generally vest 25 percent per year over a four-year period.

Retirement Plans

Effective January 1, 2009, we replaced all of our defined contribution 401(k) retirement savings plans with one defined contribution 401(k) safe harbor plan covering substantially all of our non-union employees. Under the new plan, an eligible employee may elect to contribute a portion of their salary on a pre-tax basis, subject to federal statutory limitations. The plan requires us to make basic matching contributions equal to 100% of the first 3% of the eligible participant’s plan compensation contributed as elective deferral contributions and 50% of the next 2% of the eligible participant’s plan compensation contributed as an elective deferral contribution. Under the plan, elective deferrals and basic company matching will be 100% vested at all times.

Severance and Change-of-Control Provisions

Our employment agreements with each of the named executive officers contain severance and change of control provisions. These are more fully described below under “Potential Payments Upon Termination of Employment or Change of Control.” The severance provisions are intended to protect senior executives from the loss of reasonably expected compensation and benefits if (i) the executive is terminated by us without cause or (ii) the executive terminates his or her employment with us for good reason. We believe the change of control provisions are in the best interests of stockholders by assuring that we will have the continued dedication of the executives in the event of a pending, threatened or actual change of control. The provisions are also intended to provide our executives with incentives to obtain the highest possible value in the event of a future acquisition of the Company, despite the risk of losing employment and the opportunity to vest in their equity awards.

Health Benefits

In 2008, we paid for 100% of the named executive officers’ premiums for medical coverage. For all other employees, we paid either 100% or 75% of the premiums for medical coverage, depending on the subsidiary of the Company with which they were employed. Starting in 2009, all employees, including the named executive officers, will contribute 25% of the cost of medical coverage premiums to participate in the medical plan.

Stock Ownership Guidelines

Currently, we do not have any stock ownership guidelines in place.

Tax Deductibility of Executive Compensation

Section 162(m) of the IRC limits to $1,000,000 per year the deduction that a publicly held corporation may take for compensation paid to each of its chief executive officer and the three other most highly compensated employees other than the chief financial officer. An exception to this rule exists for compensation that is “performance-based,” as defined in the IRC. Annual incentive awards are not currently structured to be “performance-based” for IRC purposes. Long-term incentive awards (the stock options) are designed to be “performance-based” for purposes of Section 162(m) and would not be subject to the deductibility limit. However, salaries, service-based RSUs, special employment and retention incentives, and special annual bonus payments do not qualify as “performance-based” compensation for this purpose.

Although the Compensation Committee’s policy is to structure compensation arrangements when possible in a manner that will avoid limits on deductibility, it is not a primary objective of our compensation program. In the view of the Compensation Committee, meeting the objectives stated above is more important than the ability to deduct the compensation for tax purposes.

Employment Agreements

John Cameron Drecoll  was appointed as our Chief Executive Officer and a director on October 19, 2007, in connection with completion of the Brad Foote acquisition. Mr. Drecoll’s employment agreement, which has a three-year term, provides for an annual base salary of $250,000, subject to review and upward adjustment by the Board on at least an annual basis. In addition, Mr. Drecoll will be eligible each year during the term of the employment agreement for an annual bonus based on individual and Company performance criteria to be established by the Board.

Steven A. Huntington  served as Broadwind’s Chief Financial Officer from April 2007 to May 2008. Mr. Huntington was appointed to the position of Chief Financial Officer effective April 23, 2007, pursuant to a two-year employment agreement. Mr. Huntington’s employment agreement originally provided for an annual base salary of $130,000, which the Board increased to $175,000 per annum on October 24, 2007. The employment agreement provided that Broadwind would pay supplemental and bonus compensation to Mr. Huntington as the parties mutually agreed, commensurate with industry standards. In addition, under the terms of his employment agreement, we reimbursed Mr. Huntington for $32,213 of relocation expenses during 2007. Mr. Huntington’s employment agreement was terminated by mutual consent of the parties effective May 1, 2008, and as of that date he began serving as Vice President of Finance of Tower Tech with an adjusted base salary of $130,000. Mr. Huntington has resigned from his positions with Tower Tech, effective August 21, 2009.

Lars Moller  was hired on October 22, 2007 to serve as Executive Vice President of Business Development and was appointed on March 26, 2008 to be our Executive Vice President and Chief Operating Officer effective immediately. He served as Chief Operating Officer until June 23, 2009, when the position of Chief Operating Officer was eliminated, and was appointed on that date to the position of President, Technology and International. Mr. Moller’s employment agreement has a three-year term with automatic renewal for successive one-year periods and provides for an annual base salary of $350,000, which is subject to review and adjustment at least annually, except that no adjustment shall be made prior to March 1, 2010. In addition, for 2008, Mr. Moller was eligible for an annual bonus in accordance with goals as mutually agreed upon in advance between Mr. Moller and us. For 2009 and thereafter, Mr. Moller will be eligible for an annual bonus as set forth in a written plan or other arrangement adopted by us.

Matthew J. Gadow was hired on October 22, 2007 to serve as Executive Vice President of Strategic Planning and was appointed on March 26, 2008 to be our Executive Vice President and Chief Financial Officer effective May 1, 2008. Mr. Gadow’s employment agreement had a three-year term with automatic renewal for successive one-year periods and provides for an annual base salary of $300,000, which was subject to review and adjustment at least annually, except that no adjustment shall be made prior to March 1, 2010. In addition, for 2008, Mr. Gadow was eligible for an annual bonus in accordance with goals as mutually agreed upon in advance between Mr. Gadow and us. For 2009 and thereafter, Mr. Gadow was eligible for an annual bonus as set forth in a written plan or other arrangement adopted by us.

On April 30, 2009, we and Mr. Gadow entered into a Separation Agreement (the “Separation Agreement”). Pursuant to the Separation Agreement, Mr. Gadow resigned from each of his positions with us effective as of the close of business on April 30, 2009.  Under the Separation Agreement, we will make aggregate payments to Mr. Gadow in the gross amount of $225,000 which will be paid over 9 months. The Separation Agreement also provides for: (i) the extended exercisability of 80,000 currently vested stock options until January 31, 2010; (ii) Company-provided COBRA payments for up to 12 months; and (iii) outplacement services for up to 12 months. The Separation Agreement also reaffirms the restricted covenants contained in Mr. Gadow’s employment agreement, but reduces certain restriction periods from 18 months to 9 months.

Stephen E. Graham was appointed as our Interim Chief Financial Officer effective April 30, 2009. Mr. Graham’s interim appointment was for a period of three months from his date of hire, during which he was paid $20,000 per month.  On June 5, 2009, Mr. Graham provided us with his resignation from the position of Interim Chief Financial Officer, effective June 19, 2009.

Kevin E. Johnson was appointed as our Interim Chief Financial Officer effective July 13, 2009.  Mr. Johnson will earn an annualized base salary of $200,000, effective July 19, 2009.  Mr. Johnson’s new annual bonus target will be 40% of his base salary earned and his new target under our long-term incentive program will be 40% of his base salary, also effective July 19, 2009.

Robert A. Paxton  was hired on June 30, 2008 to serve as Senior Vice President, Human Resources. Mr. Paxton’s employment agreement has a two-year term with automatic renewal for successive one-year periods and provides for an annual base salary of $245,000, which is subject to review and adjustment by us at least annually. In addition, for 2008, Mr. Paxton was eligible for an annual bonus in accordance with goals as mutually agreed upon in advance between Mr. Paxton and us. For 2009 and thereafter, Mr. Paxton will be eligible for an annual bonus as set forth in a written plan or other arrangement adopted by us.

J.D. Rubin  was hired on June 30, 2008 to serve as Vice President and General Counsel. Mr. Rubin’s employment agreement has a two-year term with automatic renewal for successive one-year periods and provides for an annual base salary of $215,000, which is subject to review and adjustment by us at least annually. In addition, for 2008, Mr. Rubin was eligible for an annual bonus in accordance with goals as mutually agreed upon in advance between Mr. Rubin and us. For 2009 and thereafter, Mr. Rubin will be eligible for an annual bonus as set forth in a written plan or other arrangement adopted by us.

Termination of Employment Agreements

The employment agreements of Messrs. Drecoll, Moller, Paxton and Rubin provide that the terms may be shortened as follows: (i) by Broadwind for “cause” (as defined in the employment agreement), if the employee fails to cure the reasons that constitute “cause” within thirty calendar days of receiving notice from us; (ii) by Broadwind without “cause” upon thirty calendar days’ written notice; or (iii) by the employee for “good reason” (as defined in the employment agreement), if Broadwind fails to cure the reasons that constitute “good reason” within thirty calendar days of receiving notice from the employee.

The employment agreement of Mr. Drecoll provides that he will receive his base salary for a period of twelve months, plus other benefits for which he is eligible, if he is terminated without “cause” within one year of a “change of control” (as defined in the agreement). If the employment of Mr. Drecoll is terminated without “cause” or if he terminates his employment for “good reason,” Broadwind will be obligated to pay to him his base salary for the remainder of the agreement’s three-year term, or a period of twelve months, whichever is greater, plus other benefits for which he is eligible.

The employment agreement of Mr. Moller provides that he will receive his base salary for a period of thirty-six months, plus other benefits for which he is eligible, if he is terminated without “cause” within one year of a “change of control” (as defined in the agreement). The employment agreements of Mr. Paxton and Mr. Rubin provide that the executives would receive their base salaries for a period of twenty-four months, plus other benefits for which they are eligible, if they are terminated without “cause” within one year of a “change of control” (as defined in the agreement). If the employment of Mr. Moller, Mr. Paxton or Mr. Rubin is terminated without “cause” or for “good reason,” Broadwind would be obligated to pay the employee’s then-current base salary for a period of eighteen months, plus other benefits for which they are eligible.

Our executives’ employment agreements also contain non-competition, non-solicitation and confidentiality provisions. Mr. Drecoll’s employment agreement includes non-competition and non-solicitation covenants that continue for two years after termination of employment. The non-competition and non-solicitation provisions in the employment agreements of Messrs. Moller, Paxton and Rubin continue for eighteen months after termination of employment. All of the agreements include provisions regarding confidentiality.

Mr. Gadow’s employment agreement contained termination, non-competition, non-solicitation and confidentiality provisions similar to those described above in the employment agreements of Messrs. Moller, Paxton and Rubin.  As described above, on April 30, 2009, we and Mr. Gadow entered into the Separation Agreement, pursuant to which Mr. Gadow resigned from each of his positions with us effective as of the close of business on April 30, 2009.  Under the Separation Agreement, we will make aggregate payments to Mr. Gadow in the gross amount of $225,000 which will be paid over 9 months.  The Separation Agreement also provides for: (i) the extended exercisability of 80,000 currently vested stock options until January 31, 2010; (ii) Company-provided COBRA payments for up to 12 months; and (iii) outplacement services for up to 12 months.  The Separation Agreement also reaffirms the restricted covenants contained in Mr. Gadow’s employment agreement, but reduces certain restriction periods from 18 months to 9 months.

2008 Summary Compensation Table

The table below sets forth certain information regarding annual and long-term compensation awarded, earned or paid for services in all capacities to our named executive officers for the years ended December 31, 2008 and December 31, 2007. Named executive officers include persons serving as principal executive officer during 2008, principal financial officer during 2008, executive officers who were serving as of December 31, 2008, received total compensation in excess of $100,000 for 2008 and, excluding the principal executive officer and principal financial officer, were among our three most highly compensated individuals (the “Most Highly Compensated Officers”), and additional individuals who would have been included as the Most Highly Compensated Officers but for the fact they were not serving in such capacity at the end of the year.

Name and Principal Position	Year	Salary ($)	Bonus(1) ($)		Stock Awards(2) ($)	Option Awards(3) ($)	All Other Compensation(4) ($)		Total ($)
J. Cameron Drecoll(5)	2008	$250,000	—	(6)	—	—	$44,798		$294,798
Chief Executive Officer	2007	$52,083	—		—	—	—		$52,083
Matthew J. Gadow(7)	2008	$262,822	$230,000		$53,365	$397,600	$69,875		$1,013,662
Executive Vice President and Chief Financial Officer	2007	$37,212	—		—	$59,235	—		$96,447
Lars Moller(8)	2008	$266,154	$250,000		$53,365	$497,000	$62,481		$1,129,000
Executive Vice President and Chief Operating Officer	2007	$48,077	—		—	$74,044	$24,463		$146,584
Robert A. Paxton	2008	$117,788	$340,000	(10)	$11,146	$82,275	$192,558	(12)	$743,767
Senior Vice President, Human Resources	2007	—	—		—	—	—		—
J.D. Rubin	2008	$103,365	$100,000	(11)	$11,146	$82,275	$11,117		$307,903
Vice President and General Counsel	2007	—	—		—	—	—		—
Steven A. Huntington(9)	2008	$148,173	$0		$53,365	$28,300	$25,001		$254,839
Chief Financial Officer	2007	$98,307	—		—	$8,440	$35,200	(13)	$106,747

(1)                                Bonuses awarded in 2008 were based on executive and Company performance as determined at the discretion of the Compensation Committee. The Board of Directors has approved a formalized annual incentive structure for 2009, as described in the Compensation Discussion and Analysis. Included in Messrs. Paxton’s and Rubin’s 2008 bonus totals are sign-on bonuses of $150,000 and $25,000, respectively.

(2)                                Represents the amounts recognized for financial statement reporting purposes for each year in accordance with Statement of Financial Accounting Standards No. 123(R), Share-Based Payment (SFAS No. 123(R)), for RSU awards granted under the 2007 Plan during 2008, assuming no forfeitures. No awards were made under the 2007 Plan prior to 2007. The assumptions used to determine the valuation of the 2008 awards are discussed in Note 20 to our consolidated financial statements, included in our Annual Report on Form 10-K for the year ended December 31, 2008. See the table entitled “Outstanding Equity Awards at 2008 Year End” and the narrative discussion entitled “Material Terms of Equity Awards” for further information regarding equity awards.

(3)                                Represents the amounts recognized for financial statement reporting purposes for each year in accordance with Statement of Financial Accounting Standards No. 123(R), Share-Based Payment (SFAS No. 123(R)), for outstanding option awards granted under the 2007 Plan during 2008 and 2007, assuming no forfeitures. No awards were made under the 2007 Plan prior to 2007. The assumptions used to determine the valuation of the 2008 awards are discussed in Management’s Discussion and Analysis of Financial Condition and Results of Operations and in Note 20 to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2008 and in Note 18 to our consolidated financial statements included in our Annual Report on Form 10-KSB for the year ended December 31, 2007. See the table entitled “Outstanding Equity Awards at 2008 Year End” and the narrative discussion entitled “Material Terms of Equity Awards” for further information regarding equity awards.

(4)                                Please see the Details Behind All Other Compensation Column table, a separate table provided for additional information regarding these amounts.

(5)                                Mr. Drecoll became Chief Executive Officer of Broadwind in October 2007, in connection with Broadwind’s acquisition of Brad Foote.

(6)                                Although Mr. Drecoll was eligible for a 2008 bonus payment under the terms of his employment agreement, he elected to not be considered for a bonus payment in 2008.  Mr. Drecoll’s decision was based on his significant ownership position in the Company and his desire that, in light of the challenging economic situation, the Company use the funds that he would have otherwise received for other general corporate purposes.  The Compensation Committee elected to honor Mr. Drecoll’s request because the Compensation Committee believed Mr. Drecoll’s desire to forego a 2008 bonus payment was aligned with the Company’s best interests and the Compensation Committee did not view Mr. Drecoll as a retention risk.

(7)                                Mr. Gadow was hired as Executive Vice President of Strategic Planning in October 2007. On March 26, 2008, he was appointed to the position of Executive Vice President and Chief Financial Officer, effective May 1, 2008.  Pursuant to his Separation Agreement with the Company, Mr. Gadow resigned from each of his positions with us effective as of the close of business on April 30, 2009.

(8)                                Mr. Moller was hired as Executive Vice President of Business Development in October 2007. On March 26, 2008, he was appointed to the position of Executive Vice President and Chief Operating Officer, effective immediately. He served as our Chief Operating Officer until June 23, 2009, when that position was eliminated.  On that same date, he was appointed to the position of President, Technology and International.

(9)                                Mr. Huntington was hired as Chief Financial Officer in August 2007 and served in such capacity until May 1, 2008, on which date Mr. Gadow was appointed to that position. Mr. Huntington serves as the Vice President of Finance of Tower Tech, although he has resigned from his positions with Tower Tech effective August 21, 2009.

(10)                          Mr. Paxton’s bonus includes a $150,000 sign-on bonus, a $120,000 cash bonus paid in March 2009 and $70,000 of immediately vesting RSUs granted in March 2009 as part of his 2008 bonus payment.

(11)                          Mr. Rubin’s bonus includes a $25,000 sign-on bonus and $75,000 of immediately vesting RSUs granted in March 2009 as part of his 2008 bonus payment.

(12)                          Includes $154,002 that was prefunded to a third party relocation service by us in connection with our guaranteed buyout of Mr. Paxton’s home. As of December 31, 2008, $4,039 was paid out of the prefunded account established with the third party relocation service. Depending on the sale price of Mr. Paxton’s home, we may recover a portion of the prefunded amount.

(13)                          Includes $32,213 of reimbursement for relocation.

Details Behind All Other Compensation Column

The following table sets forth details concerning the information in the “All Other Compensation” column in the above 2008 Summary Compensation Table.

Name (a)	Registrant Contributions to Defined Contribution Plans (b)(1)	Health Insurance Premiums (c)(2)	Life/ Disability Insurance Premiums (d)(3)	Relocation Support (e)(4)	Total (f)
J. Cameron Drecoll	$833	$20,901	$23,064	$0	$44,798
Matthew J. Gadow	$7,584	$20,901	$1,405	$39,985	$69,875
Lars Moller	$0	$20,901	$1,955	$39,625	$62,481
Robert A. Paxton	$0	$10,451	$702	$181,405	$192,558
J.D. Rubin	$496	$10,451	$170	$0	$11,117
Steven A. Huntington	$2,695	$20,901	$1,405	$0	$25,001

(1)                                 Represents the 401(k) match the executive received from us.

(2)                                 Represents the contribution by us to medical and dental insurance premiums.

(3)                                 Represents the contribution by us to life insurance, long-term disability insurance and accidental death and dismemberment insurance premiums.

(4)                                 Represents our expense related to executive relocation support.

Grants of Plan-Based Awards for 2008

The following table sets forth information concerning plan-based awards to the named executive officers during 2008 as well as estimated future payouts under such plans.

								All Other Stock Awards: Number of	All Other Option Awards:	Exercise	Grant Date Fair Value
		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards			Shares of Stock or	Number of Securities Underlying	or Base Price of Option	of Stock and
Name (a)	Grant Date (b)	Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)	Threshold (#) (f)	Target (#) (g)	Maximum (#) (h)	Units (#) (i)(2)	Options (#) (j)(3)	Awards ($/Sh) (k)(4)	Option Awards ($)(l)(5)
J. Cameron Drecoll		—	—	—	—	—	—	—	—	—	—
Matthew J. Gadow		—	—	—	—	—	—	—	—	—	—
Lars Moller		—	—	—	—	—	—	—	—	—	—
Robert A. Paxton	7/2/08	—	—	—	—	—	—	—	75,000	18.20	822,750
	10/17/08	—	—	—	—	—	—	25,000	—	—	267,500
J.D. Rubin	7/2/08	—	—	—	—	—	—	—	75,000	18.20	822,750
	10/17/08	—	—	—	—	—	—	25,000	—	—	267,500
Steven A. Huntington		—	—	—	—	—	—	—	—	—	—

(1)                                Bonuses awarded in 2008 were based on executive and Company performance as determined at the discretion of the Board of Directors. The Board of Directors has approved a formalized annual incentive structure for 2009, as described in the Compensation Discussion and Analysis.

(2)                                This column reflects the number of time-vested shares of RSU awards granted to each of the named executive officers during 2008 under the 2007 Employee Incentive Compensation Plan. These restricted stock awards vest ratably in five annual installments.

(3)                                This column reflects the number of stock options granted in 2008 to the named executive officers. These options vest and become exercisable ratably in five annual installments.

(4)                                This column reflects the exercise price for the stock options granted, which was the closing price of Broadwind Common Stock on each of the respective grant dates.

(5)                                This column reflects the grant date fair value of the restricted stock and stock options granted to the named executive officers in 2008. Amounts are calculated in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123R, Share-Based Payment. See note 20 of the notes to the consolidated financial statements included in the Annual Report on Form 10-K for the year ended December 31, 2008 for information regarding the assumptions used in the valuation of equity awards.

Outstanding Equity Awards at 2008 Year End

The following table sets forth information concerning unexercised options, stock that has not vested, and equity incentive plan awards for each named executive officer outstanding as of December 31, 2008.

	Option Awards					Stock Awards
Name (a)	Number of Securities Underlying Unexercised Options Exercisable (#) (b)	Number of Securities Underlying Unexercised Options Unexercisable (#) (c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#) (g)		Market Value of Shares or Units of Stock That Have Not Vested ($) (h)(6)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (j)
J. Cameron Drecoll	—	—	—	—	—	—		—	—	—
Matthew J. Gadow(1)	80,000	320,000	—	8.10	10/22/2017	2,500	(4)	11,250	—	—
Lars Moller(1)	100,000	400,000	—	8.10	10/22/2017	2,500	(4)	11,250	—	—
Robert A. Paxton(2)	—	75,000	—	18.20	7/2/2018	25,000	(5)	112,500	—	—
J.D. Rubin(2)	—	75,000	—	18.20	7/2/2018	25,000	(5)	112,500	—	—
Steven A. Huntington(3)	10,000	40,000	—	4.60	8/20/2017	2,500	(4)	11,250	—	—

(1)                                Stock options granted on October 22, 2007, vest in five equal installments on October 22, 2008, October 22, 2009, October 22, 2010, October 22, 2011, and October 22, 2012.

(2)                                Stock options granted on July 2, 2008, vest in five equal installments on July 2, 2009, July 2, 2010, July 2, 2011, July 2, 2012, and July 2, 2013.

(3)                                Stock options granted on August 20, 2007, vest in five equal installments on August 20, 2008, August 20, 2009, August 20, 2010, August 20, 2011, and August 20, 2012.

(4)                                50% of the RSUs vested upon the consummation of our acquisition of Energy Maintenance Service, LLC on January 16, 2008. The remaining 50% of the RSUs vested one year from the consummation of such acquisition, January 16, 2009.

(5)                                RSUs granted on October 17, 2008, vest in five equal installments on October 17, 2009, October 17, 2010, October 17, 2011, October 17, 2012, and October 17, 2013.

(6)                                Column (h) based on December 31, 2008 closing market price of $4.50.

Option Exercises and Stock Vested at 2008 Year End

The following table sets forth information concerning stock options exercised and stock vested at the end of 2008.

	Option Awards		Stock Awards
Name (a)	Number of Shares Acquired on Exercise (#) (b)	Value Realized(1) on Exercise ($) (c)	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting ($) (e)
J. Cameron Drecoll	—	—	—	—
Matthew J. Gadow	—	—	2,500	27,250
Lars Moller	—	—	2,500	27,250
Robert A. Paxton	—	—	—	—
J.D. Rubin	—	—	—	—
Steven A. Huntington	—	—	2,500	27,250

(1)                                Value realized was calculated based on the number of shares multiplied by $10.90 closing market price of our stock on the date of vesting, January 16, 2008.

Potential Payments Upon Termination or Change in Control

The following table sets forth information concerning estimated potential payments that would have become payable to our named executive officers had their termination and/or a change in control of Broadwind occurred on December 31, 2008.

	Potential Payments
Name	Severance	Pro Rata Target Bonus Payment	Stock Option	Restricted Stock	LTI Plan Parachute	Retirement Benefit	Welfare Benefits	Outplacement	Excise Tax Liability	Aggregate Payments
J. Cameron Drecoll	$250,000	$0	$0	$0	$0	$0	$20,902	$0	$0	$270,902
Matthew J. Gadow	600,000	—	—	11,250	—	—	31,353	—	(87,443)	555,160
Lars Moller	1,050,000	—	—	11,250	—	—	31,353	—	(171,122)	921,481
Robert A. Paxton	490,000	—	—	112,500	—	—	31,353	—	—	633,853
J.D. Rubin	430,000	—	—	112,500	—	—	31,353	—	—	573,853
Total	$2,820,000	$0	$0	$247,500	$0	$0	$146,314	$0	$(258,564)	$2,955,248

See “Termination of Employment Agreements” above for more information regarding potential payments due to our named executive officers in the event of their termination and/or a change in control of Broadwind.

CERTAIN TRANSACTIONS AND BUSINESS RELATIONSHIPS

Under our charter and applicable provisions of our Code of Ethics, the Audit Committee has the responsibility to review transactions that are considered “related party transactions” under Rule 404 of Regulation S-K of the Securities Act and to assess whether such transactions meet applicable legal requirements. Directors who believe that they may be related parties in transactions with us will inform the Board of Directors or Audit Committee of such belief and provide all relevant information. In accordance with Delaware law, the transaction must be approved or ratified in good faith by the Board of Directors or Audit Committee by a majority vote of disinterested directors, be approved in good faith by a vote of stockholders sufficient for the purpose, or be fair to us at the time the transaction is approved or ratified. In addition, under applicable law, a transaction would not be void or voidable solely because it was with a related party, the related party was present at or participated in a meeting of the Board of Directors or Audit Committee in which the transaction was approved or the related party’s vote was counted for such purpose, if the material facts as to the related party’s relationship or interest as to the transaction are disclosed or known to the Board of Directors or Audit Committee or to the stockholders entitled to vote thereon.

Certain Transactions and Business Relationships

Indebtedness of Company to Founding Stockholders

Prior to March 2007, we financed our operations primarily through capital contributed by, and borrowings from, Raymond L. Brickner III, Terence P. Fox, Daniel P. Wergin and Christopher C. Allie (the “Founding Stockholders”), or entities controlled by the Founding Stockholders, as well as through borrowings from financial institutions with personal guarantees being provided by the Founding Stockholders.

During 2006 and the first three months of our 2007 fiscal year, we had six outstanding notes payable to entities controlled by certain of the Founding Stockholders. Each of the notes were due upon demand and accrued interest at 5% per annum. The notes were originally issued in 2005 and ranged from $8,000 to $125,000 in principal amount. In addition, in 2005 Messrs. Brickner, Fox and Wergin each agreed to maintain a $1,750,000 line of credit for the benefit of Broadwind, and Mr. Allie agreed to maintain a $1,500,000 line of credit for the benefit of Broadwind. We had drawn approximately $1,100,000 on each line of credit as of December 31, 2006 but had repaid this debt in full by December 31, 2007. Each line of credit accrued interest at 8% per annum.

In 2007 and 2006, we incurred interest expense of $547,000 and $287,000 on debt to the Founding Stockholders, respectively, and, accordingly, we included $488,000 and $197,000 in accrued liabilities on our audited consolidated balance sheet at December 31, 2007 and 2006, respectively. The debt was extinguished in March 2007. We used $3,815,000 of the proceeds from the March 2007 private placement to the Original Tontine Investors to repay a portion of the debt and issued 722,297 shares of restricted common stock at $1.50 per share to extinguish the remaining $1,083,000.

In July 2006, Whitehorse LLC, which is an entity controlled by Mr. Wergin, issued a letter of credit to Broadwind, in order to back up our agreement to perform under a wind tower purchase agreement that we had executed with a customer and to induce this customer to make a down payment thereunder. This letter of credit expired in November 2006 and there were no draws made or fees assessed during 2006, 2007 or 2008. We entered into an additional letter of credit with Whitehorse LLC in October 2006, which had a maximum amount available of $64,700 and provided an assurance of payment to our utility company. This letter of credit expired in October 2007 and there were no draws made or fees assessed during 2006, 2007 or 2008.

Indebtedness of Founding Stockholders to Company

At December 31, 2007, the Founding Stockholders owed us an aggregate of $282,000, which represents amounts paid by Broadwind on behalf of the Founding Stockholders in connection with a finders’ fee for the March 2007 sale of stock by each of the stockholders to TCP and TMF. We wrote off this amount in the fourth quarter of 2008 and no longer consider it a receivable.

Bank Guarantees

In 2006 and for a portion of 2007, a portion of the third-party debt of our Tower Tech subsidiary was secured by personal guarantees of the Founding Stockholders, who were related parties at the time the funds were borrowed. The aggregate principal amount of the debt was approximately $993,000 at December 31, 2006. The debt was repaid during 2006 and 2007, and no personal guarantees existed at December 31, 2008.

The third-party debt of our Tower Tech subsidiary which has already been repaid and which was secured by the personal guarantees of the Founding Stockholders is described below.

On September 15, 2005, Tower Tech borrowed $580,000 from Associated Bank, Green Bay, Wisconsin, at an interest rate of prime plus 0.5%. The loan required monthly installments of $8,710, including interest, and was due September 15, 2012. In addition to the personal guarantees, the loan was secured by substantially all of the assets of Tower Tech.

Tower Tech borrowed $90,000 from Associated Bank on March 31, 2005 at an interest rate of prime plus 1.0%. The loan was due October 15, 2005 but was extended to January 15, 2006.

Tower Tech borrowed $250,000 from Associated Bank on July 20, 2005 at an interest rate of prime plus 2.5%. The loan was due October 15, 2005 but was extended to January 20, 2006.

Also on September 15, 2005, Tower Tech borrowed $434,000 from Wisconsin Business Development Finance Corporation, Madison, Wisconsin, at an interest rate of 6.796% per annum. The loan required monthly installments of $4,982, including interest, and was due September 1, 2015. In addition to the personal guarantees, the loan was secured by substantially all of the assets of Tower Tech.

Managerial Services

During the year ended December 31, 2005, and December 31, 2006, the Founding Stockholders provided managerial services to Broadwind without charge. We determined the fair value of these services to be $208,000, and $242,000, respectively. This amount was recorded as selling, general and administrative expense and contributed capital in our audited financial statements. No managerial services were provided without charge during the years ended December 31, 2007 and December 31, 2008.

Subcontracted Labor

During the years ended December 31, 2007, 2006, 2005 and 2004, we subcontracted a portion of our labor from RBA, then controlled by Mr. Brickner. Our billings from RBA, Inc. for the years ended December 31, 2007, 2006, 2005 and 2004 were $63,852, $80,660, $653,538 and $378,811, respectively, for contracted labor, equipment set up, and general maintenance. At December 31, 2007, 2006, 2005 and 2004, $17,835, $420,215, $286,872 and $71,579 was owed to RBA and was included in accounts payable, respectively.

Tontine Financing Agreements

In addition to Tontine’s financing agreements with the Company, Tontine also purchased shares of Broadwind common stock in private transactions with the Founding Stockholders and their family members. See Footnote (1) of the “Selling Stockholders” table for a summary description of Tontine’s acquisition of our shares, in addition to the discussion below.

On March 1, 2007, we completed a private placement to TCP and TMF in which TCP and TMF purchased a total of 10,266,667 unregistered shares of our common stock at $1.50 per share.  Also on March 1, 2007, TCP and TMF purchased a total of 2,400,000 shares of our common stock from Christopher Allie, Raymond L. Brickner III, Terence P. Fox and Daniel P. Wergin.

On August 28, 2007, TCP and TMF purchased a total of unregistered 2,200,000 shares of our common stock from Alex C. Allie, Peter C. Allie, Christopher C. Allie, Stacey C. Culligan, Wergin Family Dynasty Trust 2005, Daniel P. Wergin and Terence P. Fox.

On October 19, 2007, in accordance with the August 2007 Agreement, Broadwind completed a private placement to Tontine, in which it sold an aggregate of 12,500,000 shares of Broadwind common stock at $4.00 per share for a total purchase price of $50,000,000. In addition, TP, TMF and TOF provided interim debt financing of $25,000,000 in exchange for senior subordinated convertible promissory notes (each, a “Tontine Note,” and collectively, the “Tontine Notes”). Broadwind used the proceeds to finance the Brad Foote acquisition.

The Tontine Notes, which accrued interest at 9.5% per annum until July 19, 2008 and 13.5% thereafter, were to mature on October 19, 2010 and were subject to acceleration upon customary events of default. For each Tontine Note, Broadwind was to repay 10% of the original principal amount on the first anniversary of issuance, 40% of the original principal amount on the second anniversary and the remaining outstanding balance on the third anniversary. Each Tontine Note holder had the right to convert the outstanding principal of its Tontine Note into newly issued shares of Broadwind common stock at a conversion rate of $7.50 per share (the “Conversion Rights”).  The Conversion Rights became effective January 19, 2008.

On January 16, 2008, in accordance with an amended and restated securities purchase agreement that was executed on January 3, 2008 (the “January 2008 Agreement”), Broadwind completed a private placement to TP and T25. TP and T25 purchased an aggregate of 2,031,250 unregistered shares of Broadwind common stock at $8.48 per share for a total purchase price of $17,225,000. Broadwind used the proceeds to finance the acquisition of Energy Maintenance Service, LLC.

In connection with the March 2007 Agreement and the August 2007 Agreement, Broadwind agreed that for so long as Tontine holds at least 10% of the then issued and outstanding common stock, Tontine shall have the right to have a representative attend meetings of Broadwind’s Board of Directors as an observer, and that for so long as Tontine holds at least 20% of the then issued and outstanding common stock, Tontine shall have the right to appoint three members to Broadwind’s Board of Directors.  For a further description of Tontine’s rights as to the Board of Directors, please refer to “Management.”

On April 24, 2008, in accordance with a securities purchase agreement that was executed on April 22, 2008, Broadwind completed the first of two installments of a private placement to TCP, TP, TOF and T25, at which TP, TOF and T25 purchased an aggregate of 5,025,126 unregistered shares of Broadwind common stock at $7.96 per share for a total purchase price of approximately $40,000,000. TCP also agreed to purchase at a subsequent date an additional 7,537,688 unregistered shares of Broadwind common stock at $7.96 per share for a total purchase price of approximately $60,000,000. TCP purchased such shares on June 5, 2008. Broadwind used a majority of the proceeds for general working capital requirements, capital expansion projects and its acquisition of Badger.

On April 24, 2008, TP, TMF and TOF exercised the Conversion Rights under the Tontine Notes and converted the original principal amount of their respective senior subordinated convertible promissory notes issued in October 2007 into newly issued shares of Broadwind common stock at a conversion rate of $7.50 per share. Upon conversion, TP received 1,652,996 shares, TMF received 601,472 shares and TOMF received 1,078,864 shares.

Tontine Registration Rights Agreement

In March 2007, we entered into a Registration Rights Agreement (as amended, the “Tontine Registration Rights Agreement”) with TCP and TOF. The Tontine Registration Rights Agreement was subsequently amended on October 19, 2007, July 18, 2008, September 12, 2008 and October 31, 2008. Pursuant to the Tontine Registration Rights Agreement, we have agreed to register Tontine’s shares for resale and have provided Tontine with certain demand and piggyback registration rights. Under certain circumstances, Tontine may deliver a demand notice to the Company, which then triggers the obligation of the Company to file a registration statement with the SEC to register the shares held by Tontine as soon as reasonably practicable thereafter. Additionally, whenever the Company proposes to register any of its securities under the Securities Act, with certain exceptions, the Company must give notice to Tontine and provide an opportunity for piggyback registration of the shares held by the Tontine.

The amendment to the Tontine Registration Rights Agreement dated October 31, 2008 extended the deadline for our obligation to file a registration statement to December 31, 2008. On January 9, 2009, Tontine executed a Waiver (the “Waiver”) relating to the Registration Rights Agreement. The Waiver waived the requirement that we file a registration statement to register shares held by Tontine (the “Tontine Registration Statement”) no later than December 31, 2008 and extended the deadline for our obligation to file the Tontine Registration Statement to March 31, 2009. On April 15, 2009, Tontine provided written notice to us with a demand that we file the Tontine Registration Statement as soon as possible and reserving all of Tontine’s rights under the Tontine Registration Rights Agreement.

Brad Foote Registration Rights Agreement

In connection with our acquisition of Brad Foote, we entered into a registration rights agreement with the former stockholders of Brad Foote (the “Former Stockholders”) on October 19, 2007 (the “Brad Foote Registration Rights Agreement”). The Brad Foote Registration Rights Agreement grants to the Former Stockholders (and their qualifying transferees) certain demand and piggyback registration rights with respect to the shares of common stock issued to them under the August 2007 Agreement. Pursuant to the Brad Foote Registration Rights Agreement, the Former Stockholders may deliver a demand notice to the Company at any time after October 19, 2008 which then triggers the obligation of the Company to file a registration statement with the SEC to register the shares held by the Former Stockholders as soon as reasonably practicable thereafter. Additionally, whenever the Company proposes to register any of its securities under the Securities Act, with certain exceptions, the Company must give notice to the Former Stockholders and provide an opportunity for piggyback registration of the shares held by the Former Stockholders.

Agreements with City Centre, LLC

The manufacturing facilities for our Tower Tech and RBA subsidiaries are leased pursuant to agreements with City Centre, LLC (“City Centre”), a limited liability company owned 25% by the Brickner Family Partnership and 75% by Peninsula Investments, LLC. The Brickner Family Partnership is owned and controlled by Raymond L. Brickner III, who was our President and a member of our Board of Directors until his retirement in April 2008. Peninsula Investments, LLC is comprised of two members, each owning 50%, which are entities controlled by Daniel P. Wergin and Christopher C. Allie. Messrs. Wergin and Allie were members of our Board of Directors until their resignations in June 2007 and January 2008, respectively.

The lease between Tower Tech and City Centre was originally negotiated in 2005, and amended in December 2007. As amended, the lease provides for monthly rent of $42,000, expires on December 31, 2014, and has five 5-year options to renew. Rent expense for the years ended December 31, 2008 and 2007 was $508,000 and $410,000, respectively. Accrued rent payable to City Centre was $0 and $117,000 as at December 31, 2008 and 2007, respectively.

RBA negotiated its lease with City Centre in June 2007, prior to the acquisition of RBA by Broadwind. The lease calls for monthly rent of $8,000. Rent expense for the years ended December 31, 2008 and 2007 was $101,000 and $25,000, respectively.

On December 26, 2007, Tower Tech executed an additional Lease Agreement with City Centre, the premises of which is a storage facility in Manitowoc, Wisconsin (the “Storage Facility Lease”). The Storage Facility Lease provides that Tower Tech will assume the tenant’s interest in a preexisting lease between City Centre and a third party. The prior tenant continued to pay rent through May 31, 2008, but Tower Tech was liable for 2008 real estate taxes and interest due on a $200,000 advance from City Centre to that tenant for leasehold improvements. The term of the Lease is 15 years, and monthly rent is $19,000. Rent expense for the year ended December 31, 2008 was $130,000.

Management believes that the terms of the agreements with City Center are consistent with those that could have been obtained in lease agreements with unrelated third parties.

Brad Foote Lease Agreements and Real Property Purchases

In February 2008, Brad Foote completed the purchase of two real estate parcels located in Cicero, Illinois and Pittsburgh, Pennsylvania. Brad Foote previously leased these properties for a portion of the year ended December 31, 2008 pursuant to a lease agreements dated August 22, 2007. Brad Foote acquired the Cicero property from BFG Cicero LLC, an Illinois limited liability company (“BFG Cicero”) and acquired the Pittsburgh property from BFG Pittsburgh LLC, a Pennsylvania limited liability company (“BFG Pittsburgh”) pursuant to two Real Property Purchase Agreements that were executed on February 14, 2008 and effective February 11, 2008 (together, the “Purchase Agreements”). The sole member of each of BFG Cicero and BFG Pittsburgh is BFG Acquisition LLC, an Illinois limited liability company whose sole member is the wife of one of the directors and our Chief Executive Officer. The Purchase Agreements were entered into pursuant to 90-day options to purchase contained in each Lease Agreement. The options to purchase provided that Brad Foote could acquire the properties upon the terms of the Purchase Agreements, which were attached to the Lease Agreements as addenda.

Broadwind negotiated the Lease Agreements and the Purchase Agreements with the LLCs in connection with Broadwind’s agreement to acquire Brad Foote in August 2007. Brad Foote was formerly owned by Broadwind’s Chief Executive Officer and director, J. Cameron Drecoll, and Brad Foote was acquired by Broadwind in an arms’ length transaction. On December 13, 2007, Brad Foote provided notice of its intent to exercise its options to purchase the real estate parcels for $3,400,000, plus closing costs, as provided in the Purchase Agreements. Subsequent to such notice, and following approval by Brad Foote’s disinterested directors, the parties agreed to reimburse the LLCs at closing for certain costs totaling $154,000, which the LLCs had incurred in connection with their purchase and sale of the properties. The total cost of the transactions, including aggregate closing costs of $80,000 and the reimbursement of $154,000 to the LLCs, was $3,634,000.

Director Financing Agreement

On April 24, 2008, in accordance with a securities purchase agreement that was executed on April 22, 2008 (the “Beynon SPA”), Broadwind completed a private placement to Mr. Charles H. Beynon, who is a director and a member of the Audit Committee of the Board of Directors. Mr. Beynon purchased 62,814 shares of Broadwind common stock at $7.96 per share for a total purchase price of approximately $500,000. Broadwind will use the proceeds of the Beynon SPA along with the proceeds from the April 2008 Agreement with Tontine for general working capital requirements, capital expansion projects and to undertake certain acquisitions.

Tax Payments in connection with Acquisition of Brad Foote

In June 2008, we reimbursed the former owners of Brad Foote, including J. Cameron Drecoll, one of our directors and our Chief Executive Officer (together, the “Brad Foote Selling Shareholders”), for the Section 338(h)(10) elections made by such former owners in the aggregate amount of approximately $2,800,000 pursuant to the terms of the August 2007 Agreement pursuant to which Brad Foote was acquired by us.  Pursuant to a Settlement Agreement with the Brad Foote Selling Shareholders, we have agreed to make additional payments in respect of certain tax obligations incurred in connection with our acquisition of Brad Foote as described below under “Release of Brad Foote Acquisition Escrow Fund.”

Release of Brad Foote Acquisition Escrow Fund

On May 26, 2009, the Company entered into a settlement agreement (the “Settlement Agreement”) with the former owners of Brad Foote (the “Selling Shareholders”), including J. Cameron Drecoll, the Company’s current Chief Executive Officer, related to the post-closing escrow established in connection with the Company’s acquisition of Brad Foote. Under the terms of the Settlement Agreement, the Company received the entire cash escrow balance of $5,000,000 plus accrued interest income of $82,000, which was recorded as other income. In exchange, the Company agreed to cause the release to the Selling Shareholders of 2,500,000 shares of the Company’s common stock held under the escrow agreement in proportion to their ownership interest in Brad Foote prior to its acquisition by the Company. In addition, we agreed to make a cash payment of $30,000 to one Selling Shareholder and issued promissory notes to the three Selling Shareholders in the aggregate principal amount of $3,000,000 (each a “Selling Shareholder Note”, and collectively the “Selling Shareholder Notes”) in respect of certain tax reimbursement obligations arising in connection with our acquisition of Brad Foote, and which was recorded as an increase to the purchase price in goodwill as they related to tax settlements calculated in accordance with the purchase agreement. The Company also paid to Mr. Drecoll certain tax refunds in the aggregate amount of approximately $2,212,000 related to our acquisition of Brad Foote and tax payments in respect of the period prior to the acquisition to which we believe the Selling Shareholders may be entitled (or to which we may be entitled on their behalf). The Selling Shareholder Notes mature on May 28, 2012 and bear interest at a rate of 7% per annum, with interest payments due quarterly. The Selling Shareholder Note issued to Mr. Drecoll in the principal amount of $2,320,000 and pursuant to the terms of the Settlement Agreement is deemed by the Company to be a related party transaction. As of June 30, 2009, principal of $3,000,000 and accrued interest of $22,000 was outstanding under the Selling Shareholder Notes. The Company has accounted for the Selling Shareholder Notes as long-term debt in our condensed consolidated balance sheets as of June 30, 2009.

PLAN OF DISTRIBUTION

The selling stockholders and any of their pledgees, donees, transferees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock being offered under this prospectus on any stock exchange, market or trading facility on which shares of our common stock are traded or in private transactions.  These sales may be at prevailing market prices or negotiated prices.  The selling stockholders may use any one or more of the following methods when disposing of shares:

•                  ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•                  block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•                  purchases by a broker-dealer as principal and resales by the broker-dealer for its account;

•                  sales on any national securities exchange or quotation service on which the shares are listed or quoted at the time of sale;

•                  sales in the over-the-counter market;

•                  privately negotiated transactions;

•                  to cover short sales made after the date that the registration statement of which this prospectus is a part is declared effective by the SEC;

•                  through the writing of options on the shares, whether or not the options are listed on an options exchange;

•                  through the distribution of the shares by any selling stockholder to its partners, members or shareholders;

•                  one or more underwritten offerings on a firm commitment or best efforts basis;

•                  to cover hedging transactions (other than short sales) made pursuant to this prospectus;

•                  a combination of any of these methods of sale; and

•                  any other method permitted pursuant to applicable law.

The shares may also be sold under Rule 144 under the Securities Act of 1933, if available, or in another transaction that is exempt from the registration requirements of the Securities Act, rather than under this prospectus.  The selling stockholders have the sole and absolute discretion not to accept any purchase offer or make any sale of shares if they deem the purchase price to be unsatisfactory at any particular time.

The selling stockholders may pledge their shares to their brokers under the margin provisions of customer agreements.  If a selling security holder defaults on a margin loan, the broker may, from time to time, foreclose on the shares.  In the event of a foreclosure, the broker will be considered a selling stockholder under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales.  Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, which commissions as to a particular broker or dealer may be in excess of customary commissions to the extent permitted by applicable law.

If sales of shares offered under this prospectus are made to broker-dealers as principals, we would be required to file a post-effective amendment to the registration statement of which this prospectus is a part.  In the post-effective amendment, we would be required to disclose the names of any participating broker-dealers and the compensation arrangements relating to such sales.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares offered under this prospectus may be deemed to be “underwriters” within the meaning of the Securities Act in connection with these sales.  Commissions received by these broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.  To the extent required under the Securities Act, any broker-dealers or agents that are deemed to be underwriters may not sell shares offered under this prospectus unless and until we set forth the names of the underwriters and the material details of their underwriting arrangements in a supplement to this prospectus or, if required, in a replacement prospectus included in a post-effective amendment to the registration statement of which this prospectus is a part.

The selling stockholders and any other persons participating in the sale or distribution of the shares offered under this prospectus will be subject to applicable provisions of the Exchange Act, and the rules and regulations under that act, including Regulation M.  These provisions may restrict activities of, and limit the timing of purchases and sales of any of the shares by, the selling stockholders or any other person.  Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and other activities with respect to those securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions.  All of these limitations may affect the marketability of the shares.

If any of the shares of common stock offered for sale pursuant to this prospectus are transferred other than pursuant to a sale under this prospectus, then subsequent holders could not use this prospectus until a post-effective amendment or prospectus supplement is filed, naming such holders.  We offer no assurance as to whether any of the selling stockholders will sell all or any portion of the shares offered under this prospectus.

We have agreed with the selling stockholders in this offering to use our reasonable best efforts to maintain the effectiveness of the registration statement of which this prospectus is a part until the earlier of (i) the date on which all shares of the selling stockholders offered by this prospectus having been sold by the selling stockholders, and (ii) the date on which the selling stockholders may sell all of their shares offered by this prospectus without registration under Rule 144 of the Securities Act without any limitation on the amount of securities that may be sold under Rule 144.

We have agreed to pay all fees and expenses we incur incident to the registration of the shares being offered under this prospectus.  However, each selling security holder and purchaser is responsible for paying any discounts, commissions and similar selling expenses they incur.

We and the selling stockholders have agreed to indemnify one another against certain losses, damages and liabilities arising in connection with this prospectus, including liabilities under the Securities Act.

DESCRIPTION OF CAPITAL STOCK

The following descriptions are summaries of material terms of our certificate of incorporation and bylaws as each will be in effect upon the closing of this offering.  They may not contain all of the information that is important to you.  To understand them fully, you should read our certificate of incorporation and bylaws, the forms of which have been filed with the Securities and Exchange Commission as exhibits to the registration statement of which this prospectus is a part.  The following descriptions are qualified in their entirety by reference to the certificate of incorporation and bylaws and to the applicable provisions of the Delaware General Corporation Law.

General

Our authorized capital stock consists of 150,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of stock, par value $0.001 per share, which may be designated as one or more series of preferred stock by resolution or resolutions providing for the issuance of such series adopted by our Board of Directors.  At the completion of this offering, there will be 96,601,782 shares of our common stock issued and outstanding.  We will have no preferred stock outstanding at the completion of this offering.

The number of shares to be outstanding after this offering is based on shares to be outstanding after giving effect to this offering, and does not include, as of August 7, 2009:

•                  3,419,888 shares that are reserved for issuance pursuant to our incentive award plan; and

•                  1,941,245 shares of common stock issuable upon the exercise of stock options and restricted stock units outstanding.

Common Stock

Voting.  The holders of common stock are entitled to one vote for each outstanding share of common stock owned by that stockholder on every matter properly submitted to the stockholders for their vote.  Generally, all matters to be voted on by stockholders must be approved by a majority in voting power of the stock having voting power present in person or represented by proxy.  However, questions governed expressly by provisions of the certificate of incorporation, bylaws, applicable stock exchange rules or applicable law require approval as set forth in the applicable governing document, stock exchange rule or law.  The election of directors shall be by plurality vote, and there is no cumulative voting for the election of directors.

Dividend Rights.  The holders of common stock will be entitled to such dividends and other distributions of cash or any other right or property as may be declared by the Board of Directors out of the assets or funds legally available for such dividends or distributions.

Liquidation Rights.  In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of common stock would be entitled to share ratably, based upon the number of shares held, in assets that are legally available for distribution to stockholders after payment of liabilities.  If there is any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences.

Conversion, Redemption and Preemptive Rights.  Our certificate of incorporation provides that holders of common stock shall not have any preference, preemptive right, or right of subscription, other than to the extent, if any, the Board of Directors may determine from time to time.

Preferred Stock

Our certificate of incorporation authorizes our board of directors, subject to limitations prescribed by law, to designate and issue up to 10,000,000 shares of preferred stock in one or more series without further stockholder approval.  The board will have discretion to determine the rights, powers, preferences, privileges and restrictions of, including, without limitation, voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of, and to fix the number of shares of, each series of our preferred stock.

Provisions of Our Certificate of Incorporation, Bylaws and Delaware Law that May Have an Anti-Takeover Effect

Certificate of Incorporation and Bylaws. Our certificate of incorporation and bylaws provide that a special meeting of stockholders may be called only by the Chief Executive Officer, the Chairman of the Board, president, or any two members of the Board of Directors.  Stockholders are not permitted to call, or to require that the Board of Directors call, a special meeting of stockholders.

Delaware Takeover Statute. Our certificate of incorporation provides that we will not be subject to Section 203 of the Delaware General Corporation Law (the “DGCL”), which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any “business combination” (as defined below) with any “interested stockholder” (as defined below) for a period of three years following the date that such stockholder became an interested stockholder, unless: (i) prior to such date, the Board of Directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) on consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) on or subsequent to such date, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 of the DGCL defines “business combination” to include: (i) any merger or consolidation involving the corporation and the interested stockholder; (ii) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (iii) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (iv) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.  In general, Section 203 of the DGCL defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
ON ACCOUNTING AND FINANCIAL DISCLOSURE

There are not and have not been any disagreements between us and our accountants on any matter of accounting principles, practices, or financial statement disclosure during our two most recent fiscal years and subsequent interim period.

SHARES ELIGIBLE FOR FUTURE SALE

If our stockholders sell substantial amounts of our common stock, including shares issued upon the exercise of options, in the public market following the offering, the market price of our common stock could decline.  These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

Upon completion of this offering, we will have outstanding 96,601,782 shares of common stock.  Of these shares, the 58,789,503 shares sold in this offering will be freely tradable without restriction under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by our counsel, Sidley Austin LLP, Chicago, Illinois.

EXPERTS

The consolidated financial statements of Broadwind Energy, Inc. and subsidiaries as of the years ended December 31, 2008 and 2007 and management’s assessment of the effectiveness of internal control over financial reporting as of the year ended December 31, 2008 of Broadwind Energy, Inc. and subsidiaries incorporated by reference from our Annual Report on Form 10-K for the year ended December 31, 2008, the consolidated financial statements of Brad Foote Gear Works, Inc. as of the nine months ended September 30, 2007 incorporated by reference from our Current Report on Form 8-K/A as filed on May 27, 2009, the consolidated financial statements of Energy Maintenance Service, LLC for the years ended December 31, 2007 and 2006 incorporated by reference from our Current Report on Form 8-K/A as filed on April 15, 2008 and the consolidated financial statements of Badger Transport, Inc. for the year ended December 31, 2007 incorporated by reference from our Current Report on Form 8-K/A as filed on November 14, 2008 have been audited by Grant Thornton LLP, an independent registered public accounting firm, as stated in their reports (which internal control report expressed an adverse opinion) appearing herein and elsewhere in the registration statement.  The consolidated financial statements of Brad Foote Gear Works, Inc. as of the years ended December 31, 2006, 2005 and 2004 incorporated by reference from our Current Report on Form 8-K/A as filed on January 4, 2008 have been audited by Pasquesi Sheppard LLC, an independent registered public accounting firm, as stated in their reports appearing herein and elsewhere in the registration statement.  The consolidated financial statements of Tower Tech Holdings Inc. and subsidiaries as of the year ended December 31, 2006 incorporated by reference from our Annual Report on Form 10-K for the year ended December 31, 2008 have been audited by Carver Moquist & O’Connor, LLC, an independent registered public accounting firm, as stated in their reports appearing herein and elsewhere in the registration statement.  Such consolidated financial statements and financial statement schedules are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information contained in documents that we file with the SEC into this prospectus.  This means that we can disclose important information to you by referring you to those documents and that the information included in those documents is considered part of this prospectus. The following documents filed with the SEC are incorporated by reference into this prospectus, unless otherwise indicated:

•                  Our Annual Report on Form 10-K for the year ended December 31, 2008, as filed on March 16, 2009;

•                  Amendment No. 2 to our Quarterly Report on Form 10-Q for the period ended September 30, 2008;

•                  Our Quarterly Reports on Form 10-Q for the periods ended March 31 and June 30, 2009;

•                  Our Definitive Proxy Statement on Schedule 14A as filed on April 29, 2009;

•                  Our Current Reports on Form 8-K filed on January 15, January 22, February 9, March 16, March 20, May 1, June 11, June 23, July 14, August 3 and on Form 8-K/A as filed on May 27, 2009;

•                  The financial statements included in Exhibits 99.1, 99.2 and 99.3 to our Current Report on Form 8-K/A as filed on January 4, 2008;

•                  The financial statements included in Exhibits 99.1 and 99.2 to our Current Report on Form 8-K/A as filed on April 15, 2008;

•                  The financial statements included in Exhibits 99.1, 99.2 and 99.3 to our Current Report on Form 8-K/A as filed on November 14, 2008; and

•                  The financial statements included as Exhibits 99.1 and 99.2 to our Current Report on Form 8-K/A as filed on May 27, 2009.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act, with respect to the shares of our common stock offered by this prospectus.  This prospectus, filed as a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules thereto as permitted by the rules and regulations of the Securities and Exchange Commission.  For further information about us and our common stock, you should refer to the registration statement.  This prospectus summarizes provisions that we consider material of certain contracts and other documents to which we refer you.  Because the summaries may not contain all of the information that you may find important, you should review the full text of those documents.  We have included copies of those documents as exhibits to the registration statement.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the reports and documents that have been incorporated by reference in the prospectus contained in the registration statement but not delivered with the prospectus. We will provide these documents, at no cost to the requestor, upon written or oral request directed to: Broadwind Energy, Inc., 47 East Chicago Avenue, Suite 332, Naperville, Illinois, 60540, Attention:  J.D. Rubin, telephone number (630) 637-0315.

The registration statement and the exhibits thereto filed with the Securities and Exchange Commission may be inspected, without charge, and copies may be obtained at prescribed rates, at the public reference facility maintained by the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549.  The registration statement and other information filed by us with the Securities and Exchange Commission, including the documents incorporated by reference in the prospectus,  are also available at the Securities and Exchange Commission’s website at http://www.sec.gov, as well as on our website, www.broadwindenergy.com.  This reference to our website is an inactive textual reference only and is not a hyperlink.  The contents of our website are not part of this prospectus, and you should not consider the contents of our website in making an investment decision with respect to our common stock.

After the offering, we and our stockholders will continue to be subject to the proxy solicitation rules, annual and periodic reporting requirements, restrictions of stock purchases and sales by affiliates and other requirements of the Exchange Act.  We will furnish our stockholders with annual reports containing audited financial statements certified by independent auditors and quarterly reports containing unaudited financial statements for the first three quarters of each fiscal year.

58,789,503 Shares

Common Stock

PROSPECTUS

August 18, 2009